FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*       The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000
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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.       In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.       A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2021, was EUR 39,515,275,272.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Funded Debt of Rentenbank”, on pp. 102-105 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Funded Debt of Rentenbank”, on pp. 102-105 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2021, was EUR 19,290,123.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2021, was (in millions):

U.S. dollar		$1,815
Japanese yen	JPY	25,000
Norwegian Kroner	NOK	500

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section — Management Report”, “Financial Section — Financial Statements — Balance Sheet”, “Financial Section — Financial Statements — Income Statement”, “Financial Section — Financial Statements — Cash flow statement”, “Financial Section — Financial Statements — Statement of changes in equity” and “Financial Section — Notes to the Financial Statements”, pp. 67-70, 71, 72, 73, 74-92 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2021.

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(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2021.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of December 31, 2021 giving the total outstanding of:
(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2021 was EUR 1,284.42 billion (Source: Monthly Report of the Federal Ministry of Finance, January 2022, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2021”, page 74 (https://www.bundesfinanzministerium.de/Monatsberichte/2022/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html)).

For further information on the principal amount of the outstanding direct debt of the Federal Republic, see “Tables and Supplementary Information—I. Direct Debt of the Federal Government — Summary of the Principal Amount of the Outstanding Direct Debt of the Federal Government”, p. G-46 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information—I. Direct Debt of the Federal Government”, pp. G-46 to G-48 of Exhibit (d), which are hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:
(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2021 was EUR 153.98 billion (Source: Monthly Report of the Federal Ministry of Finance, January 2022, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2021”, page 74 (https://www.bundesfinanzministerium.de/Monatsberichte/2022/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html)).

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany—Public Finance”, pp. G-39 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe the effect of any such action, not previously reported.

No foreign exchange control not previously reported was established by the Federal Republic during 2021.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2021.

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8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany—Monetary and Financial System—Official Foreign Exchange Reserves,” p. G-29 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Trade,” pp. G-24 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balances of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Payments,” pp. G-23 of Exhibit (d), which is hereby incorporated by reference herein.

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This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a) - None

Exhibit (b) - None

Exhibit (c) - The latest annual budget for the Federal Republic of Germany (pp. G-39 to G-42 of Exhibit (d) hereto)

Exhibit (d) - Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 16, 2022

Exhibit (e) - Consent of Independent Auditor

Exhibit (f) - Consent of the Federal Republic of Germany

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Nikola Steinbock
Name: Nikola Steinbock
Title: Speaker of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: May 16, 2022

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exhibit INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-39 to G-42 of Exhibit (d) hereto)

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 16, 2022

(e)	Consent of Independent Auditor

(f)	Consent of the Federal Republic of Germany

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EXHIBIT (d)

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 16, 2022, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2021.

THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with German GAAP (“German Commercial Code” or “HGB”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” or “AUD” are to Australian dollars.

On May 13, 2022, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0385 (EUR 0.9629 per U.S. dollar).

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, the “Bank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2022. Rentenbank expects its final, audited financial statements for 2022 to be announced at a press conference and published in April 2023.

The first quarter of 2022 was characterised by a high demand for Rentenbank’s special promotional loans. The approved volume of special promotional loans granted at particularly favourable interest rates amounted to EUR 1,882.7 million (as compared to EUR 1,337.7 million in the first quarter of 2021).

From the total anticipated medium and long-term issue requirement of prospective EUR 11 billion for 2022, Rentenbank was already able to raise EUR 6.3 billion in the first quarter (as compared to EUR 4.8 billion in the first quarter of 2021).

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THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
1st quarter 2021	-1.7	-2.7
2nd quarter 2021	2.2	10.4
3rd quarter 2021	1.7	2.9
4th quarter 2021	-0.3	1.8
1st quarter 2022	0.2	3.7

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) rose by 0.2% in the first quarter of 2022 compared to the fourth quarter of 2021 after adjustment for price, seasonal and calendar effects. Economic performance thus increased slightly in the first quarter of 2022, following the recovery of the German economy in the summer of 2021 and the decline at the end of 2021. This development was mainly due to higher capital formation, whereas the balance of exports and imports had a downward effect on economic growth. The economic consequences of Russia’s invasion of Ukraine have been having a growing impact on the short-term economic development since late February 2022.

Compared to the first quarter of 2021, in which the German economy had been affected by the consequences of the second wave of the COVID-19 pandemic, price- and calendar-adjusted GDP in the first quarter of 2022 increased by 3.7%. Compared to the fourth quarter of 2019, i.e., the quarter before the COVID-19 pandemic began, price-, seasonal- and calendar-adjusted GDP in the first quarter of 2022 declined by 0.9%.

Due to the continuing COVID-19 pandemic and the war in Ukraine, these results are subject to larger uncertainties than usual.

Source: Federal Statistical Office, Gross domestic product in the 1st quarter of 2022 up 0.2% on the previous quarter, press release of April 29, 2022 (https://www.destatis.de/EN/Press/2022/04/PE22_184_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
April 2021	0.7	2.0
May 2021	0.5	2.5
June 2021	0.4	2.3
July 2021	0.9	3.8
August 2021	0.0	3.9
September 2021	0.0	4.1
October 2021	0.5	4.5
November 2021	-0.2	5.2
December 2021	0.5	5.3
January 2022	0.4	4.9
February 2022	0.9	5.1
March 2022	2.5	7.3
April 2022	0.8	7.4

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at 7.4% in April 2022, thus reaching an all-time high for the second month in a row since German reunification after the inflation rate had increased to 7.3% in March 2022 mainly due to the development of energy prices. Energy prices, in particular, have increased considerably since Russia’s invasion of Ukraine and have had a substantial impact on the inflation rate. A similarly high inflation rate was last recorded in the Federal Republic of Germany (pre-reunification) in autumn 1981, when petroleum prices had sharply increased as a consequence of the Gulf war between Iraq and Iran. Additional factors include delivery bottlenecks due to interruptions in supply chains caused by the COVID-19 pandemic and significant price increases at upstream stages in the economic process. These factors accelerated price increases for consumers not only for energy, but also other product groups such as food.

Prices of goods (total) increased by 12.2% from April 2021 to April 2022. Energy prices in April 2022 increased by 35.3% compared to April 2021, following a 39.5% increase in March 2022 compared to March 2021. Prices of heating oil (+98.6%) nearly doubled in April 2022 compared to April 2021, and substantial price rises were also recorded for motor fuels (+38.5%) and natural gas (+47.5%). Price increases for other energy products also significantly exceeded the overall inflation rate (e.g., prices of solid fuels (+23.9%) and of electricity (+19.3%)). The increases of energy prices were influenced by several factors, including effects related to Russia’s invasion of the Ukraine, the COVID-19 pandemic and the increase in the CO2 charge from EUR 25 to EUR 30 per ton of CO2. Food prices rose considerably by 8.6% in April 2022 compared to April 2021, which represented a significant acceleration compared to March 2022 (+6.2%). Considerable price rises were recorded for edible fats and oils (+27.3%), meat and meat products (+11.8%), dairy products and eggs (+9.4%) and fresh vegetables (+9.3%). Prices were up not only for energy and food but also for other products such as vehicles (+8.9%) and information processing equipment (+8.0%). The prices of non-durable consumer goods (total) increased by 16.0% and those of durable consumer goods by 5.2% on April 2021. Excluding energy prices, the inflation rate in April 2022 would have been 4.3%; excluding energy and food prices, it would have been 3.8%.

In April 2022, the prices of services (total) increased by 3.2% compared to April 2021. Net rents exclusive of heating expenses, which are important as they account for a large part of household consumption expenditure, rose by 1.6% and thus had a downward effect on the overall inflation rate. In addition, price decreases were observed for telecommunications (-1.1%) and for services of social facilities (-2.6%), the latter being due to the implementation of the long-term care reform adopted in June 2021. However, the prices of some services were markedly up, including maintenance and repair of dwellings and residential buildings (+12.2%) and of vehicles (+6.1%).

Compared to March 2022, the consumer price index rose by 0.8% in April 2022. Food prices, in particular, were noticeably higher (+3.6%), in addition to the seasonal price increases observed for package holidays (+17.6%). Consumers paid more for groceries, particularly for edible fats and oils (+10.2%) and meat and meat products (+7.1%). These price increases were partially offset by lower energy prices. Energy prices overall declined by 3.1% from the previous month, and substantial price decreases were observed for heating oil (-20.3%) and motor fuels (-5.7%).

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products (+7.1%). These price increases were partially offset by lower prices of energy products. Energy product prices overall declined by 3.1% from the previous month, and substantial price decreases were observed for heating oil (-20.3%) and motor fuels (-5.7%).

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +7.4% in April 2022, press release of May 11, 2022 (https://www.destatis.de/EN/Press/2022/05/PE22_196_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
March 2021	4.0	3.9
April 2021	3.9	3.8
May 2021	3.7	3.7
June 2021	3.6	3.6
July 2021	3.4	3.5
August 2021	3.4	3.5
September 2021	3.3	3.4
October 2021	3.1	3.3
November 2021	3.2	3.2
December 2021	3.0	3.2
January 2022	3.3	3.1
February 2022	3.0	3.0
March 2022	2.9	2.9

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to March 2021, the number of employed persons in March 2022 increased by approximately 725,000 or 1.6%. Compared to February 2022, the number of employed persons increased in March 2022 by approximately 85,000 or 0.2% after adjustment for seasonal fluctuations. On a seasonally adjusted basis the number of persons in employment in March 2022 was up by 0.1%, or 41,000 persons, compared to February 2020, the month before the COVID-19 pandemic began in Germany.

In March 2022, the number of unemployed persons declined by approximately 435,000 or 25.7% compared to March 2021. Adjusted for seasonal and irregular effects, the number of unemployed persons in March 2022 stood at 1.28 million, reflecting a decline of 2.0% compared to February 2022.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, Employment exceeds pre-crisis level in March 2022, press release of May 3, 2022 (https://www.destatis.de/EN/Press/2022/05/PE22_186_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-February 2022	January-February 2021
Goods	20.9	33.0
Services	0.2	2.1
Primary income	23.8	20.0
Secondary income	-11.5	-13.8
Current account	33.3	37.1

(1)	Figures may not add up due to rounding; cumulated year-to-date figures computed by KfW on the basis of monthly figures.

Source: Deutsche Bundesbank, Balance of payments statistics, 12-04-2022, I. Major items of the balance of payments (https://www.bundesbank.de/resource/blob/810958/623451630dbc657c8d274cc0ba935348/mL/i-wichtige-posten-data.pdf).

Other Recent Developments

Germany’s Response to Russia’s Invasion of Ukraine

Relief measures relating to rising energy prices. Uncertainties in the energy markets and the tight supply of natural gas before Russia’s invasion of Ukraine have already been contributing to a significant rise of energy prices over the past months. According to the Federal Statistical Office, energy prices, in particular for imported energy (+129.5%), rose strongly at all stages of the economic process, in February 2022 compared to February 2021. Against this background, the Federal Government in February 2022 had already agreed on a package of relief measures benefiting consumers, including particularly vulnerable groups, to be launched in the short term. These measures include the abolition of the Renewable Energy Sources Act levy (EEG-Umlage), which had been included on electricity bills to incentivize the use of energy from renewable sources, and instead financing of energy from renewable sources via the federal budget as of July 1, 2022, certain tax-related measures applicable to income tax as of January 1, 2022, and transfer payments to certain vulnerable groups in the German population (e.g., recipients of benefits and children affected by poverty). Furthermore, on April 27, 2022, the Federal Government adopted a proposal for a supplementary budget for the fiscal year 2022, inter alia to finance additional broad measures to mitigate the effects of Russia’s invasion of Ukraine on energy prices for consumers. Key elements were agreed by the coalition committee of the governing parties on March 23, 2022, and include the introduction of a one-time energy price allowance as a supplement to salary, a family allowance per child, a one-time supplement for recipients of social benefits, the temporary reduction of the energy tax on fuel to the European minimum rate for three months, and reduced-price use of public transport for 90 days.

Sources: Federal Statistical Office, Energy prices: high increases at all stages in the economic process, press release of March 29, 2022 (https://www.destatis.de/EN/Press/2022/03/PE22_N016_61.html); Bundesministerium der Finanzen, 10 Entlastungschritte für unser Land, Ergebnis des Koalitionsausausschusses vom 23. Februar 2022 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Oeffentliche-Finanzen/10-entlastungsschritte-fuer-unser-land.pdf?__blob=publicationFile&v=4); Bundesministerium für Wirtschaft und Klimaschutz, Kabinett bringt Abschaffung der EEG-Umlage auf den Weg, press release of March 9, 2022 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2022/03/20220309-kabinett-bringt-abschaffung-der-eeg-umlage-auf-den-weg.html); Bundesministerium der Finanzen, Steuerentlastungen unterstützen Bürger:innen, press release of March 16, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/03/2022-03-16-steuerentlastungen-unterstuetzen-buergerinnen.html#:~:text=Arbeitnehmer*innen%20werden%20unmittelbar%20und,Januar%202022); Bundesministerium der Finanzen, Schnelle und spürbare Entlastungen, dated March 16, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Entlastungen/schnelle-spuerbare-entlastungen.html); Bundesministerium der Finanzen, Stabilität sichern, Gestaltungsspielraum bewahren, Zweiter Regierungsentwurf für den Bundeshaushalt 2022, Eckwerte 2023 und Finanzplan bis 2026, press release of March 16, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/03/2022-03-16-bundeshaushalte-2022-2023.html); Bundesministerium für Wirtschaft und Klimaschutz, Ergebnis des Koalitionsausschusses vom 23. März 2022, Maßnahmenpaket des Bundes zum Umgang mit den hohen Energiekosten (https://www.bundesfinanzministerium.de/Content/DE/Downloads/2022-03-23-massnahmenpaket-bund-hohe-energiekosten.pdf?__blob=publicationFile&v=6); Bundesministerium der Finanzen, Bundesregierung bringt zweites Entlastungspaket auf den Weg, press release of April 27, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/04/2022-04-27-zweites-entlastungspaket.html?cms_pk_kwd=27.04.2022_Bundesregierung+bringt+zweites+Entlastungspaket+auf+den+Weg&cms_pk_campaign=Newsletter-27.04.2022); Bundesministerium der Finanzen, Ergänzungshaushalt 2022: Auswirkungen des russischen Angriffskrieges wirksam entgegentreten, press release of April 27, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/04/2022-04-27-ergaenzungshaushalt-2022.html?cms_pk_kwd=27.04.2022_Erg%C3%A4nzungshaushalt+2022+Auswirkungen+des+russischen+Angriffskrieges+wirksam+entgegentreten&cms_pk_campaign=Newsletter-27.04.2022).

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Measures to reduce Germany’s dependence on imports of energy from Russia. Germany is highly dependent on imports of energy from Russia: Germany covered about 35% of its oil consumption in 2021 with imports from Russia and Russian coal covered about 50% of Germany’s coal consumption. The proportion of Russian gas covering German gas consumption previously amounted to about 55% on average. Since Russia’s invasion of Ukraine, significant progress has been made to reduce the imports of Russian oil, coal and gas, which amounted to 12%, 8% and 35%, respectively, as of May 1, 2022. The Federal Government announced its aim to become virtually independent of Russian oil supply by the end of the year. Accelerating the Federal Government’s plans to become independent of Russian coal, the EU adopted a further package of sanctions on April 8, 2022, which, among others, includes an embargo of coal and other solid fossil fuel imports from Russia effective as of August 2022. The Federal Government further set out to achieve independence from Russian gas by summer 2024. Progress is also being made on changing the system of gas supply, which is a challenging, lengthy process and requires significant investments, e.g., in the construction of terminals for liquid natural gas. The Federal Government is acting ambitiously to expand relevant infrastructure and is in the process of setting up a major energy efficiency program. At the current point in time, the Federal Government estimates that a loss of Russian energy imports, in particular gas, would likely have severe economic and social consequences. Accordingly, the Federal Government is also engaging in precautionary measures to secure the supply of gas to all German gas consumers in order to be ready to cope with a potential deterioration of the supply situation involving Russia. In addition, significant energy policy amendments are currently underway to accelerate the transition to renewable energies. To date, Russia’s embargo on gas supply to Poland and Bulgaria imposed at the end of April 2022 has not had any impact on the secure supply of gas to Germany.

Sources: Bundesministerium für Wirtschaft und Klimaschutz, Fortschrittsbericht Energiesicherheit, dated March 25, 2022 (https://www.bmwi.de/Redaktion/DE/Downloads/Energie/0325_fortschrittsbericht_energiesicherheit.pdf?__blob=publicationFile&v=10); Federal Ministry for Economic Affairs and Climate Action, Minister Habeck: „Germany is quickly cutting its dependence on Russian energy. But we still need to act prudently”, press release of March 25, 2022 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2022/03/20220325-minister-habeck-germany-is-quickly-cutting-its-dependence-on-russian-energy-but-we-still-need-to-act-prudently.html); Council of the EU, EU adopts fifth round of sanctions against Russia over its military aggression against Ukraine, press release of April 8, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2022/04/08/eu-adopts-fifth-round-of-sanctions-against-russia-over-its-military-aggression-against-ukraine/); Federal Ministry for Economic Affairs and Climate Action, Federal Ministry and Climate Action announces early warning level of the Emergency Plan for Gas – security of supply still ensured, press release of March 30, 2022 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2022/03/20220330-bmwk-announces-early-warning-level-of-the-emergency-plan-for-gas-security-of-supply-still-ensured.html). Federal Ministry for Economic Affairs and Climate Action appoints Bundesnetzagentur as fiduciary for Gazprom Germania - Acquisition of Gazprom Germania GmbH by JSC Palmary provisionally invalid, press release of April 4, 2022 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2022/03/20220404-bmwk-appoints-bundesnetzagentur-as-fiduciary-for-gazprom-germania.html); Bundesministerium für Wirtschaft und Klimaschutz, Habeck: „Das Osterpaket ist der Beschleuniger für die erneuerbaren Energien“, press release of April 6, 2022 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2022/04/20220406-habeck-das-osterpaket-ist-der-beschleuniger-fur-die-erneuerbaren-energien.html); Bundesministerium für Wirtschaft und Klimaschutz, Habeck legt zweiten Fortschrittsbericht Energiesicherheit vor – Abhängigkeit von russischen Energieimporten weiter reduziert, press release of May 1, 2022 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2022/05/20220501-habeck-legt-zweiten-fortschrittsbericht-energiesicherheit-vor.html); Bundesministerium für Wirtschaft und Klimaschutz, Versorgungssicherheit in Deutschland gewährleistet – Lage wird aber genau beobachtet – Enge Abstimmung innerhalb der EU erfolgt, press release of April 27, 2022 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2022/04/20220427-versorgungssicherheit-in-deutschland-gewaehrleistet.html).

Support for companies affected by Russia’s invasion of Ukraine and related sanctions. On April 8, 2022, the Federal Government adopted a proposal for a comprehensive package of measures to support companies affected by Russia’s invasion of Ukraine and related sanctions. The EU’s Temporary Crisis Framework, described below under “— EU Response to Russia’s Invasion of Ukraine”, subject to necessary state aid approvals, offers the necessary basis for state support to assist affected companies. At present, the main goal is to secure affected companies’ liquidity in the short term and, accordingly, the Federal Government intends to primarily provide companies with liquidity support measures. These measures include the KfW Special Program UBR 2022, which launched on May 9, 2022. In addition, certain expansions of Federal - Federal State - guarantee programs (Bund-Länder-Bürgschaftsprogramme) introduced during the COVID-19 pandemic are being continued for companies demonstrably affected by Russia’s invasion of the Ukraine. In addition, the Federal Government is preparing supplemental measures, in case the economic situation of the companies deteriorates. Such planned supplemental measures are to include cost allowances limited in time and scope to temporarily alleviate the impact of increases in gas and energy prices for particularly affected companies, a financing program of up to EUR 100 billion for companies at risk due to high margin requirements consisting of credit facilities backed by a guarantee of the Federal Republic to be extended by KfW based on standardized criteria as well as an option to extend targeted equity and hybrid capital support measures to stabilize companies of particular systemic importance, for individual cases in the first instance through special mandates of KfW.

Source: Bundesministerium für Wirtschaft und Klimaschutz, Bundesregierung beschließt Schutzschild für vom Krieg betroffene Unternehmen, press release of April 8, 2022 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2022/04/20220408-bundesregierung-beschliesst-schutzschild.html); Bundesministerium für Wirtschaft und Klimaschutz/Bundesministerium der Finanzen/KfW, Schutzschild der Bundesregierung für von Kriegsfolgen betroffene Unternehmen startet Schritt für Schritt, joint press release dated May 3, 2022 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2022/05/20220503-schutzschild-der-bundesregierung-fur-von-kriegsfolgen-betroffene.html).

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Special Fund for the Federal Armed Forces. In response to Russia’s invasion of Ukraine, the Federal Government plans to establish a Special Fund for the Federal Armed Forces (Sondervermögen Bundeswehr), with its own credit authorization of up to EUR 100 billion on a one-off basis. The one-off credit authorization is to be exempted from the debt ceiling of the “debt brake”. The Special Fund would be intended to supplement the defense section of the Federal Budget to achieve the goal of the North Atlantic Treaty Organization (NATO) of spending at least 2% of GDP for defense each year.

Source: Bundesministerium der Finanzen, Sondervermögen Bundeswehr: Investitionen in unsere Freiheit, press release of March 16, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/03/2022-03-16-sondervermoegen-bundeswehr.html?cms_pk_kwd=16.03.2022_Sonderverm%C3%B6gen+Bundeswehr+Investitionen+in+unsere+Freiheit&cms_pk_campaign=Newsletter-16.03.2022).

EU Response to Russia’s Invasion of Ukraine

In response to Russia’s invasion of Ukraine, the EU has taken comprehensive measures to support Ukraine and the Ukrainian people, including the reception of refugees, humanitarian aid, civil protection support, an agreement to set up a Ukraine Solidarity Trust Fund, support in an amount of EUR 17.0 billion for EU Member States hosting refugees, an emergency macro-financial assistance operation of EUR 1.2 billion to foster stability in Ukraine and support for the Ukrainian armed forces in an amount of EUR 1.0 billion under the European Peace Facility, a new instrument established in March 2021 and financed outside the EU budget with a financial ceiling of EUR 5.0 billion in 2018 prices for the period from 2021 to 2027.

Furthermore, the EU has adopted extensive restrictive measures against Russia in addition to the sanctions which were progressively imposed after the illegal annexation of Crimea in 2014. Individual sanctions have been imposed on specific persons and entities because their actions are considered to have undermined Ukraine’s territorial integrity, sovereignty and independence include asset freezes and travel bans. The economic sanctions, which target exchanges with Russia in specific economic sectors, include restricted access to EU capital markets for certain Russian banks and companies, a ban on transactions with the Russian Central Bank and the Central Bank of Belarus, a SWIFT ban for a number of Russian and Belarusian banks, a prohibition on the provision of euro-denominated banknotes to Russia and Belarus, a ban on the overflight of EU airspace and on access to EU airports by Russian carriers of all kinds, a ban on exports to Russia of goods and technology in various sectors, a ban on export to Russia of dual-use goods for military use and an export and import ban on arms. On April 8, 2022, the EU adopted further sanctions, including, among others, a ban of coal and other solid fossil fuel imports from Russia as of August 2022, a ban of vessels registered under the flag of Russia from accessing EU ports and the imposition of a full transaction ban on four key Russian banks representing 23% of market share in the Russian banking sector. The EU is currently considering the adoption of a further package of sanctions, including a ban on imports of oil from Russia.

To mitigate the economic impact of the war on EU Member States, the EU Commission also adopted a temporary crisis framework for state aid measures in March 2022 (the “Temporary Crisis Framework”) to support the economy in the context of Russia’s invasion of Ukraine. Apart from allowing the set-up of schemes for grants for companies affected by the crisis, EU Member States are permitted to provide liquidity support in form of state guarantees and subsidized loans for investments and working capital needs. In addition, EU Member States may partially compensate companies, in particular intensive energy users, for additional costs resulting from the current exceptional gas and electricity price increases, including through direct grants. The measures extended are subject to certain limits. The Temporary Crisis Framework has been put in place until December 31, 2022 and may be extended if deemed necessary by the European Commission.

Sources: Council of the EU, EU response to Russia’s invasion of Ukraine, accessed on April 8, 2022 (https://www.consilium.europa.eu/en/policies/eu-response-ukraine-invasion/); Council of the EU, EU support to Ukraine: Council doubles funding under the European Peace Facility, press release of March 23, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2022/03/23/eu-support-to-ukraine-council-doubles-funding-under-the-european-peace-facility/?utm_source=dsms-auto&utm_medium=email&utm_campaign=EU+support+to+Ukraine%3a+Council+doubles+funding+under+the+European+Peace+Facility); Council of the EU, European Peace Facility, accessed on April 8, 2022 (https://www.consilium.europa.eu/en/policies/european-peace-facility/); Council of the EU, EU restrictive measures in response to the crisis in Ukraine, accessed on April 8, 2022 (https://www.consilium.europa.eu/en/policies/sanctions/restrictive-measures-against-russia-over-ukraine/); Council of the EU, EU adopts fifth round of sanctions against Russia over its military aggression against Ukraine, press release of April 8, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2022/04/08/eu-adopts-fifth-round-of-sanctions-against-russia-over-its-military-aggression-against-ukraine/); European Commission, Speech by President von der Leyen at the EP Plenary on the social and economic consequences for the EU of the Russian war in Ukraine – reinforcing the EU's capacity to act, May 4, 2022 (https://ec.europa.eu/commission/presscorner/detail/en/speech_22_2785); European Commission, State aid: Commission adopts Temporary Crisis Framework to support the economy in context of Russia’s invasion of Ukraine, press release of March 23, 2022 (https://ec.europa.eu/commission/presscorner/detail/en/statement_22_1949).

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General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control, at the end of the week ended May 1, 2022 (“week 17”), overall transmission was falling in most countries in the EU and the European Economic Area (“EU/EEA”), as evidenced by both overall case notification rates and case rates among people aged 65 years and older. While decreasing overall, transmission in the 65 years and older age group is still high (64% of the pandemic maximum for the EU/EEA). It is therefore important to continue monitoring the disease burden in older age groups. The 14-day COVID-19 death rate has been decreasing for three weeks. Of the total population in EU/EEA countries, 72.6% had been fully vaccinated, i.e., received a primary course of vaccinations, and 51.6% had received an additional booster dose, whereas 75.4% had received at least one vaccine dose as of the end of week 17.

In Germany, the peak of the current wave of the COVID-19 pandemic has clearly passed, many hospitalization indicators and the number of deaths are declining, but infection pressure remains high. Omicron continues to be the dominant variant, accounting for more than 99% of infections. Compared to previous waves, the number of severe COVID-19 cases during the current wave has been significantly lower. The burden on capacity in the public health care system due to restricted availability of medical personnel associated with infection-related absences is decreasing, in particular in the area of in-patient and intensive care. The number of deaths associated with Omicron in relation to new infections is lower than during previous waves, as a result of increased immunity in the German population, especially due to the very effective vaccine, combined with the basically lower proportion of severe infections associated with Omicron. The vaccination rate in the German population has remained more or less unchanged over the past few weeks, with mainly second booster doses being administered. Of the total German population, 75.8% had been fully vaccinated, 59.5% had received a first booster dose and 5.3% a second booster dose, whereas 77.6% had received at least one vaccine dose as of May 10, 2022. As of April 2, 2022, most containment measures related to the COVID-19 pandemic have been lifted, with basic protective measures such as the wearing of facial masks in hospitals and nursing homes remaining in place. At the same time, stricter, locally restricted rules may be imposed if required by the local infection situation and if resolved by the parliament of the relevant Federal State.

Sources: European Centre for Disease Prevention and Control, Country overview report: week 17 2022, produced on May 6, 2022 (https://www.ecdc.europa.eu/en/covid-19/country-overviews); Robert Koch Institut, Wöchentlicher Lagebericht des RKI zur Coronavirus-Krankheit-2019 (COVID-19), May 5, 2022 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2022-05-05.pdf?__blob=publicationFile); Bundesministerium für Gesundheit, Impf-Dashboard, as of May 11, 2022 (https://impfdashboard.de/); Bundesregierung, Mehr Normalität im Alltag, March 30, 2022 (https://www.bundesregierung.de/breg-de/aktuelles/infektionsschutzgesetz-2013038).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under our governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fisheries) and the development of rural areas through the extension of credit for:

•	the agriculture industry, including forestry, horticulture and fisheries and the upstream and downstream areas;
•	the sale and warehousing of agricultural and food products;
•	agriculture-related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming and the protection of animals within the agricultural industry;
•	the improvement of infrastructure in predominantly rural areas; and
•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank; the “Rentenbank Law”) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “— Relationship with the Federal Government — Understanding with the European Commission”.

In 2009, the Rentenbank Law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “— Relationship with the Federal Government — Institutional Liability (Anstaltslast)”.

Furthermore, the Rentenbank Law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of the Rentenbank Law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Moreover, the Rentenbank Law was amended by Article 4 of the statute implementing the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and adapting supervisory laws to Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (Gesetz zur Umsetzung der Richtlinie 2013/36/EU über den Zugang zur Tätigkeit von Kreditinstituten und die Beaufsichtigung von Kreditinstituten und Wertpapierfirmen und zur Anpassung des Aufsichtsrechts an die Verordnung (EU) Nr. 575/2013 über die Aufsichtsanforderungen an Kreditinstitute und Wertpapierfirmen; the “CRD IV Umsetzungsgesetz”) dated August 28, 2013. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and

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derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “— Relationship with the Federal Government — Guarantee of the Federal Republic”. Finally, effective as of November 6, 2015, Section 16 of the Rentenbank Law was amended by Article 3 of the Act dated November 2, 2015 in order to clarify that Rentenbank shall not be subject to insolvency proceedings.

Rentenbank’s statutes (Satzung; “Rentenbank’s Statutes”) were amended and restated, effective as of March 27, 2014, principally to reflect changes in the German Banking Act (Gesetz über das Kreditwesen; “KWG”) based on the CRD IV Umsetzungsgesetz.

Due to the establishment of the nomination committee and remuneration committee, Rentenbank’s Statutes were amended and restated, effective as of December 15, 2018.

We extend credit to German and other public and private sector banks in the European Union (“EU”) which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German Federal States (Bundesländer; “German Federal States”), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic and to banks in Norway, Switzerland, Australia and Canada.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2021, Rentenbank had total assets of € 95.5 billion.

Starting with the fiscal year ending December 31, 2017, Rentenbank has decided no longer to prepare audited, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, as it is not legally required to do so. Rentenbank will continue to prepare audited annual, unconsolidated financial statements in accordance with German GAAP (German Commercial Code or HGB). For more information on our statements, see our financial statements and the notes thereto beginning on page 67.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is +49-69-2107-0. The headquarters and business address of Rentenbank is Theodor-Heuss-Allee 80, 60486 Frankfurt am Main as Rentenbank´s office building at Hochstrasse 2, 60313 Frankfurt am Main is being renovated.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal legislature exercises ultimate control over Rentenbank through legislative action. For example, the Rentenbank Law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal legislature.

Guarantee of the Federal Republic

The Rentenbank Law was amended with effect from January 1, 2014 to provide expressly that the Federal Republic guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (Rentenbank Law, Section 1a). Under the Guarantee of the Federal Republic, if Rentenbank fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by Rentenbank, or if Rentenbank fails to make any payment required to be made under Rentenbank’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic will rank equally, without any preference, with all of its other present and

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future unsecured and unsubordinated indebtedness. Holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will be able to enforce this obligation directly against the Federal Republic without first having to take legal action against Rentenbank. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to Rentenbank with respect to the obligations covered.

The Guarantee of the Federal Republic does not affect the obligations of the Federal Republic towards Rentenbank pursuant to the existing institutional liability (Anstaltslast).

Institutional Liability (Anstaltslast)

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;
•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and
•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations, including our publicly issued debt securities, or our guarantee of debt securities should a substitute obligor be substituted for Rentenbank, are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understanding with the European Commission

On March 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the understanding, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises, infrastructure, environment-friendly investment, housing as well as cooperation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in the Rentenbank Law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

The Rentenbank Law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Management Board with supervision by our Supervisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food and Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

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The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Supervisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

We are also subject to banking supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; “BaFin”) and the German Central Bank (“Deutsche Bundesbank”) under the KWG. See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervision Authority”.

From November 4, 2014, until June 26, 2019, Rentenbank was among the banks considered significant under the Single Supervisory Mechanism (“SSM”), and was thus subject to European Central Bank (“ECB”) supervision.

On June 27, 2019, new European Union rules revising the Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive (“CRD”) became effective (“CRR II” and “CRD V”). The new rules provide for an explicit exemption of Rentenbank from the scope of the CRD. Consequently, Rentenbank is not part of the SSM anymore and no longer subject to supervision by ECB. Instead, BaFin and Deutsche Bundesbank have taken over supervisory responsibility. See also “— Supervision and Regulation — General / Regulatory changes in the banking sector on EU level”.

Sustainability

Sustainable agriculture is the indispensable prerequisite and essential basis for a sustainable society. Agriculture plays a key role in climate and environmental protection because it is a critical part of both the problem and the solution. As a promotional bank, it is our duty to help the agriculture industry further reduce harmful effects on the climate and the environment and extend its role as a producer of ecosystem conservation services and sustainable raw materials.

Our Mission Statement expresses our self-concept and our values. Together with our Code of Conduct and our risk culture, it forms the basis for ethically correct conduct at Rentenbank. The Mission Statement and Code of Conduct can be viewed on Rentenbank’s Sustainability Portal.

We are committed to the Sustainable Development Goals (SDGs) of the United Nations and the goals of the Paris Climate Agreement. Based on our Sustainability Guidelines, we set and update goals and define appropriate measures, indicators, and responsibilities to ensure and monitor the attainment of those goals on an annual basis. Rentenbank’s sustainability activities are coordinated by a central unit that reports directly to the Speaker of the Management Board.

A team composed of representatives of several organisational units and sub-divided into topic-specific work groups is responsible for Rentenbank’s sustainability activities. The work groups develop proposals for new sustainability activities and indicators. Moreover, we published a Declaration of Conformity with the German Sustainability Code for the first time in 2021, which is available on Rentenbank’s website.

Areas of activity

Rentenbank’s business and sustainability strategies are closely linked. While ESG (environment, social and governance) criteria are being integrated into its core business, Rentenbank is focused on the following areas of activity: sustainable corporate governance, sustainable banking, sustainable human resources management, and sustainable banking operations.

Both the Sustainability Guidelines as well as the sustainability programme are structured along these areas of activity. The Sustainability Guidelines were introduced in 2021 and reflect Rentenbank’s understanding and level of ambition relative to our central goal of acting as a sustainable enterprise and transformation bank in the field of agriculture in Germany. Under our sustainability programme, we define annually updated objectives on the basis of Rentenbank`s Sustainability Guidelines and formulate the associated measures, indicators, and responsibilities to ensure and monitor the achievement of these objectives. The sustainability programme operationalises our Sustainability Guidelines.

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Beyond its internal initiatives, Rentenbank is committed to national and international initiatives which contribute to sustainable development. Therefore, Rentenbank subscribes to the United Nations Universal Declaration of Human Rights. Within its sphere of influence, Rentenbank respects and protects the universal human rights and the core labour standards of the International Labour Organization (ILO) (cf. ILO Declaration on Fundamental Principles and Rights at Work). As a member of the International Capital Markets Association, Rentenbank conforms with ICMA Green Bond Principles and is making a contribution to further developing the market for sustainable issuances. The comprehensive compliance with legal and internal requirements for the Prevention of Fraud and Corruption and Prevention of Money laundering is a mandatory prerequisite for Rentenbank’s successful operations.

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BUSINESS

Our principal business is providing loans and other types of financing for the German agricultural and forestry sectors, viticulture and horticulture sectors as well as in aquaculture and fisheries. Funds are also provided for projects in the food industry and other upstream and downstream companies as well as investments in renewable energies and projects for rural development. The principal purpose of loans granted is the promotion of agriculture, agribusiness and rural development. We do so primarily by extending credit to German private and public sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to the Rentenbank Law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fisheries. This sector includes ultimate borrowers engaged in all types of agricultural production, forestry, horticulture and fisheries. It also includes ultimate borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry, aquaculture and fisheries as well as commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).
•	Food Industry. Eligible ultimate borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and food wholesale.
•	Renewable Energy. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. This sector also covers lending for photovoltaic or wind farms, if the borrowers are closely linked to agriculture, forestry, horticulture, fisheries or the food industry. This moreover includes civic engagement in the production of wind power.
•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, broadband coverage, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural municipalities. As a rule, eligible projects must be in municipalities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to ultimate borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European banks, German Federal States or German municipalities. Our traditional loan portfolio (as described below) consists primarily of special promotional loans and accounted for 67.0% of our loan portfolio at December 31, 2021. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments:

	For the Year Ended December 31,
	2021	2020
	(EUR in millions)
Loan commitments(1):	10,164	10,226
Registered bonds/promissory notes	3,830	3,511
Special promotional loans	5,609	5,973
Renewals	725	742
Securities	352	1,690
Total extensions of credit	10,516	11,916

___________________________

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows the special promotional loans and registered bonds and promissory notes (Schuldscheine) portion of our loan portfolio for agriculture at December 31, 2021 and 2020.

	At December 31,
	2021	2020
	(EUR in millions)
Special promotional loans	42,425	43,173
Registered bonds/ promissory notes	20,900	18,671
Total	63,325	61,844

The following table provides a breakdown of our loan portfolio according to maturity at December 31, 2021 and 2020.

	At December 31,
	2021	2020
	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	23,663	24,129
Medium-term (between one year and five years)	25,474	24,336
Short-term (less than one year)	6,810	6,621
Direct Loans:
Long-term (five years or more)	4,595	4,199
Medium-term (between one year and five years)	2,459	2,313
Short-term (less than one year)	324	246
Total	63,325	61,844

Our portfolio of traditional loans consists primarily of special promotional loans and medium- and long-term registered bonds and promissory notes. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2021, totaled €63.3 billion, an increase of 2.4% from €61.8 billion at December 31, 2020. At December 31, 2021, this loan portfolio represented 66.3% of our total assets.

Our special promotional loans accounted for 67.0% of our loan portfolio at the end of 2021 compared with 69.8% of our loan portfolio at the end of 2020. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium- and long-term loans are made to banks which loan the proceeds to ultimate borrowers who meet the qualifications under one of our special promotional loans designed to further agriculture- and rural development-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the ultimate borrower are generally more favorable to the ultimate borrower than would otherwise be commercially obtainable.

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Our registered bonds and promissory notes accounted for 33.0% of our loan portfolio at December 31, 2021, compared with 30.2% of our loan portfolio at December 31, 2020. It is mainly composed of secured and unsecured loans to German public sector and private sector banks as well as to banks in the European Union. Landesförderinstitute, promotional institutes of the federal states established by the different German Federal States, Sparkassen, a type of public sector savings banks, and Landesbanken, public sector universal banks, are the principal German public sector banks to which we lend. Landesförderinstitute still benefit from institutional liability (Anstaltslast) of the different German Federal States. Sparkassen and Landesbanken originally benefited from an explicit guarantor liability (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General — Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our registered bonds and promissory notes, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Registered bonds and promissory notes

Borrowing terms on registered bonds and promissory notes are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 800 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “–– Credit Analysis”.

At December 31, 2021, approximately 6.9% of our notional loan portfolio amount was unsecured, as compared with 7.9% of our notional loan portfolio at December 31, 2020. Unsecured loans to German and other private sector banks in the European Union as well as the United Kingdom, Norway, Switzerland, Australia and Canada are made only after a thorough review of the borrowing bank’s creditworthiness.

We also purchase registered bonds and promissory notes issued by private and public sector banks located in other European Union countries as well as in the United Kingdom, Norway, Switzerland, Canada and Australia. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend. Finally, we purchase registered bonds and promissory notes issued by German Federal States or German municipalities.

Short-Term registered bonds and promissory notes

Short-term loans are granted to both financial institutions and non-financial institutions by the purchase of short-term registered bonds and promissory notes. The bulk of our lending through registered bonds and promissory notes consists of loans made to banks and other financial institutions in the wholesale markets.

Special Promotional Loans

Special promotional loans are extended under programmes designed to further specific policy goals defined by our Supervisory Board. In addition, we administer other loan programmes on behalf of the Federal Republic and some German Federal States. Borrowers must meet the defined requirements to borrow under one of these programmes. Unlike our registered bonds and promissory notes, under these special promotional loan programmes, we review the ultimate borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the ultimate borrower.

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Through the following special promotional loans, we reduce the interest rates of our loans or grant additional subsidies to specific groups in order to further our promotional objectives. The structure of the special promotional loan programmes allows us the promotion along the entire food value chain. Loans are generally limited to €10 million per business per year. Included are loans issued by some promotional institutions of the German Federal States which use liquidity facilities for specific promotional purposes in their respective federal state. The global loans provided are used for the comprehensive refinancing of loan programmes of the individual German Federal States intended for the promotion of the agricultural business and rural areas. These programmes are (1) set up by the promotional institutions of the German Federal States and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programmes with added value (e.g. lower interest rate) on behalf of the promotional institution. The promotional institutions of the German Federal States are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Special promotional loan line for financings in agriculture, forestry, aquaculture and fisheries: Under these programmes, we finance medium- and long-term loans to individual ultimate borrowers who (1) lease or own farms, (2) own or manage forest, produce (3) agricultural products or (4) fishery products. These loans are offered to purchase or modernize new farm or fishery equipment and buildings, to purchase new land, forest or an existing farming or fishing operation. They can also be used for inputs. To qualify for the particularly low interest rates, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. Forestry, they are offered i.a. for first afforestation or conversion of silviculture to adjust to climate change. Approximately 41.4% of new business in special promotional loans made during the year ended December 31, 2021, were of this type;
•	Special promotional loan lines for financing in agribusiness: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such, for example, custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at particularly low interest rates are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. Approximately 14.8% of new business in special promotional loans made during the year ended December 31, 2021, were of this type;
•	Special promotional loan line for financings in renewable energy: Investments by agricultural or agribusiness enterprises in renewable energy are promoted by this programme. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. This also includes investments in wind energy by local citizens and farmers. Approximately 18.1% of new business in special promotional loans made during the year ended December 31, 2021, were of this type;
•	Special promotional loan line for financings in rural development: Under these programmes, we make available medium- and long-term loans to (1) private individuals and private organizations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities and enterprises in rural areas for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, expansion of broadband infrastructure, the development of regional tourism through the construction of lodgings, parks, harbors, campgrounds, local restaurants and public baths and only for municipalities the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply. Approximately 3.7% of new business in special promotional loans made during the year ended December 31, 2021, were of this type; and
•	Special promotional loans on behalf of the Federal Republic and the German Federal States: For further cooperation with the German Federal States see “— Activities on Behalf of the Federal Republic and German Federal States Governments”. These programmes account for approximately 22.1% of new business in special promotional loans made during the year ended December 31, 2021. It
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is driven by our business with promotional institutions of the German Federal States which is focused on rural development.

Although we review the applications and the eligibility of the ultimate borrower, special promotional loans are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our loan programmes. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; “RGZS”), currently 1.40% p.a. up to 8.50% p.a. according to the credit rating of the ultimate borrower and/or the value of collateral provided, on loans extended these loan programmes. Special promotional loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. Unlike registered bonds and promissory notes, special promotional loans are secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special promotional loans, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special promotional loans, see “— Special Promotional Loans” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other banks in Europe, Canada and Australia as well as supranational institutions. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany and EU countries, in the context of our securities business we purchase the debt securities of financial institutions active in the above mentioned areas. Debt securities issued by the EU, banks in Switzerland, Canada, Norway and Australia can only be purchased for treasury management purposes or investment of own funds. We also hold debt securities issued by British banks. At December 31, 2021, the securities portfolio accounted for 15.8% of total assets, as compared with 18.5% at December 31, 2020. Of our portfolio of debt securities, at December 31, 2021, 5.8% were issued by public issuers, compared to 4.7% at December 31, 2020.

The following table shows the aggregate carrying amount of our securities portfolio at December 31, 2021 and 2020.

Securities Portfolio

	At December 31,
	2021	2020
	(EUR in millions)
From public issuers	868	833
From other issuers	14,201	16,784
Total securities	15,069	17,617

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Subsidiaries

At December 31, 2021, we hold interests in three affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”), DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”) and Getreide-Import-Gesellschaft mbH, Frankfurt am Main (“GIG”).

LRB is a holding company that owns equity interests in DSV and GIG. We own 100% of LRB’s outstanding capital. At December 31, 2021, LRB had total assets of €92.1 million according to the annual financial statements prepared in accordance with German commercial law. LRB owns 100% of the outstanding capital of DSV and GIG. At December 31, 2021, DSV had total assets of €3.1 million and GIG had total assets of €2.4 million according to the respective annual financial statements prepared in accordance with German commercial law. DSV and GIG now only manage own funds to secure pension payments to former employees.

Activities on Behalf of the Federal Republic and German Federal States (Bundesländer) Governments

The Rentenbank Law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special purpose fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food and Agriculture. These are granted for innovative start-ups in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds), the disbursement of which is determined by the General Meeting.

We are also enabled to act on behalf of a number of different German Federal States and the Federal Republic in administering other sponsored loan programmes. In this context, we provided interest subsidy products for a number of German Federal States. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issued default guarantees in the context of the investment assistance programmes for the agricultural sector (Agrarinvestitionsförderungsprogramm; “AFP”) of the State of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage existing loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Together with the federal government and the German Federal States, Rentenbank can also set up special promotional loans for agricultural enterprises to provide liquidity or support other promotional purposes that combine favourable refinancing on capital markets of Rentenbank with public funding. This was for example the case due to financial crises and low prices for agricultural products, where state subsidies were used to lower the interest rate for ultimate borrowers.

Furthermore, in April 2020, the Federal Government set up a guarantee program for liquidity assistance loans of Rentenbank to support companies in agriculture, horticulture, viticulture, forestry, fisheries and aquaculture affected by the corona pandemic. Under the Federal Government's guarantee programme, promotional loans of up to €3 million can be guaranteed up to 90% for affected small and medium sized companies and up to 80% for large companies.

Besides our special promotional loan programmes for investments in infrastructure of rural municipalities, we also promote rural development by offering global loans to the promotional banks of the German Federal States.

In addition, the Federal Government has commissioned Rentenbank with implementing two additional federal programmes: “The Digitalisation and Technology for the Sustainable Forestry Management programme” began on November 2, 2020. The programme aims to preserve forests and make relevant adjustments for climate change. New business is no longer possible here. Application ended 2021. The second federal program, “The Promotion of Investment and Future Programme for Agriculture” started on January 11, 2021. The aim is to promote more environmentally-friendly techniques for land cultivation in order to protect the climate and improve biodiversity. Both programmes combine grants from the Federal Government with loans from Rentenbank. In 2021, we have committed grants of 275 million in both programs.

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Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper;
•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and
•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our EUR 20 billion Commercial Paper Programme (“ECP Programme”). This issuing programme enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with Deutsche Bundesbank.

We also obtain funding in the international capital markets, both through various issuing programmes and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programmes include a EUR 70 billion Euro Medium Term Note Programme (the “EMTN Programme”) and an AUD 15 billion Australian Dollar Domestic Medium Term Note Programme (the “AMTN Programme”). We have a shelf registration statement in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2021, we issued the equivalent of €8.8 billion of medium and long-term Euro Medium Term Notes, €0.4 billion of AUD Medium Term Notes and approximately €1.5 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “— Risk Management and Derivatives” below.

With respect to the domestic and international capital markets, the following table shows our sources of funds based on the carrying amount during each of the years indicated.

	At December 31,
	2021	2020
	(EUR in millions)
International loans / Promissory notes	1,006.0	1,279.6
Domestic bonds [1]	1,952.2	2,566.8
International bonds [2]	82,350.9	81,657.4
Total	85,309.1	85,503.8

_________________

1       Registered bonds (Namensschuldverschreibungen) issued in the domestic market

2       Bearer bonds (Inhaberschuldverschreibungen) and registered bonds issued and sold pursuant to the EMTN Programme and the AMTN Programme as well as registered bonds issued and sold under the shelf registration statement filed with the SEC

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Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “— Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 81.0% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German Federal States, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our risk control department has responsibility for our market price and liquidity risk management system as well for the operational and strategic risk management and is overseen directly by the Management Board. The risk control department applies for and the Management Board determines market and liquidity risk limits. Daily reports are generated by the risk control unit, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Management Board. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a defined parallel shift of the yield curve. With respect to liquidity risk, our daily liquidity deficit is never greater than the amount of our eligible collateral with Deutsche Bundesbank. The Credit division applies for, and the Management Board approves, the counterparty credit limits for derivatives. Credit risk, including counterparty credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Registered bonds and promissory notes”.

We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. We minimize credit risk from fair value fluctuations by means of appropriate risk-mitigation measures set out in credit support annexes with every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the KWG which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the KWG we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity, operational and strategic risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of our own credit analysis and supported by a diverse set of documents such as business reports and ratings. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2021, a notional amount of €0.0 billion of liabilities to banks, €0.0 billion of liabilities to customers, €44.1 billion of securitized liabilities and €0.1 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2021, a notional amount of €0.1 billion of loans and advances to banks and €4.4 billion of financial investments were denominated in a currency other than euro. Those assets were either funded in the respective currency or hedged through a foreign currencyswap.

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Liquidity Management

We manage our liquidity based on a projection of all future cash flows. On a daily basis, we calculate the projected net liquidity balance for each day of the coming two years. Instruments available for managing the short-term liquidity position are interbank funds, ECP issuances, and the participation in open market transactions and standing facilities within the ESCB. In addition, for the purpose of calculating medium and long-term liquidity capital inflows and outflows of the past two years are aggregated on a quarterly basis.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases”, may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture businesses located in Germany, at least compared to those located in other regions of the world. Since our ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources. Environmental, Social and Governance are in the focus of the regulators and not least in the focus of the risk management of Rentenbank.

We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

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CAPITALIZATION

The following table shows Rentenbank’s capitalization based on the carrying amount as of December 31, 2021. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2021
(EUR in millions)(1)
Long-term debt from:
Banks	1,215
Other lenders	1,844
Total long-term borrowings	3,059
Bonds	63,942
Total long-term debt	63,942
Subordinated liabilities	40
Total subordinated liabilities	40
Fund for general banking risks	3,373
Equity:
Subscribed capital	135
Reserves(2)	1,197
Total equity	1,332
Total capitalization	71,746

___________________________

(1)	On May 13, 2022, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0385 (EUR 0.9629 per U.S. dollar).
(2)	Includes principal reserve and net profit for the year.

As of December 31, 2021, Rentenbank’s Total Capital Ratio amounted to 32.0% and the Core Capital (or Tier I) ratio amounted to 31.8%. As in the prior year, Rentenbank met the regulatory requirements at all times in the reporting year. For a discussion of capital adequacy requirements under the KWG, see “Supervision and Regulation — Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to the Rentenbank Law we have three principal governing bodies: the Management Board (Vorstand), the Supervisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Management Board and the Supervisory Board named below is Theodor-Heuss-Allee 80, 60486 Frankfurt am Main, Federal Republic of Germany.

Management Board

The Management Board is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the Rentenbank Law and represents us in dealings with third parties and the judiciary. According to Rentenbank’s Statutes, the Management Board is required to deliver to the Supervisory Board on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Supervisory Board, the Management Board is required to report quarterly to the risk committee (Risikoausschuss) of the Supervisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Management Board is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Supervisory Board by a two-thirds majority. The appointment of members of the Management Board requires the prior approval of the Supervising Authority.

The members of the Management Board are:

Dietmar Ilg (Chief Risk Officer)
Dr. Marc Kaninke (Chief Financial Officer/Chief Information Officer)
Nikola Steinbock (Speaker of the Management Board)

Dr. Horst Reinhardt’s term as member and Speaker of the Management Board ended on December 31, 2021 with his retirement from his post at Rentenbank. Ms. Nikola Steinbock, whose term as full member of the Management Board began on January 1, 2022, has also assumed the role of Speaker of the Management Board as of that date.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Management Board to Rentenbank and such member’s private interests or other duties.

Supervisory Board

The Supervisory Board supervises, and appoints members to and is entitled to remove members from, the Management Board. It may issue general and specific instructions to the Management Board. In particular, the Supervisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the Rentenbank Law. Furthermore, the Supervisory Board adopts and may amend Rentenbank’s Statutes with the approval of the Supervising Authority. In addition, the following actions require the approval of the Supervisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the nomination committee of the Supervisory Board (Nominierungsausschuss), and the issuance of pension guidelines. The Supervisory Board must meet at least semi-annually.

The Supervisory Board may delegate certain authorities to committees thereof. Rentenbank’s Statutes require the Supervisory Board to form a risk committee (Risikoausschuss) concerned with the risk tolerance and risk strategy of Rentenbank, an audit committee (Prüfungsausschuss) concerned with financial and accounting matters, a remuneration committee (Vergütungskontrollausschuss) concerned with monitoring the adequacy of the remuneration systems, a nomination committee (Nominierungsausschuss) concerned with nominaton, legal and administrative matters, and an expert committee (Fachausschuss) concerned with the allocation of retained earnings.

The Supervisory Board has 18 members, one of whom is the Federal Minister of Food and Agriculture. Eight of the members of the Supervisory Board represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is

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appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German Federal States, one member each represents the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

The following is a list of the members of the current Supervisory Board:

Chairman:	Joachim Rukwied, President of the German Farmers’ Association (DBV)
Deputy Chairman:	Cem Özdemir, Federal Minister of Food and Agriculture
Representatives of the German Farmers’ Association (DBV):	Petra Bentkämper, President of the German Rural Women’s Association
Bernhard Krüsken, Secretary-General of the German Farmers’ Association (DBV)
Detlef Kurreck, Vice President of the German Farmers’ Association
Karsten Schmal, President of the Farmers`Association of Hesse
Werner Schwarz, President of the Farmers’ Association of Schleswig-Holstein
Representative of the German Raiffeisen Association:	Franz-Josef Holzenkamp, President of the German Raiffeisen Association
Representative of the food industry:	Tim Schwertner, Managing Director of Andros Deutschland GmbH
State Ministers of Agriculture or their permanent official representatives:(1)
Berlin:	Markus Kamrad, State Secretary in the Senate for the Environment, Mobility, Consumer and Climate Protection of the Land Berlin
Rhineland-Palatinate:	Daniela Schmitt, State Minister of Economic Affairs, Transport, Agriculture and Viticulture
Schleswig-Holstein:	Jan Philipp Albrecht, State Minister of Energy, Agriculture, the Environment, Nature and Digitalization
Representative of the trade unions:	Harald Schaum, Deputy Federal Chairman of the Industrial Union Construction, Agriculture, Environment (IG BAU)
Representative of the Federal Ministry of Food and Agriculture:	Silvia Bender, State Secretary
Representative of the Federal Ministry of Finance:	Dr. Marcus Pleyer, Head of Directorate
Representatives of credit institutions or other credit experts:	Michael Reuther, Managing Director of Keppler Mediengruppe
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Dr. Birgit Roos, Chief Executive Officer of the Management Board of Sparkasse Krefeld
Dr. Caroline Toffel, Member of the Management Board of Berliner Volksbank eG

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on the Rentenbank’s Supervisory Board.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Supervisory Board to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with the Rentenbank Law. The General Meeting receives reports of the Management Board on our business activities and of the Supervisory Board on resolutions adopted by the Supervisory Board. According to the Rentenbank Law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German Federal States of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the German Federal States of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Supervisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Management Board and the Supervisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the federal Public Corporate Governance Code (Public Corporate Governance Kodex des Bundes, “PCGC”), as of June 30, 2009, as promulgated by the German federal government, by resolution of the Supervisory Board dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank Law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2021, we had 385 employees (interns, apprentices, employees on parental leave and members of the Management Board excluded). According to the Single Status Payment Agreement ERA (Entgelt-Rahmenabkommen) we no longer differentiate between commercial employees (kaufmännische Angestellte) and industrial employees (gewerbliche Angestellte). As a member of the German Association of Public Banks, Rentenbank applies the collective wage agreement concluded with the relevant trade union. As of December 31, 2021, 53% of Rentenbank’s employees were paid according to the collective wage scale, while 47% were paid above the collective wage scale.

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SUPERVISION AND REGULATION

General

The Rentenbank law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and storage of agricultural and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. The Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). This is statutorily provided for by Section 1a of the Rentenbank Law. See also “General — Relationship with the Federal Government — Guarantee of the Federal Republic”.

As a federal development bank, Rentenbank underlies federal influence by the representation of the Federal Government on the Supervisory Board. The Minister of Food and Agriculture is deputy chairman of the Supervisory Board. Representatives of the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance are members of the Supervisory Board.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food and Agriculture which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of this Rentenbank-specific Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in accordance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Supervisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with Section 13 of the Rentenbank Law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervising Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Ralf Wolkenhauer and the current deputy is the senior government official Dr. Carlo Prinz.

We are authorized to carry out the types of banking business which are set forth in the Rentenbank Law. We are subject to the requirements of the KWG. Furthermore, according to Section 1a KWG we must comply with the Capital Requirements Regulation (CRR) with exception of the provisions on disclosure by institutions (Art. 431-455 CRR) as laid down in Section 2 paragraph 9i KWG. Rentenbank is supervised and regulated by BaFin and Deutsche Bundesbank since June 27, 2019.

From November 4, 2014, until June 26, 2019, Rentenbank was among the banks considered significant under the SSM, and was thus subject to ECB supervision.

On June 27, 2019, CRR II and CRD V became effective. The new rules provide for an exemption of Rentenbank and other German promotional banks from the scope of the CRD. As a result of this exemption, Rentenbank is no longer a so-called “CRR credit institution”. Consequently, Rentenbank is not part of the SSM anymore and is no longer subject to supervision by the ECB. Instead, the German banking supervisors, BaFin and Deutsche Bundesbank, have taken over supervisory responsibility. This has led to a banking supervisory system for Rentenbank based on the KWG, which incorporates most of the European banking supervisory standards (the requirements of the CRR, except for those on disclosure by institutions, remain applicable due to the reference in Section 1a KWG). We are in compliance with the German and European laws that are applicable to our business in all material respects.

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KWG and CRR

The KWG contains the principal rules for German banks, including the requirements for a banking license, and regulates the business activities of German banks.

Under the KWG, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the KWG, unless specifically exempted therefrom.

Furthermore, significant parts of the regulatory framework for banks in the European Union are governed by the CRR. The CRR applies directly to so-called “CRR credit institutions”. However, due to the reference in Section 1a KWG, the requirements of the CRR generally also apply to non-CRR credit institutions such as Rentenbank. The CRR primarily sets forth the requirements applicable to us relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures and liquidity on an individual and a consolidated basis. Additional regulatory and implementing technical standards are also applicable to us, and are developed by the European Supervisory Authorities (“ESAs”) and adopted by the European Commission, by means of delegated or implementing acts. These so called level 1 and 2 provisions are supported by guidelines and Q&As. Guidelines pursuant to Article 16 of the ESAs founding Regulations and Q&As pursuant to Article 29 of the ESAs founding Regulations are convergence tools intended to harmonize supervision in the EU, specifically through consistent application of European Union law, a common supervisory culture and coherent supervisory practices. European Banking Authority (“EBA”) guidelines, although not directly applicable, are, as a general rule, implemented into German law by BaFin (“comply or explain”-procedure).

Certain other requirements applicable to us, including those with respect to additional capital and organizational requirements, are set forth in the KWG and other German laws.

Under the KWG’s and the CRR’s provisions on consolidated supervision, the capital adequacy rules, the limitation of large exposures as well as the liquidity standards must be met by each group of institutions as a whole. The relevant provisions for prudential consolidation are, to a large extent, set forth in the CRR. Generally – among other detailed requirements – it is required for parent institutions to consolidate all direct and indirect subsidiaries which are “institutions” or “financial institutions” according to CRR. Rentenbank has to consolidate its subsidiary LR Beteiligungsgesellschaft mbH.

The CRR offers the possibility to derogate from the application of certain prudential requirements on an individual basis pursuant to Article 7 (3) CRR as long as certain conditions are satisfied, in order to ensure that own funds are distributed adequately among the parent undertaking and its subsidiaries (so called “Waiver”). Rentenbank uses the option to waive compliance with the capital adequacy requirements as well as the requirements for large exposures on an individual basis and fulfills all relevant requirements only on a consolidated basis. Liquidity requirements are fulfilled by Rentenbank on both an individual and consolidated basis.

Capital Adequacy Requirements

The CRR requires banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks (including Credit Valuation Adjustments for OTC derivatives due to deterioration in creditworthiness), market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The regulatory capital known as “own funds” can be classified into three components with different quality levels. The most important type of capital for compliance with the capital requirements under the CRR (see below) is “Common Equity Tier 1” capital (“CET1”). CET1 capital primarily consists of share capital, retained earnings and other reserves, subject to certain regulatory adjustments. Another component of capital is "Additional Tier 1” capital. These instruments have to comply with the requirements stated in Article 52 CRR and cannot qualify as CET1 item.

CET1 capital and Additional Tier 1 capital together constitute Tier 1 capital. The other type of capital is “Tier 2” capital which generally consists of long-term subordinated debt instruments. Tier 1 capital and Tier 2 capital together constitute “own funds”. The phase-out period for instruments which fulfill the requirements of the CRR, but no longer meet the requirements of CRR II will last until June 28, 2025.

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Under the CRR, banks are required to maintain a minimum ratio of CET1 capital to risk-weighted assets of 4.5% and a minimum ratio of Tier 1 capital to risk-weighted assets of 6%. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

In addition to the aforementioned capital adequacy requirements, banks must maintain a capital conservation buffer of 2.5% of the total risk exposure consisting of CET1 capital and an institution-specific countercyclical capital buffer between 0% and 2.5% (if necessary, the competent authority can set a rate of more than 2.5%) consisting of CET1 capital. Moreover, the competent authority may require all institutions or certain types or groups of institutions to maintain a systemic risk buffer of at least 0.5%, consisting of CET1 capital for exposures located in a European Economic Area (“EEA”) state or a non-EEA state.

Since June 28, 2021 institutions that are not globally systemically important such as Rentenbank have to comply with the minimum requirement for a leverage ratio of 3% according to CRR II. The relevant capital measure is the Tier 1 capital. Under CRR II promotional banks have the option to except certain exposure from the total exposure measure to strengthen their Leverage Ratio.

Rentenbank meets all reporting and minimum requirements for capital ratios and the leverage ratio.

Liquidity Requirements

According to Part 6 of CRR institutions have to fulfill a liquidity coverage requirement intended to ensure that banks have an adequate stock of unencumbered high-quality liquid assets that can be easily and quickly converted into cash to meet their liquidity needs in a 30 calendar day liquidity stress scenario. The required Liquidity Coverage Ratio (“LCR”) is calculated as the ratio of a bank’s liquidity buffer to its net liquidity outflows. Banks have to report regularly on a standardized basis to their competent authority the composition of the liquid assets in their liquidity buffer as well as detailed information on their liquidity in- and outflows. Generally, institutions, have to meet a minimum LCR of 100%.

In addition, Part 6 of CRR requires banks to calculate a net stable funding ratio (“NSFR”) to reduce medium- to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding. The NSFR indicates if an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. Since June 28, 2021 institutions have to maintain a minimum NSFR of 100% according to CRR II.

The third requirement of Part 6 of CRR contains the reporting requirement for Additional Monitoring Metrics for liquidity reporting (AMM). AMM provide information about a bank’s composition of liquidity which is neither included in the LCR nor in the NSFR and does not include a minimum requirement.

Rentenbank meets all reporting and minimum requirements for LCR and NSFR. Furthermore, Rentenbank meets all reporting requirements for AMM.

Limitation on Large Exposures

The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The KWG and the Large Exposures Regulation (Großkredit- und Millionenkreditverordnung) supplement the CRR. The CRR defines a Large Exposure as exposure to a single borrower or group of connected clients that equals or exceeds 10% of the bank’s Tier 1 capital. Besides various monitoring and reporting requirements, large exposures must not exceed 25% of the bank’s Tier 1 capital. Also, we have to report our ten largest exposures on a consolidated basis to institutions and our ten largest exposures on a consolidated basis to unregulated financial entities. With CRR II, we will also have to report exposures of a value greater than or equal to EUR 300 million but less than 10 % of our Tier 1 capital on a consolidated basis.

Rentenbank meets all reporting and maximum requirements for Large Exposure.

Audits

Under German law, Rentenbank must be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Supervisory Board with the consent of the Banking Supervision Authorities. BaFin and Deutsche Bundesbank must be informed of and may reject this appointment. Under the KWG, a bank’s public accountant is required to inform BaFin and Deutsche Bundesbank of any facts coming to

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his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Management Board and Supervisory Board, BaFin and Deutsche Bundesbank.

Reporting Requirements and Investigations

BaFin may conduct audits, including on-site inspections, of banks on a random basis, as well as for cause. In particular, BaFin may audit our compliance with all relevant requirements for banking supervision, i.e. requirements from KWG, CRR, business conduct in the securities markets and the regulation of anti-money laundering and terrorist financing. In addition, BaFin may attend meetings of Rentenbank’s Supervisory Board and may require such meetings to be convened.

Banks have to enable BaFin to monitor their compliance with banking regulation via regular reportings. BaFin obtains among others information about the financial condition of German banks from the annually audited financial statements as well as the monthly balance sheet. Furthermore, all regulatory reportings according to KWG and CRR are submitted by banks to BaFin and/or Deutsche Bundesbank.

Besides these regular reportings to the national supervisors, BaFin may require further information and documents from a bank as needed.

BaFin Supervisory and Enforcement Power

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin may, for example, impose additional own funds or liquidity requirements in excess of statutory requirements, restrict or limit a bank’s business, require the cessation of activities to reduce risk, require a bank to use net profits to strengthen its own funds, remove the members of the bank’s management or supervisory board from office or prohibit them from exercising their current managerial capacities.

In particular, if a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of such bank to the revocation of the respective bank’s license and closing of the respective bank, the prohibition of payments and disposals of assets, the suspension of customer services and the acceptance of payments other than in payment of debt owed to such bank.

BaFin may also impose administrative pecuniary penalties under the KWG and other German laws. Penalties under the KWG may generally be up to €5 million. If the economic benefit derived from the offense is higher, BaFin may impose penalties of up to 10% of the net turnover of the preceding business year or double the amount of the economic benefit derived from the violation.

Furthermore, violations of the KWG may result in criminal and administrative penalties.

Regulatory changes in the banking sector on EU level

On June 27, 2019 the CRR II as well as the CRD V became effective as part of the implementation of the Basel III requirements for banking regulation in the European Union. Partly the new requirements became applicable directly as of June 27, 2019. The major changes are applicable since June 28, 2021. With CRR II there are for example different changes for the calculation of the risk-weighted assets (“RWA”) under the standardized approach (“SA”) as well as the internal ratings based approach (“IRBA”), a new standardized approach for counterparty credit risk (“SA-CCR”) and the above mentioned minimum requirements for Leverage Ratio and NSFR. The CRD V as a directive is not directly binding in each EU member state but has to be implemented nationally. In Germany this took place inter alia in the KWG. Rentenbank implemented all relevant requirements on schedule and complies with the CRR and KWG as applicable.

Further regulatory changes in the banking sector are expected because of the elaborations of the Basel Committee on Banking Supervision (“BCBS”) regarding the finalization of the Basel III post-crisis reforms, colloquially known as Basel IV. The

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remaining changes in regulation will be implemented via a CRR III in the EU. The first EU legislative proposal for the European implementation to finalize the Basel rules was published by the European Commission on October 27, 2021. The year of first-time application may be 2024. Among other topics there will be material changes to the standardized approach for credit risk (SA), the calculation of credit valuation adjustments (“CVA”) and the capital requirements for operational risks. Rentenbank will implement all relevant requirements on schedule.

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FINANCIAL SECTION

FINANCIAL STATEMENTS AND AUDITORS

The financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Regulation on the Accounting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute, Finanzdienstleistungsinstitute und Wertpapierinstitute (Kreditinstituts-Rechnungslegungsverordnung; “RechtKredV”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Supervisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (hereinafter referred to as “Deloitte”).

The annual audit of the financial statements is conducted in accordance with German Generally Accepted Auditing Standards and in accordance with the EU Audit Regulation No. 537/2014. In the case of an institution directly under the federal government's supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Supervisory Board, the Supervising Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

The audit report of Deloitte for the year ended December 31, 2020, dated March 2, 2021, refers to a management report (Lagebericht). The examination of, and the audit report upon, this management report are required under German Generally Accepted Accounting Standards (“German GAAS”). This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”), U.S. attestation standards or standards issued by the Public Company Accounting Oversight Board (“PCAOB Standards”). Therefore, Deloitte does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS, U.S. attestation standards or PCAOB Standards.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements of Rentenbank, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in debt securities are classified into the categories trading, available for sale or held to maturity. According to Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are recognized in profit or loss.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets or liabilities and recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge. Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in the notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged item pro rata temporis.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of changes in the fair value of a recognized asset or liability, an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment (fair value hedge), or as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a probable forecast transaction (cash flow hedge). A derivative instrument qualifying as a fair value hedge is measured at fair value with changes in fair value recognized in profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are recorded in other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions account for anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, Rentenbank maintains a general reserve based on expected losses.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. An impairment is recognized if the present value of estimated future cash flows discounted at the loan’s effective interest rate is less than the carrying amount of the loan. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provisions for general banking risks by setting up certain “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code banks can set up reserves based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve by recording these assets at a lower amount than generally required. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations and securities held as part of the liquidity reserve. In addition, in accordance with Section 340(g) of the German Commercial Code, a general provision for general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, loan loss provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the carrying amount of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment is reported at acquisition or manufacturing cost, as applicable, and depreciated over its estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax authorities. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. Additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. Therefore, the carrying amount of the asset is compared with the sum of the undiscounted cash flows. If the carrying amount of the asset exceeds the sum of the undiscounted cash flows, the carrying amount of the asset is compared to the fair value and an impairment loss is recognized to the extent fair value exceeds the carrying amount of the asset. U.S. GAAP does not permit a reversal of impairment losses.

Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC

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method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. These provisions are discounted pursuant to Section 253 paragraph 2 of the German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung). Since 2016, the discount rates used for pension obligations are the average market interest rates for the past ten fiscal years; until 2015 the average market interest rates for the past seven fiscal years were used.

Under U.S. GAAP, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet for defined benefit plans. The pension benefit obligation is generally calculated using the projected unit credit method, including assumptions for future salary increases.

Trust Assets / Trust Liabilities

Under German GAAP, assets and equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would generally not be recorded on the balance sheet.

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MANAGEMENT REPORT

Financial report

General information about Rentenbank

Promotional mandate

Rentenbank is a promotional bank that operates throughout Germany. According to Rentenbank’s Governing Law, our mission is to promote agriculture along with related upstream and downstream industries, as well as rural areas in general. The Bank’s business activity is aligned with this promotional mandate and its business model is primarily defined by the framework established in Rentenbank’s Governing Law and Articles of Incorporation.

As a promotional bank for agribusiness and rural areas, we provide earmarked funds for a wide range of investments. We grant our special promotional loans to local banks in a competitively neutral way to fund projects in Germany. The loans are granted to enterprises in the sectors of agriculture and forestry, viticulture and horticulture, and aquaculture and fisheries. We also promote projects in the food industry and other industries upstream and downstream of agriculture, as well as investments in renewable energy and infrastructure projects in rural areas. Moreover, we provide funding to banks, savings banks, and local authorities operating in rural areas by purchasing registered bonds, promissory note bonds, and securities.

Management system

The Bank’s business objectives and the measures required to achieve them are derived from its business strategy, which is operationalised in the form of different sub-strategies.

In line with our business strategy, we pursue the following objectives:

—	To perform a self-supporting promotional activity,
—	The sustainability of which is assured by earning appropriate net interest income from diversified sources, guided by a prudent risk policy,
—	With the flexibility to adjust the promotional activity at any time to account for changed requirements.

Segments

The Bank’s business activity is managed on the basis of three segments:

—	Promotional Activity
—	Capital Investment
—	Treasury Management

In the “Promotional Activity” segment, we promote investments in agribusiness and rural areas by funding earmarked loans granted to ultimate borrowers by local banks for use in Germany according to the terms and conditions of our special promotional lending programme. By managing the interest terms, we support preferred promotional goals such as animal welfare, environmental protection, and investments made by young farmers.

We also fulfil our promotional mandate by acting as a funding partner to banks operating in agriculture and rural areas, as well as local authorities in rural areas. Such funding takes the form of various financing vehicles (registered bonds, promissory note bonds, securities). These transactions also serve to fulfil regulatory liquidity requirements in part. We manage both the business volume and the risk structure.

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The mainly maturity-matched funding operations are likewise assigned to the Promotional Activity segment.

The “Capital Investment” segment comprises investments of the Bank’s equity and long-term provisions. The Bank invests mainly in registered bonds, promissory note bonds, and securities issued by banks and public-sector issuers.

Short-term liquidity and short-term interest rate risk are managed in the “Treasury Management” segment.

Financial key performance indicators

Financial key performance indicators are the key financial reporting-related metrics applied to measure the achievement of strategic objectives within the internal management system. These KPIs are reflective of the Bank’s business activities. They include:

Operating result (operating result before loan losses provisions and valuation effects)

Rentenbank’s business activity is not geared primarily to generating profits, but rather to fulfilling its statutory promotional mandate. However, business management principles must be observed in order for the Bank to perform a self-supporting promotional activity.

In particular, this means that the Bank’s activities must be economically efficient so that it can permanently sustain and adapt its promotional activity when necessary. With a view to rising regulatory requirements, the operating profit is reinvested to strengthen the Bank’s capital base. We rely on our high credit rating as a promotional institution under public law combined with a commensurate capital markets strategy to raise funds at favourable rates.

Cost-income ratio1

As a key performance indicator for measuring cost in relation to income, the cost-income ratio is applied to ensure the efficient use of the Bank’s resources.

Referring as it does to the ratio of cost to income, it is influenced by changes in both these variables. To enhance operational transparency, allocations to promotional contributions and reversals of promotional subsidies from previous years are not included in the calculation of the cost-income ratio. The cost-income ratio is observed over a longer period of time and is supplemented by the periodic analysis of changes in costs.

Volume of promotional loans

Introduced in 2021, the key performance indicator “volume of promotional loans” supersedes the former key performance indicator “promotional contributions”. The volume of promotional loans refers to the volume of new special promotional loans granted in a given year. The special promotional loans granted to promote agribusiness and rural areas represent the core of Rentenbank’s promotional activity. In line with our promotional mandate, therefore, we regard the volume of promotional loans as a suitable indicator of the attractiveness of our promotional products for the ultimate borrowers. Our business activities are geared to this objective. The loans are granted as earmarked funding instruments. The loans granted to the federal states’ development banks may also be bundled together.

These three financial key performance indicators and their primary components are calculated and checked against the corresponding budget values as part of the monthly reporting process. They are also included in the multi-year plan as separate indicators. Additional information on the financial key performance indicators

1 The cost-income ratio is calculated as the ratio of the sum of general administrative expenses, depreciation, amortization and impairments of intangible assets as well as property and equipment, other operating expenses and income taxes, to the sum of interest income and current income minus interest expenses (plus allocation to the interest subsidy, minus reversals from previous years), other operating income and commission income minus commission expenses.

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is provided in the section on Rentenbank’s financial position, cash flows, and financial performance and in the forecast report.

Non-financial key performance indicators

Employees

Highly qualified and dedicated employees are the basis of Rentenbank’s long-term success. The objectives of the corresponding personnel strategy, which is consistently derived from the business strategy, include the assurance of appropriate staff in quantitative and qualitative terms, promotion of equal opportunity, and the provision and refinement of personnel management instruments and processes.

Corporate social responsibility

An essential aspect of our corporate social responsibility is closely linked to our promotional mandate. As a direct agency of the German federal government, however, we are also committed to serving the public good beyond the scope of our promotional mandate.

Sustainability management

We are committed to the Sustainable Development Goals (SDGs) of the United Nations and the goals of the Paris Climate Agreement. Based on our Sustainability Guidelines, we set and update goals and define appropriate measures, indicators, and responsibilities to ensure and monitor the attainment of those goals on an annual basis. The Bank’s sustainability activities are coordinated by a central unit that reports directly to the Management Board Chairwoman.

A team composed of representatives of several organisational units and sub-divided into topic-specific work groups is responsible for the Bank’s sustainability activities. The work groups develop proposals for new sustainability activities and indicators. Moreover, we published a Declaration of Conformity with the German Sustainability Code for the first time in 2021, which is available on the Bank’s website.

Ownership structure

All material risks of the subsidiaries are concentrated in and centrally managed by Rentenbank. The Bank’s direct and indirect subsidiaries are:

—	LR Beteiligungsgesellschaft mbH (LRB)
—	DSV Silo- und Verwaltungsgesellschaft mbH (DSV)
—	Getreide-Import-Gesellschaft mbH (GIG)

As in previous years, the scope of the subsidiaries’ business activity was strictly limited in the 2021 fiscal year. The primary activity of DSV and GIG was limited to the fulfilment of pension obligations to former employees of those entities for which DSV and GIG are the legal successors. LRB’s business activity essentially consists in the management as a holding company of the affiliates DSV and GIG and the investment of their liquid funds. Rentenbank has issued a letter of comfort in favour of LRB.

Public Corporate Governance Code

The Declaration of Compliance with the German Public Corporate Governance Code issued by the Management Board and the Supervisory Board is publicly available on Rentenbank’s website.

Economic report

General economic and institution-specific conditions

International interest rate and monetary policy

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The global economy experienced a strong recovery in 2021 as the coronavirus pandemic was initially curbed by the development of vaccines, leading to the successive easing of social and economic restrictions. However, the sharply higher demand also ran up against manufacturing and shipping capacity constraints in some cases, causing extensive delivery bottlenecks and substantial price increases, particularly for raw materials and energy. These effects coupled with the emergence of the new virus variant Omicron slowed the economic recovery towards the end of the year.

To support the economy, the U.S. Federal Reserve (the “Fed”) stuck to its low interest-rate policy throughout 2021, leaving its base interest rate in a range of 0.0% to 0.25%. In response to the sharply higher rate of inflation in the United States, however, the Fed began to tighten its lax monetary policy in November by reducing its monthly bond purchases of USD 120 billion by an amount of initially USD 15 billion per month2.

The European Central Bank (ECB) likewise continued its expansive monetary policy over the course of 2021, leaving the deposit facility rate unchanged at – 0.5% and the rate for its main refinancing operations at 0.0%. The ECB also continued its net purchases under its Pandemic Emergency Purchase Programme (PEPP) and its Asset Purchase Programme (APP). In addition, the ECB continued to provide sufficient liquidity to banks in its third series of targeted longer-term refinancing operations (TLTRO III).3

The euro lost value against the US dollar over the course of 2021. At the end of 2021, the ECB set its reference rate for the euro-dollar exchange rate at 1.13, 7.7% below the level at the end of 2020 (1.23)4.

Development of long-term interest rates

The alternating phases of relief and concern regarding the course of the pandemic were also reflected in the bond markets, causing the 10-year Bund yield to fluctuate during the year, although it remained in negative territory throughout. After reaching – 0.58% at the end of 2020, the yield rose to – 0.19% at the end of 2021.5

Development of the economic environment of our promotional activity

According to preliminary information from the German Federal Agriculture Information Centre (Bundesinformationszentrum Landwirtschaft), German agricultural output rose to EUR 59.6 billion in 2021 (+3.6%).6 The increase in agricultural output was largely driven by sharply higher grain prices in 2021, while pig farming output was substantially lower.

Pig farming was adversely impacted by two factors. The measures imposed to combat the pandemic led to reduced slaughtering capacities in slaughterhouses and meat cutting plants. In addition, exports to Asia were still crimped by the African swine fever, causing an imbalance between the reduced demand and the consistently high supply. As a result, prices fell sharply again after having initially recovered at the middle of the year. Also at the beginning of 2022, this situation showed no signs of improvement.

By contrast, beef producers benefited from rising prices. Prices in the milk market were likewise above the level of 2020. On the cost side, however, producers had to contend with the effects of increased energy and fertiliser prices.

Some parts of the agricultural sector suffered from the consequences of the pandemic. For example, the lockdowns in Europe and Germany crushed the demand from restaurants and caterers, particularly for potatoes. This decline was not made up by private household demand.

On the whole, the economic situation of agricultural enterprises was mixed in the 2020/2021 fiscal year (July 1, 2020 to June 30, 2021). Commercial farms generated an average profit of EUR 52,100, that being 15%

2 Press release of the U.S. Federal Reserve of 03/11/2021

3 Press releases of the ECB of 22/04/2021 and 28/10/2021

4 ECB reference rates: https://www.ecb.europa.eu/stats/policy_and_exchange_rates/euro_reference_exchange_rates html/eurofinancialref-graph-usd.en.html

5 Börsen-Zeitung, 31/12/2021, p. 1

6 BMEL Statistics: https://www.bmel-statistik.de/landwirtschaft/landwirtschaftliche-gesamtrechnung/produktionswert

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less than the prior-year figure of EUR 61,300. Whereas beef and dairy cattle farmers generated higher profits, processors lost nearly two thirds of their profits. The average profits of crop farmers were roughly the same as the previous year.7 Agricultural markets remained volatile in the further course of the 2021 calendar year.

Business development

The volume of new special promotional loans reached EUR 5.6 billion in 2021. The “Agriculture Investment Programme” of the German Federal Ministry of Food and Agriculture (Bundesministerium für Ernährung und Landwirtschaft, BMEL) drove a substantial increase in lending in the “Agriculture” promotional line. The demand for liquidity protection loans was considerably lower than in the previous year. The volume of new loans in the “Renewable Energy” promotional line continued to grow as a result of strong demand for wind power financing with fixed interest rate periods of longer than 10 years. By contrast, the volume of new loans granted in the “Agribusiness and Food” promotional line declined due to lower demand for machinery and equipment financing. The volume of new special promotional loans overall was impacted by the reduced demand for global loans of the federal states‘ develepment banks granted in the “Rural Development” promotional line.

The nominal amounts of new promotional loans are presented in the table below:

	Jan. 1 to Dec. 31, 2021 € billion	Jan. 1 to Dec. 31, 2020 € billion	Change in € billion
Special promotional loans	5.6	6.0	-0.4
Registered bonds/promissory note bonds	3.8	3.5	0.3
Securities	0.4	1.7	-1.3
Total	9.8	11.2	-1.4

Due to rounding, there may be minor differences in totals and percentage calculations in the present report.

The total volume of new promotional loans amounted to EUR 9.8 billion in the past fiscal year, that being below the level of the previous year (EUR 11.2 billion).

In the past fiscal year, we were able to raise the necessary funds at favourable rates again. We raised a total nominal amount of EUR 10.7 billion (EUR 11.4 billion) in medium- and long-term funding in the national and international financial markets. We employed the following medium- and long-term funding instruments:

	Jan. 1 to Dec. 31, 2021 € billion	Jan. 1 to Dec. 31, 2020 € billion	Change in € billion
Euro Medium Term Notes (EMTN)	8.8	8.1	0.7
Global bonds	1.5	3.1	-1.6
AUD Medium Term Notes (MTN)	0.4	0.2	0.2
Total	10.7	11.4	-0.7

7 Situation Report 2021/2022 of the German Farmers Association (Deutscher Bauernverband, DBV)

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Economic position

Financial performance

The Bank’s financial performance is presented in the table below:

	Jan. 1 to Dec. 31, 2021 € million	Jan. 1 to Dec. 31, 2020 € million	Change in € million
Net interest income (1)	285.7	296.9	– 11.2
Net commission income	–1.2	– 1.6	0.4
Administrative expenses	90.0	75.9	14.1
Other operating result	– 4.7	–10.5	5.8
Income taxes/other taxes	2.1	0.0	2.1
Operating result before loan loss provisions/ valuation effects	187.7	208.9	– 21.2
Loan loss provisions/valuation effects	153.2	175.4	– 22.2
Net income	34.5	33.5	1.0

(1) Net interest income including income from equity interests.

Operating result before loan losses provisions and valuation effects

The operating result before loan loss provisions and valuation effects amounted to EUR 187.7 million. While less than the previous-year figure (EUR 208.9 million), it was considerably better than planned.

Net interest income

Net interest income, including income from equity interests, amounted to EUR 2,234.1 million (EUR 2,437.1 million). After deducting interest expenses of EUR 1,948.3 million (EUR 2,140.2 million), net interest income came to EUR 285.7 million (EUR 296.9 million).

Net interest income by segment:

	Jan. 1 to Dec. 31, 2021 € million	Jan. 1 to Dec. 31, 2020 € million	Change in € million
Net interest income
Promotional Activity	177.1	196.5	-19.4
Capital Investment	84.6	86.2	-1.6
Treasury Management	24.0	14.2	9.8
Total net interest income	285.7	296.9	-11.2

The net interest income of the Promotional Activity segment amounted to EUR 177.1 million, thus below the level of the previous year (EUR 196.5 million), as expected. Thanks to the technical option of passing on negative funding rates available since the middle of 2021, Rentenbank was again able to grant a larger amount of interest rate subsidies compared to the previous year, which reduced the Bank’s net interest income. In addition, the volume of new promotional loans was significantly less than the previous-year figure, although the average spread was slightly higher.

Although the net interest income of EUR 84.6 million earned in the Capital Investment segment came out above our expectations, it was nonetheless 1.9% lower than the previous-year figure. The increased income from the higher investment volume resulting from new investments has for some time not been enough to offset the substantially lower reinvestment rates of maturing investments of equity funds. A positive effect was the higher-than-planned dividend of DZ BANK, which distributed two dividends of EUR 6.5 million each this year due to the fact that it did not distribute a dividend in 2020.

The net interest income of the Treasury Management segment in the amount of EUR 24.0 million was substantially higher than the corresponding previous-year figure of EUR 14.2 million and also exceeded our

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expectations. The increase resulted from more favourable funding terms in the money market and higher business volumes. Opportunities to increase liquidity reserves and therefore also income from treasury management activities were seized particularly in the fourth quarter.

Administrative expenses

Administrative expenses rose by 18.6% to EUR 90.0 million (EUR 75.9 million), mainly due to the EUR 7.2 million increase in personnel expenses and the EUR 7.6 million increase in material expenses; in a countervailing development, depreciation, amortisation and impairments decreased by EUR 0.6 million.

The increase in personnel expenses resulted mainly from the larger staff (according to the definition of Section 267 (5) HGB), with 56 more employees on average compared to the previous year, particularly due to the additional positions required to process the German federal government programmes. The average staff level is now 376 employees (PY: 320 employees). In addition, expenses for pension provisions increased as a result of the still lower level of interest rates.

The higher material expenses resulted mainly from the EUR 3.2 million increase in rental expenses for the interim building “Goldenes Haus” leased since October 2020 and the EUR 3.0 million increase in expenses for IT investments.

Depreciation, amortisation and impairments of intangible assets as well as property and equipment fell to EUR 8.3 million (EUR 8.9 million), mainly due to the planned phase-out of amortisation of capitalised IT project expenditures in the Murex and SAP environment.

Other operating result

The other operating result improved from EUR – 10.4 million to EUR – 4.7 million, mainly due to the costs incurred for processing the federal forestry and agriculture programmes, which were charged to the German federal government.

Loan loss provisions/valuation effects

A net amount of EUR 153.2 million was allocated to the loan loss provisions under the heading of “Loan loss provisions/valuation effects”. Of this total, EUR 28.9 million was allocated to the Fund for general banking risks, thus further increasing the Bank’s regulatory capital.

Net income/distributable profit

The net income for the year rose as planned from EUR 33.5 million to EUR 34.5 million in the past financial year.

Subject to a corresponding resolution of the Supervisory Board, a total amount of EUR 17.2 million (EUR 16.7 million) is to be allocated from net income to the principal reserve.

The distributable profit of EUR 17.3 million remaining after the allocation of funds to the principal reserve was modestly higher than the previous-year figure (EUR 16.8 million), as planned. One half the distributable profit is to be allocated to the German federal government’s Special Purpose Fund administered by Rentenbank and the other half to Rentenbank’s Promotional Fund.

Financial position and cash flows

Rentenbank’s financial position according to the financial statements is presented in the table below:

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Changes in significant asset items

	Dec. 31, 2021 € million	Dec. 31, 2020 € million	Change in € million
Loans and advances to banks	65,082.2	61,801.6	3,280.6
Loans and advances to customers	7,598.9	6,967.9	631.0
Bonds and other fixed-income securities	15,069.4	17,617.4	– 2,548.0

Loans and advances to banks totalled EUR 65.1 billion at December 31, 2021 (EUR 61.8 billion). They accounted for 68.2% of total assets and were slightly higher than the previous-year figure. Thus, they still represent the largest constituent of total assets. The increase in loans advances to banks is attributable in part to the higher holdings of registered bonds and promissory note bonds and in part to the higher volume of money market transactions at the reporting date. On the other hand, the volume of special promotional loans was lower than in the previous year.

Loans and advances to customers mainly include the promissory note bonds issued to the German federal states. The increase in this item resulted particularly from the higher volume of new promotional loans, which rose by EUR 0.6 billion from the previous year to reach EUR 7.6 billion in the past fiscal year.

Changes in significant items of liabilities and equity

The portfolio of bonds and other fixed-income securities decreased by EUR 2.5 billion to EUR 15.1 billion due to the fact that maturing securities exceeded new issuances. As in the previous year, this portfolio is assigned in full to Fixed assets.

	Dec. 31, 2021 € million	Dec. 31, 2020 € million	Change in € million
Liabilities
Liabilities to banks	1,854.4	2,172.0	– 317.6
Liabilities to customers	2,065.5	2,670.8	– 605.3
Securitised liabilities	82,635.2	81,759.3	875.9
Subordinated liabilities	102.7	302.7	– 200.0

Equity (including fund for general banking risks)
Subscribed capital	135.0	135.0	0.0
Retained earnings	1,197.0	1,179.7	17.3
Distributable profit	17.3	16.8	0.5
Fund for general banking risks	3,373.2	3,344.4	28.9

Liabilities

Liabilities to banks and liabilities to customers declined by EUR 0.3 billion and EUR 0.6 billion, respectively, to EUR 1.9 billion and EUR 2.1 billion. These decreases resulted mainly from the maturation of registered bonds and global loans.

Securitised liabilities increased by EUR 0.9 billion or 1.1% to EUR 82.6 billion. The Medium-Term Note Programme (MTN) amounting to EUR 60.3 billion (EUR 58.9 billion) is still the Bank’s most important funding source. The portfolio of outstanding Euro Commercial Paper (ECP) issues increased to EUR 10.8 billion (EUR 9.5 billion) and the portfolio of outstanding global bonds decreased to EUR 11.1 billion (EUR 12.9 billion).

Equity

Equity, including the fund for general banking risks pursuant to Section 340g HGB, rose in total by EUR 46.6 million to EUR 4,722.5 million. Half of net income totalling EUR 34.5 million was allocated to retained earnings and half to the distributable profit. The fund for general banking risks was increased by EUR 28.9 million.

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Regulatory capital ratios

The promissory note bonds included in regulatory capital funds meet the requirements of Art. 63 of the Capital Requirements Regulation (CRR) and are eligible as Tier 2 capital. Subordinated liabilities in the form of bearer securities do not meet the requirements of Art. 63 lit. k) CRR and are eligible, in accordance with the requirements for grandfathering instruments, as Tier 2 capital only until December 31, 2021.

Both the Group’s total capital ratio of 32.0% (31.5%) and its Common Equity Tier 1 capital ratio of 31.8% (31.0.%) were still well above the group-specific minimum regulatory requirements.

Capital expenditures

Also in the past year, our capital expenditures were focused on modernising our IT systems, particularly the replacement of the internally developed, hostbased core banking system. In this respect, major milestones were achieved with the implementation of the partial migration to SAP and Murex. In addition, we conducted several preliminary studies for additional implementation measures in 2022. Moreover, considerable money was invested to improve IT security.

The Promotion Portal introduced with the Federal Agriculture Programme in December 2020 was developed further with the depiction of the Federal Agriculture Programme with a combined subsidy and loan product, which went live in January 2021 and was further optimised over the course of the year, and with the internal IT systems for this combination product.

Processes were digitalised with the development of bots to perform routine application processing tasks, thus enhancing efficiency. In another digitalisation step, a chat bot was developed to answer customer inquiries in the German federal government programmes.

We are also investing in the energy-efficient refurbishment of our landmark-status building on Hochstraße in Frankfurt am Main.

Liquidity

The Federal Republic of Germany bears the institutional responsibility and guarantee for the liabilities of Rentenbank (statutory funding guarantee).

Thanks to the resultant AAA rating, we are able to procure liquid funds in the market at all times. The high holdings of debt instruments eligible as collateral for borrowings from the Bundesbank represent an additional liquidity reserve. For more information on this subject, please refer to the description of liquidity risks in the Risk Report section of the present Management Report.

Summary description of business development and economic position

The Management Board judges the Bank’s business development and the development of its financial position, cash flows, and financial performance to be satisfactory. The same goes for the financial and nonfinancial key performance indicators defined in the section “Internal management system”.

Financial and non-financial key performance indicators

Financial key performance indicators

The operating result before loan loss provisions/valuation effects amounted to EUR 187.7 million. It was therefore, as expected, 10.1% less than the previous year operating result of EUR 208.9 million. Net interest income was 3.7% lower and administrative expenses were 18.6% higher than the respective previous year figures.

The aforementioned development of income and administrative expenses also had an impact on the cost-income ratio one of our key performance indicators. Moreover, the allocations to promotional contributions (EUR 29.7 million) and reversals of promotional grants from previous years (EUR 4.2 million) are excluded.

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As expected, the cost-income ratio rose to 32.9% from the previous year (28,2%). Overall, the cost-income ratio is still very low compared to other major German promotional banks.

The key performance indicator “volume of promotional loans” comprises the volume of new special promotional loans granted in a given year, which amounted to EUR 5.6 billion in the past financial year (EUR 6.0 billion), below our expectations.

For the sake of a better understanding of the development over time, we also present the previous key performance indicator of “promotional contributions”.

This KPI comprises the subsidisation of special promotional loans, for which we expended EUR 23.4 million (EUR 20.9 million) from the Bank’s own income in the past fiscal year. As in the previous year, we also subsidised our programme “Research in Agriculture Innovation” with an amount of EUR 5.0 million. Including the distributable profit earmarked for distribution in the amount of EUR 17.3 million and other promotional contributions, the promotional contributions rose to EUR 46.2 million in 2021 (EUR 43.2 million).

Non-financial key performance indicators

With regard to the Employees KPI, Rentenbank had a total of 385 (PY: 343) employees (excluding apprentices, interns, employees on parental leave, and members of the Management Board) at the end of 2021.

With regard to corporate social responsibility, we support specific projects and institutions operating in agriculture and rural areas from Rentenbank’s Promotional Fund, which is financed from the distributable profit. As part of our agricultural sponsoring activities, moreover, we finance nationwide, high-reach agriculture-related events and projects of importance for agriculture and rural areas. In addition, our forestry project in the Buchenborn forest district supports nature conservation in the Rhine-Main region. And because our headquarters is located in Frankfurt am Main, we additionally support the city’s cultural institutions.

We reward volunteering work in rural areas with the Gerd Sonnleitner Award, which is given annually to a young farmer less than 35 years of age. And our foundation Edmund-Rehwinkel-Stiftung grants stipends in support of agronomic research and projects of great practical use for agriculture.

Forecast and opportunities report

Outlook for the economic environment for promotional activity

Anticipated development of business and general conditions

The economic performance of Rentenbank mainly depends on the prevailing conditions in the credit and financial markets, which are, in turn, decisively influenced by the monetary policy of central banks, the development of prices and currencies, and the development of public finances.

Macroeconomic outlook

The Russian invasion of Ukraine is bound to have economic repercussions across the world. The global economic recovery will probably weaken in 2022 particularly as a result of the further rise in energy prices. On the other hand, the government support measures associated with the coronavirus pandemic and pent-up consumer demand should continue to support consumer demand.8

Therefore, the inflation rate is expected to continue rising over the course of 2022, also in Germany, due to higher energy prices and continued shortages resulting from supply chain disruptions.

8 Bundesbank Monthly Report Dec. 2021, pp. 18 ff.

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Due to the high level of inflation, the US Federal Reserve (the “Fed”) has already announced further measures to tighten its ultra-lax monetary policy.9 At this time, up to four base interest rate hikes are expected in the current year.10

In reaction to sharply higher prices, the European Central Bank (ECB) has announced that it will cease its purchases of securities under the Pandemic Emergency Purchase Programme (PEPP) in March 2022.11 If prices rise further, a first interest rate hike by the ECB in the second half of the year cannot be ruled out.

The expectation of tighter monetary policy in the markets has already pushed up the yield on 10-year German Bunds, which rose above zero in January for the first time since 2019.12 Given the ongoing geopolitical conflicts, the further development of yields is impossible to predict at the present time.

Investments in agriculture and food and therefore also the demand for special promotional loans are influenced by a number of factors. One such factor is the development of general economic conditions, which can influence demand and prices in the agricultural markets.

The Organisation for Economic Co-operation and Development (OECD) and the Food and Agriculture Organisation of the United Nations (FAO) predict a modest decline in real prices for agricultural products in the period from 2021 to 2030 due to productivity enhancements and slowing demand growth. The trend varies by different types of product. For example, the OECD and FAO predict relatively stable real producer prices for sugar. On the other hand, prices for milk and dairy products will rise in nominal terms, but will remain relatively stable in real terms. Nominal meat prices will recover and rise, albeit only modestly, through 2025. However, they will probably remain below the highest price levels from ten years ago. Real prices of oil crops are expected to follow a downward trend. Maize prices should rise in nominal terms, but remain stable in real terms.13 The war between Russia and Ukraine will probably lead to higher wheat prices given that both countries are major wheat exporters.

Germany is in a unique position with respect to pork products. Exports of German pork to third countries have been limited since September 2020 due to the spread of the African swine flu. New outbreaks are continually occurring. Therefore, we do not expect the price situation to improve in the coming months.

The “Agriculture Business and Investment Barometer” survey sponsored by us provides insight into the current and future business situation of farmers in Germany and their investment propensity in the coming six months. Farmers are surveyed four times a year.

According to the latest survey results from December 2021, the estimated investment volume of EUR 5.0 billion in the next six months is well above the level of the previous year (EUR 3.6 billion). Above all, the planned investments in machinery, equipment, and farm and stable equipment are considerably higher than in the previous year. By contrast, investments in farm buildings will remain at the low level of the previous year.

Investment behaviour in the agriculture and food industry also depends on the political and legal framework and public subsidies. The new German federal government has announced changes particularly with regard to animal husbandry. Details are still not known. Moreover, the BMEL has announced that it will continue the “Agriculture Investment Programme”.14

9 U.S. Federal Reserve FOMC Statement, 15/12/2021

10 Handelsblatt, 20/01/2022, p. 1

11 ECB Press Release, 16/12/2021

12 Handelsblatt, 20/01/2022, p. 1

13 OECD-FAO Agricultural Outlook 2021-2030, pp. 64, 127, 141, 153, 166, 182

14 Press release of the BMEL, 21/01/2022

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The general economic recovery will also affect the food industry. However, food industry enterprises expect that domestic revenues are likely to be flat even as costs rise further.15

We expect additional growth impetus in the renewable energy sector. The German federal government intends to accelerate the expansion of this sector. Based on an analysis of already awarded projects and the previous rate of implementation of tendered systems, the German Wind Energy Association (Bundesverband Windenergie, BWE) anticipates additional onshore wind energy installations of 2.3 GW to 2.7 GW in 2022 after net new installations of 1.7 GW in 2021.16

Anticipated business development

The COVID-19 pandemic did not have a significant overall effect on Rentenbank’s results in fiscal year 2021.

The Bank’s loan loss provisions were little changed in fiscal year 2021. We expect that the loan loss provisions will be subject to only minor changes as the economic recovery progresses. This supposition is supported by the small unsecured portion of the Bank’s lending portfolio and the stable performance and considerable resilience of our business partners. We continually monitor the business development of our business partners. We had no need to recognise specific valuation allowances (SVAs) in 2021 and considering the good quality of our lending portfolio, we also do not anticipate any specific valuation allowances in the budget plan for 2022.

Annual and five-year budget plans are prepared for the purpose of forecasting the Bank’s future financial position, cash flows, and financial performance. These budget plans cover the planned development of new loans, existing loans, capital, income and costs, as well as adverse scenarios. They also include the planned development of regulatory ratios and the anticipated development of the Bank’s risk-bearing capacity. The forecasts offered in the following refer to the budget plan for 2022.

Budget plan for the 2022 fiscal year

According to the current budget plan, we anticipate an average volume of new promotional loans at the level of the previous year and slightly lower net interest rate spreads for new promotional loans. Also, because the planned net interest rate spreads for new promotional loans are significantly lower than the spreads for the promotional loans maturing in 2022, planned net interest income in the Promotional Activity segment will be moderately lower than in the previous year.

Special promotional loans will continue to be the focus of the Bank’s lending activity. Based on the volume of new promotional loans of EUR 5.6 billion in 2021, we expect that the volume of new promotional loans will be somewhat higher in 2022 in view of the mixed trends of investment activity on the part of our ultimate borrowers. For this reason, the key performance indicator “volume of new promotional loans” is expected to remain at an appropriate level. We therefore anticipate a nearly unchanged volume of new promotional loans representing about the same percentage of total assets.

To expand Rentenbank’s offering of promotional loans to finance start-ups related to the Bank’s promotional mandate, the Supervisory Board approved an investment in a venture capital fund on 31/01/2022. The planned euro amount of the investment is in the low double-digit millions. In a conservative scenario, therefore, we could absorb potential losses in value from the Bank’s current income without having to reverse reserves, also in the long term.

In the Promotional Activity segment, the portfolio of securities, registered bonds and promissory note bonds declined slightly in the past year. We expect a somewhat larger portfolio in 2022 compared to 2021.

In the Capital Investment segment, we expect that interest income in 2022 will be well below the level of the previous year. The environment of persistently low and even negative interest rates attainable on

15 Press release of the German Food Industry Association (BVE), 20/01/2022

16 Press release of the German Wind Energy Association (BWE), 20/01/2022

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investments of our own funds has a significant adverse effect on the net income of the Capital Investment segment.

The net interest income to be generated in the Treasury Management segment in 2022 is expected to be well below the level of the previous year given that we anticipate lower net interest rate spreads over the course of the year, compared to the previous year.

We anticipate significantly lower net interest income in all three segments in 2022.

The cost budget for 2022 is particularly based on the first-time full-year cost effect of the additional staff hired to process the German federal government programmes, as well as the additional investments to be made in modernising our IT infrastructure. We plan to moderately increase the Bank’s staffing levels over the course of the year for these two matters, among others. All things considered, therefore, we anticipate an appreciable increase in administrative expenses compared to the previous year.

In view of the anticipated development of income and costs, we expect a significantly lower operating result before loan loss provisions and valuation effects in 2022. Based on a long-term comparison, this key performance indicator is still at a satisfactory level.

Due to the lower income together with higher administrative expenses due to capital expenditures, the cost-income ratio is likely to be moderately higher. It will remain at a low level compared to the Bank’s peers.

Opportunities and risks

Additional opportunities and risks affecting the development of the Bank’s business compared to the planned results for 2022 could arise as a result of changed operating conditions.

The further course of the coronavirus pandemic and the development of supply chain problems and inflation are among the factors that could decisively change the basic economic conditions. If these factors take a negative turn, the government debt crisis in the Eurozone could worsen further, which would have an adverse effect on the Bank’s lending activities, including the volume of new promotional loans, and its risk situation, but could have the positive effect of widening credit spreads. In an economically uncertain environment, however, our own credit spreads have often proved to be relatively stable given that we benefit from a “flight to safety” effect due to being backed by the German federal government. The resulting rise in net interest rate spreads would have a beneficial effect on the Bank’s net interest income, whereas a decline in business volumes would have an adverse effect.

On the one hand, the environment of persistently low interest rates, especially due to the ECB’s monetary policy, supports credit demand in the agricultural sector and rural areas. On the other hand, however, it has an adverse effect on the net income of the Capital Investment segment. Measures taken by the ECB in continuation of expansive monetary policy could further reduce this segment’s net income by way of lower investment returns and spreads. A change in the environment of low interest rates caused, for example, by a sharp rise in interest rates, would give rise to both risks and opportunities for us due to the aforementioned factors. The potential specific consequences would depend on the extent and speed of the change in interest rates and would also vary by operating segment and the chosen observation period.

Further, as yet unknown regulatory requirements could give rise to additional adverse factors affecting administrative expenses such as increased IT and personnel expenses. Such additional regulatory requirements could also necessitate further changes in the IT infrastructure beyond the already planned investments. Moreover, the refurbishment of our landmark-status bank building could lead to negative budget variances and higher costs.

Despite the risk-conscious policy regarding new promotional loans, a deterioration of the credit standings of the Bank’s business partners during the year cannot be ruled out. Such a development would have a detrimental effect on the Bank’s risk capital in the context of the risk-bearing capacity analysis.

More detailed information on the Bank’s risks is provided in the Risk Report section.

Business development in the current fiscal year

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At the start of the current year, the net interest income of all three segments was below the level of the previous year, but slightly above plan. The Treasury Management segment in particular contributed additional income by seizing market opportunities.

Based on the developments to date in the current fiscal year, the Management Board considers the operating results planned for the 2022 fiscal year to be achievable.

The forecast report includes certain forward-looking statements that are based on current expectations, estimates, assumptions, and forecasts of the Management Board, as well as the information available to it. These statements particularly include statements about our plans, business strategy, and prospects. Such forward-looking statements are signified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “strives”, “estimates” and similar expressions. These statements are not to be understood as guarantees of the future developments mentioned therein, but rather as being dependent on factors that involve risks and uncertainties and are based on assumptions that may prove to be incorrect. Unless required by law, we accept and assume no obligation to update forward-looking statements after the publication of this information.

Risk report

The Management Board has implemented a risk management system (RMS) to manage the risks resulting from our business activities. The RMS is based on

—	The risk strategy consistently derived from the overall business strategy,
—	The Risk Appetite Framework and the Risk Appetite Statement,
—	Ongoing assessments to confirm the adequacy of the Bank’s capital and liquidity position,
—	The structural and procedural organisation of the RMS, and
—	The Risk Controlling function, the Compliance function, the function of the Information Security Officer, and Internal Audit.

Rentenbank is not a CRR institution within the meaning of Section 1 (3d) of the German Banking Act (Kreditwesengesetz, KWG). It is subject to the national jurisdiction of the German regulators, the Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) and the Bundesbank. We are nonetheless subject to the Capital Requirements Regulation (CRR) pursuant to Section 1a(1) KWG. We do not keep a trading book according to Art. 4 para. 1 nos. 85 and 86 CRR.

Organisation of risk management

Risk reporting is conducted in accordance with the German regulatory requirements known as the Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, MaRisk). The Management Board is informed of the risk situation on a monthly and ad-hoc basis.

The Audit and Risk Committee of the Supervisory Board and the competent regulatory authority are informed of the Bank’s risk situation on a quarterly basis. In addition, the Management Board informs the Supervisory Board of significant risk-relevant events at the latter’s meetings and on an ad-hoc basis when they occur.

In accordance with the MaRisk requirements, we have delegated the management of the Risk Controlling function (RFC) to the Head of the Risk Controlling Department. This person is responsible for monitoring and communicating risks and is involved in all important risk-policy decisions of the Management. The Risk Controlling Department performs all RCF tasks, which include supporting the Management in all risk policy matters, particularly in the development and implementation of the risk strategy, the regular monitoring of the limits defined to ensure the Bank’s risk-bearing capacity, risk reporting, the daily valuation of financial instruments, and risk assessment in the “New Products Process” (NPP). In accordance with the MaRisk requirements, risks are monitored and reported independently of the front office functions Promotional Activity and Treasury.

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The back office function is performed by the Credit Department as this department casts the second, market-independent vote on credit decisions pursuant to MaRisk BTO No. 2b). This department also processes the transactions for purchased promissory note bonds and registered bonds. In consultation with the Risk Controlling Department, the Credit Department also formulates the credit risk strategy to be adopted by resolution of the Management Board. The Credit Department is also responsible for the valuation of loan collateral, the administration of payment methods for special promotional loans, and the intensive monitoring and management of non-performing loans.

In addition, the Credit Department monitors compliance with credit default risk-specific limits for purposes of loan portfolio management. It also analyses credit risks, country risks, and currency transfer risks, among other things. Business partners and transaction types for each counterparty are assigned to Rentenbank-specific credit rating categories, draft resolutions for credit decisions are prepared, and the overall credit portfolio is monitored on a constant basis.

As front office functions, the Promotional Activity and Treasury Departments are responsible for new promotional loans in the Promotional Activity segment. The Treasury Department manages market price risks and liquidity risks within the framework of the risk strategy, including the Risk Appetite Statement, and the Treasury sub-strategy. The Operations Financial Markets Department and the Loan Processing Department within the Credit Department monitor concluded trades as processing and control units according to the MaRisk requirements. The Risk Controlling Department is responsible for performing market conformity checks.

Independent risk assessment and monitoring is consistently assured by the organisation of risk management.

Rentenbank’s Compliance function is part of the internal control system (ICS). In the context of MaRisk compliance, it works with other organisational units to counter risks that could arise from non-compliance with statutory regulations and requirements (compliance risk). It strives to bring about the implementation of effective procedures to ensure compliance with relevant statutory regulations and requirements and the implementation of suitable controls for this purpose. The Compliance function also supports and advises the Management in matters of compliance with the relevant statutory regulations and requirements. It reports directly to the Management Board.

The regulatory working group (Arbeitskreis regulatorische Themen, ART) is particularly responsible for monitoring and assessing regulatory and legislative initiatives and for strengthening the structure of the Compliance function. The ART addresses regulatory issues identified as relevant, ensures the definition of clear responsibilities for implementation at the Bank, and follows up to ensure timely implementation.

The Information Security Department (ISD) bears responsibility for all information security concerns. The head of this department performs the function of Information Security Officer (ISO) prescribed by the Regulatory Requirements for IT in Financial Institutions (Bankaufsichtliche Anforderungen an die IT,

BAIT) and MaRisk. This person is responsible for the provision and further development of procedures and methods and for the management and monitoring of the Information Security Management System (ISMS), Information Risk Management (IRM), and the Emergency Management System.

Internal Audit audits and evaluates the legal compliance of activities and processes and the appropriateness and effectiveness of the RMS and the ICS on a risk-oriented and process-independent basis. It reports directly to the Management Board and performs its duties in an autonomous and independent manner. The Management Board may order additional audits.

The members of the Audit Committee and the respective Chairmen of the Administration and Risk Committees may elicit information directly from the Head of Internal Audit.

Business and risk strategy

The Management Board formulates the Bank’s sustainable business strategy on the basis of the company mission derived from the relevant legislation. The business strategy is particularly determined by the Bank’s promotional mandate and the measures taken to fulfil it. Rentenbank does not keep a trading book. Our business activity is not geared primarily to generating profits, but rather to fulfilling our statutory promotional mandate.

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We provide our special promotional loans for agriculture and rural areas via local banks (on-lending) while fulfilling the applicable regulatory requirements.

Our Risk Appetite Framework comprises all strategies and guidelines, methods, processes, responsibilities, controls, and systems from which we derive, communicate, and monitor our risk appetite. Apart from minimum targets, alert thresholds, and limit systems, the Framework also includes soft factors such as an appropriate compliance culture and actively practiced risk culture.

Our risk strategy is consistently derived from our business strategy. It comprises an overarching risk strategy, as well as sub-strategies focused on specific types of risk.

The business and risk strategy are discussed with the Supervisory Board on an annual basis.

The Management Board defines the risk strategy, the Risk Appetite Framework, and the Risk Appetite Statement as the core framework for risk management.

We understand risk appetite to mean the overall risk we are prepared to accept in order to achieve our strategic objectives within the limits of the allocated risk capital. The risk appetite is defined on the basis of quantitative requirements and qualitative assertions. The requirements are concretised in the form of the limits and alert thresholds defined for purposes of risk-bearing capacity, the requirements relative to products and markets, and the treasury sub-strategy.

The credit risk strategy is shaped by the promotional mandate. To promote agriculture and rural areas, funding is only granted to banks domiciled in the Federal Republic of Germany or another EU country that conduct business with agricultural enterprises, enterprises in upstream or downstream sectors, or in rural areas. The special promotional loans are only granted to promote investments in Germany.

Rentenbank is also authorised to acquire equity interests. The Bank provides funding to the German federal states and local authorities in the form of promissory note bonds, registered securities, and bearer securities. Thus, our lending activity is limited to the funding of credit institutions and financial institutions as defined in Art. 4 CRR and to providing capital to German local authorities. In accordance with the Bank’s credit risk strategy, only a Rentenbank subsidiary may grant loans directly to enterprises. No such direct loans were granted in 2021.

Derivatives are only used as hedging instruments and are only concluded with business partners with whom we have entered into a collateral agreement.

Our credit risk strategy demands a careful selection of business partners and products for all business activities. In accordance with our core competencies and business model, we mainly choose banks and public sector borrowers as business partners. By reason of our promotional mandate, we are necessarily exposed to the banking sector as a sector concentration risk.

As an indicator of the Bank’s risk profile, the average credit rating of the total loan portfolio should be at least A+, with due regard to product credit ratings.

The market price risk strategy stipulates that interest rate risks must be limited through the use of derivatives and all currency risks must be hedged, as a rule. Market price risks are limited in accordance with the Bank’s risk-bearing capacity.

The primary objective of the liquidity risk strategy is to assure the Bank’s ability to meet its financial obligations at all times.

Non-financial risks, which include operational and strategic risks according to our understanding, are managed with the goal of preventing losses by ensuring the quality of all the Bank’s operational processes. Compliance with regulatory requirements and the minimisation of reputation risks by means of appropriate communication management and a code of conduct are likewise components of the risk strategy.

All material risks are limited within the scope of the defined risk appetite for purposes of the risk-bearing capacity calculation.

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Risk culture

Our risk culture shapes our understanding of dealing with risks on a day-to-day basis. It comprises all standards, attitudes, and behavioural patterns related to risk awareness, risk appetite, and risk management. The appropriateness of the Bank’s risk culture is reviewed every year on the basis of suitable indicators.

Risk inventory

The risk inventory provides a structured overview of all risks that could harm the Bank’s financial position, capital resources, financial performance, or liquidity situation. This overview also comprises risk concentrations within individual risk types and between risk types.

In addition, material risks are identified by means of indicators based on quantitative and qualitative risk characteristics and detected at an early stage by means of self-assessments. Risks are further identified as part of the New Products Process (NPP), key controls of the ICS system, and daily control and monitoring activities.

Our risk profile comprises all material risk types: credit default risks, market price risks, liquidity risks and non-financial risks. According to our understanding, non-financial risks include operational and strategic risks.

Growing attention is being given to risks and opportunities arising from changes in the ESG (Environmental, Social, and Governance) environment. We incorporate such changes into our risk management system by means of scenario analysis, among other measures.

Validation of risk measurement

A validation framework based on the regulatory requirements is applied for the purpose of validating the methods and procedures defined for the measurement of material risk types in Rentenbank’s Internal Capital Adequacy Assessment Process (ICAAP) and Internal Liquidity Adequacy Assessment Process (ILAAP).

The methods and procedures are validated at least once a year. The validation process is performed independently of the method develepment process. The objective of the validation process is to critically review the quality of the risk measurement methods and models employed, as well as the corresponding parameters and assumptions, on the basis of quantitative and qualitative analysis. The assessment is based on a defined methodology. The validation results are reported to the Management Board. If changes are to be made to the methods and parameters employed on the basis of the validation results, such changes must be approved by the Management Board.

Risk-bearing capacity

The risk-bearing capacity of Rentenbank (Group) is the central element of our Internal Capital Adequacy Assessment Process (ICAAP) and the basis for the operational implementation of our risk strategy. The objectives of the risk-bearing capacity concept are to ensure the continuation of the Bank as a going concern in order to fulfil its promotional mandate in compliance with the regulatory requirements, to ensure the long-term preservation of the Bank’s capital, and to protect creditors against economic losses. These objectives are reflected in the two perspectives of our risk-bearing capacity concept, which encompasses a Normative Approach and an Economic Approach.

The risk management processes are designed to fulfil these objectives and requirements equally. The monitoring of limits within the risk-bearing capacity concept is supplemented with periodic stress tests, which are reported to the Management Board and discussed there and in the Risk Committee on a regular basis.

A stabilisation of the epidemiological situation and a modest economic recovery are assumed for the base scenario for capital planning over the next few years. There is some uncertainty on this point due to possible virus mutations and their effects. An adverse scenario considered for capital planning purposes involves the possibility of another severe economic downturn.

Also in 2021, the pandemic did not have any observable material effects on Rentenbank’s risk indicators. The normal reporting cycle has resumed.

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Risk-bearing capacity: Normative Approach

The managerial objective of the Normative Approach is to fulfil all regulatory minimum capital requirements and standards. For this purpose, the Bank determines whether the Bank’s capital resources are sufficient to ensure compliance with all regulatory requirements and thus the continuation of the Bank as a going concern, in the base scenario and in the adverse scenarios, both as of the reporting date and over the period covered by the multi-year (5-year) capital plan. The capital resources should also make it possible for the Bank to sustainably pursue its business strategy under these scenarios.

The Bank’s regulatory capital under the Normative Approach at the reporting date and in comparison with the corresponding prior-year figures are presented in the table below:

	Dec. 31, 2021 € million	Dec. 31, 2020 € million
Subscribed capital	135.0	135.0
Retained earnings	1,195.0	1,178.8
Fund for general banking risks	3,218.3	3,168.4
Intangible assets	– 24.9	– 20.9
Tier 2 capital	24.2	73.5
Regulatory capital	4,547.6	4,534.8

The minor change compared to the previous year resulted mainly from the utilisation of profit (retained earnings and fund for general banking risks) and the phase-out of Tier 2 capital instruments.

Risk exposures and risk-weighted assets (RWAs) are presented in the table below:

	Risk value Dec. 31, 2021 € million	Risk value Dec. 31, 2020 € million
Counterparty credit risk	13,102.6	13,180.8
CVA Charge	564.6	671.9
Operational risk	554.9	555.3
Overall RWAs	14,222.1	14,408.0

The slight decrease in RWAs compared to the previous year and the marginally higher regulatory capital led to somewhat better capital ratios. For information purposes, the plan values for the following three years from the base scenario applied in the capital plan are presented in the table below:

	Reporting date	Base scenario
	Dec 31, 2021	2022	2023	2024
Total capital ratio in %	32.0	32.5	32.7	28.0
Tier 1 capital ratio in %	31.8	32.4	32.7	28.0
CE Tier 1 capital ratio in %	31.8	32.4	32.7	28.0

The COVID-19 pandemic has not had material effects on Rentenbank’s risk indicators to date. The base scenario is based on the assumption of a still stable development. This is reflected in the capital ratios.

The introduction and implementation of the Basel IV requirements at the EU level were assumed in the capital plan for the year 2024. These requirements will have a seriously adverse overall effect on the capital ratios. In the meantime, the EU Commission has published its draft version, which is mainly based on the Basel requirements. This draft version advises that the requirements will be implemented in 2025.

The regulatory requirements are fulfilled as of the reporting date and at all times considered in the base scenario of the capital plan. The regulatory requirements are likewise always met in the various adverse scenarios of the capital plan (involving seriously adverse market-wide and Bank-specific developments), also in consideration of the Basel IV requirements.

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Risk-bearing capacity: Economic Approach

The objectives of the Economic Approach are to ensure the long-term preservation of the Bank’s capital and protect creditors against economic losses. For this purpose, the economic capital is checked against the total risk exposure and assessed both as of the reporting date and in the base scenario of the capital plan.

Economic capital includes hidden reserves and liabilities from securities and promissory note bonds of the German federal states, including their hedges, as well as the HGB 340f reserves. Interim profits or losses (during the year) are included, while planned and not yet realised profits are not included.

The economic capital applied in the Economic Approach is presented as of the reporting date and in the previous year in the table below:

	Dec. 31, 2021 € million	Dec. 31, 2020 € million
Subscribed capital	135.0	135.0
Retained earnings	1,211.1	1,195.0
Fund for general banking risks	3,247.1	3,218.3
Undisclosed liabilities/reserves	1,052.1	988.9
Economic capital	5,645.3	5,537.2

The planned utilisation of the profit earned in 2021 is already included in economic capital. Economic capital increased over the level of the previous year due to the allocation of funds to retained earnings and higher prudential reserves.

Under the Economic Approach, risks in all positions are considered independently of their accounting treatment. Risks are calculated at a confidence level of 99.9% and for a time period of one year. The risk exposures of the individual risk types are aggregated without regard to diversification effects. They break down as follows:

	Risk value Dec. 31, 2021 € million	Risk value Dec. 31, 2020 € million
Counterparty credit risks	362.7	422.9
Market price risks	1,141.7	1,243.8
of which interest rate risks	452.7	427.5
of which CVA risk from derivatives	40.8	83.3
of which spread and other risks	633.2	718.0
of which risk buffer	15.0	15.0
Non-financial risks	82.2	170.8
of which operational risks	58.2	88.8
of which strategic risks	24.0	82.0
Overall risk	1,586.6	1,837.5

Rentenbank’s risk-bearing capacity under the Economic Approach was comfortably assured at all times in 2021. All limits were kept. The utilisation rate of risk capital was 28.10% at the reporting date, which was considerably lower than at the end of the previous year (33.18%). The decline in risk exposures resulted from the progress made in the quantification of credit default and non-financial risks, as well as the lower unsecured portion of the loan portfolio.

Risk-bearing capacity – Stress tests

The objective of the stress tests is to analyse whether Rentenbank’s risk-bearing capacity would also be assured in unusual, but plausible scenarios affecting different risk types. For this purpose, we simulate a hypothetical scenario (economic downturn resulting from a considerably worsened COVID-19 pandemic, including any Bank-specific cost increase) and an historical scenario (financial markets crisis and ensuing sovereign debt crisis). Market-wide and Bank-specific aspects are considered in these scenarios. The main risk

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parameters applied in the stress scenarios are credit rating deterioration, changes in interest rates, and a widening of credit spreads. The effects of the stress scenarios are analysed from the normative and economic perspectives. Under the Normative Approach, the effects of the scenarios on the income statement and equity and particularly also on risk-weighted assets are simulated over a time period of three years. The dominant risk under the Normative Approach is credit default risks; whereas under Economic Approach, credit default risk and most of all market price risk are particularly relevant.

Under both approaches, Rentenbank’s risk-bearing capacity is assured also in the stress scenarios without the use of regulatory reliefs regarding capital and liquidity requirements, thus confirming the Bank’s comfortable capital situation.

In addition to these stress scenarios, the Bank also conducts an inverse stress test to identify those events that would cause the Bank’s risk-bearing capacity to be no longer assured. The Bank also analyses the impact of sustainability risks under different scenarios (see separate section).

Credit default risks

Definition

Credit default risk refers to the risk that a counterparty would not be able to fulfil its payment obligations, or only in part, as well as the risk of valuation losses due to the deterioration of credit ratings. This risk type is sub-divided into credit risk, migration risk, and country risk.

Our lending business is largely limited to the funding of credit institutions, institutions, and financial institutions according to the definitions of Art. 4 CRR, as well as other interbank transactions. The credit risk inherent in the ultimate borrowers of special promotional loans lies with the local bank extending the loans. In addition, we provide funding to German federal states and local authorities.

Risk assessment and management

The central risk parameters for the determination of credit default risk are probability of default, loss given default, exposure at default, and the correlations between business partners, with the aid of which simultaneous defaults of business partners are simulated in the credit portfolio model.

The probability of default is derived from the credit ratings of our business partners. The credit rating is assigned in an internal risk classification process under which individual business partners or transaction types are assigned to one of 20 credit rating categories. The best ten rating categories of AAA to BBB are reserved for business partners with low risks (“investment grade”). The seven rating categories BB+ to C signify latent or heightened latent risks, and the three rating categories DDD to D signify problem loans and business partners in default.

The credit ratings of our business partners are reviewed at least once a year on the basis of an analysis of their financial statements and financial position. For this purpose, key performance indicators, qualitative characteristics, the background of shareholders, and other supporting factors such as their affiliation with a protection scheme or state guarantee mechanisms are considered. The country risk of the business partner’s country of domicile is also considered in assessing the credit quality. For certain products such as German mortgage bonds (Pfandbriefe), the associated collateral or cover assets are considered as a further criterion, in addition to the respectively applicable national regulations, in determining the product rating. Whenever the Bank becomes aware of current information on negative financial data or a weakening of the business partner’s business prospects, the credit rating is reviewed and adjusted if necessary.

The loss given default quantifies that portion of the exposure that would be irrecoverable after the default of a business partner and the realisation of collateral. To quantify our credit default risks, we apply product-specific or transaction type-specific loss ratios determined on the basis of analytical and expert-based methods. In particular, the utilisation chain of the special promotional loans granted by way of on-lending is considered in the measurement and parameterisation of the loss ratio for special promotional loans. The specific methods developed to estimate loss ratios have led to modestly lower risk exposures. We also rely on external data sources in assessing individual transaction types.

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The exposure at default corresponds to the net balance at the reporting date, plus off-balance sheet transactions with individual debtors. This indicator represents the residual value of the exposure. In the case of derivatives, the amount of the exposure is determined by application of the mark-to-market method, plus a premium to account for market value fluctuations, with due regard to contractual netting clauses and cash collateral furnished and received.

Under the Economic Approach, the credit value at risk is calculated by way of a credit portfolio model with due regard to correlations between business partners and migration risks.

The method described above enables us to measure, monitor, and manage our risks in accordance with the MaRisk requirements. In this way, adverse developments and portfolio concentrations can be quickly identified and countermeasures initiated.

Limitation and monitoring

The maximum credit limit for all credit limits and a maximum limit for unsecured lines are set by the Management Board to limit credit default risks. Concentration risks are managed and limited at several levels of the Bank by means of various targeted concepts. Country limits and currency transfer limits are set to limit the corresponding risks.

A limit system manages the amount and structure of all credit default risks. Limits are set for all borrowers, issuers, and counterparties and are sub-divided where appropriate for specific products and maturities. The Bank’s risk classification system is the central decision-making basis for the adoption of limits. In addition, a certain minimum credit rating has been established for individual transaction and limit types.

For risk-bearing capacity purposes, credit default risks are limited on the basis of the credit value at risk determined by way of the credit portfolio model.

In addition, risk indicators provide early indications of potential risk increases and risk shifts within the portfolio. Alert thresholds are established to quickly detect higher limit utilisation levels so that appropriate countermeasures can be taken.

Other limits are monitored on a daily basis. Limit overruns are immediately reported to the Management Board.

Thus, credit default risks are managed, monitored, and reported for individual transactions at the borrower level and borrower unit level, at the country level, and at the level of the overall credit portfolio.

Portfolio overview

More than 60% of our risk exposures are backed by collateral in the form of assignments of claims under funded loans to ultimate borrowers and state guarantee mechanisms. The Other risk exposures are likewise mainly secured products such as German mortgage bonds (Pfandbriefe) and covered bonds. Unsecured risk exposures largely consist of loans and advances to banks belonging to joint liability schemes in Germany (Haftungsverbünde).

The overall credit portfolio of EUR 90.4 billion (PY: EUR 88.1 billion) comprises the nominal amounts of risk exposures in euros, including special promotional loans with the corresponding assignments of claims under funded loans to the ultimate borrowers, state-guaranteed special promotional loans, registered bonds, promissory note bonds, securities, money market and derivative transactions, equity interests, and all externally committed credit facilities, but not loans granted from the German federal government’s Special Purpose Fund. The risk exposures of companies in which Rentenbank holds direct equity interests are included in the equity interests.

Derivative financial instruments may only be concluded as hedging instruments on the basis of a netting and collateral agreement.

In the following three tables, risk exposures are aggregated on the basis of country of domicile and at the level of the legally independent business partner without regard to Group affiliations. The risk exposures are

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assigned to credit rating categories on the basis of product ratings. The presented figures are based on nominal amounts.

The portfolio is secured at a rate of over 90%. It breaks down as follows:

The Bank does not hold any securities and promissory note bonds issued by banks in the “peripheral countries” of the Eurozone.

Due to reporting date effects, there are risk exposures from derivative transactions concluded with Spanish and Irish bank counterparties in the amount of EUR 9.1 million.

Loan loss provisions

Specific valuation allowance

The Bank assesses on a monthly basis whether there are any indications that not all payments of interest and principal can be made in accordance with the applicable contractual provisions. For financial reporting purposes, the necessity of recognising a specific valuation allowance in respect of a given loan receivable is assessed on the basis of the following criteria:

—	“Non-investment grade” credit rating,
—	Non-performing, deferred, or restructured exposures,
—	Significant deterioration of the business partner’s credit quality,
—	Significant deterioration of the credit rating of the business partner’s country of domicile.

The recoverability of significant individual loan receivables and securities, as well as loan receivables of insignificant amounts, is assessed on a case-by-case basis.

As in the previous year, it was not necessary to recognise specific valuation allowances at the reporting date.

General valuation allowance

General valuation allowances are recognised for latent credit default risks. The amounts of such general valuation allowances are determined on the basis of the probability of default and the loss given default.

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The general valuation allowances for loan receivables, securities, and irrevocable credit commitments amounted to EUR 2.7 million (PY: EUR 3.0 million). The decrease from the previous year resulted mainly from the lower unsecured portion of the portfolios.

Market price risks

Definition

Market price risk refers to the potential losses arising from changing market data. It encompasses interest rate risks, CVA risks of derivatives, spread risks, and other market price risks. The latter category comprises currency risks and volatility risks.

Interest rate risk refers to the risk of unexpected changes in the economic value or present value of interest rate-sensitive exposures, and net interest income due to changes in interest rates. Interest rate risk in terms of present value is subsumed under the regulatory term Economic Value of Equity (EVE) and interest rate risk in terms of net interest income is subsumed under the term Net Interest Income (NII). We have assigned all transactions to the banking book and calculate interest rate risk from the EVE and NII perspectives under the term Interest Rate Risk in the Banking Book (IRRBB).

CVA risk is the risk of potential market value losses in derivative financial instruments resulting from the deterioration of the counterparty’s credit rating.

Spread risks are sub-divided into credit spread risks, cross currency basis swap risks, and basis swap risks.

Currency risk is the risk of a present value loss in foreign currency positions resulting from detrimental changes in exchange rates. However, open currency positions are held only in very low balances in nostro accounts. With regard to closed foreign currency positions, the market values of underlyings and hedging transactions differ from each other as a result of different valuation parameters, mainly of credit spreads, leading to temporary market value differences caused by exchange rate effects.

Volatility risk is the risk that the value of an option could change as a result of changes in the implied volatility. Options also include embedded options.

Other market price risks such as equity and commodity price risks are not relevant by reason of our business model.

Risk assessment and management

Interest rate risks

Interest rate risks from both present value and economic perspectives are measured with reference to a parallel shift of yield curves, on a daily basis for the Treasury Management and Promotional Activity segments and on a monthly basis at the overall bank level. Equity is not included as a liability item in line with the regulatory accounting method used.

The income-related measurement of interest rate risks is performed by means of the stress tests conducted under the Normative Approach over a period of three years on the basis of the fixed-interest periods in the interest rate scenarios considered.

Risks resulting from negative interest rates, particularly from variable interest-rate transactions with zero floors, are taken into account from the present value and net income perspectives.

The calculations conducted for purposes of the risk-bearing capacity are supplemented with the analysis of stress scenarios.

Under the Economic Approach, interest rate risk in the banking book mainly results from longer-term investments of the Bank’s own funds in the Capital Investment segment. Therefore, only rising interest rate

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scenarios are relevant from the EVE perspective. From the NII perspective, however, falling interest rates are relevant because the effects from the interest accruing on new promotional loans are the main factor in this case.

We also calculate interest rate risk in the banking book in accordance with the BaFin Circular 06/2019. In this case, the Bank assesses whether the negative change in present value resulting from a parallel interest rate shift of +/– 200 basis points exceeds 20% of total regulatory capital. In addition, present value changes arising from six specified interest rate scenarios are calculated as percentages of CE Tier 1 capital as early warning indicators. The alert threshold for the early warning indicators is 15%. The interest rate coefficient and Rentenbank’s early warning indicators were below the level of the alert thresholds at the reporting date.

We do not seek to generate material income from the assumption of interest rate risks as a strategic objective.

We limit interest rate risk particularly through the use of derivatives. Derivatives are concluded on the basis of micro-hedges or macro-hedges, the latter for special promotional loans.

CVA risk

CVA risk refers to the risk of potential market value losses in derivative financial instruments resulting from a deterioration of the counterparty’s credit rating. The parameters applied in the calculation are the business partner’s probability of default and loss given default, and the potential market value changes (potential future exposure) at the level of netting pools.

Spread risks and other risks

We quantify spread risks using a Value-at-Risk (VaR) model based on a historical simulation. The parameters applied in the VaR calculation are the present value sensitivities to the spreads of the transactions considered. Based on historical market data trends going back up to ten years, the maximum loss is calculated for the specified confidence level. Credit spread risks are calculated for both securities and highly liquid promissory note bonds.

Currency and volatility risks are measured on the basis of scenario-based changes in exchange rates and volatilities.

Risk buffer

Risk modelling uncertainties and simplifications are additionally accounted for by means of a risk buffer.

Limitation and monitoring

The overall limit for market price risk is divided among interest rate risk, CVA risk, spread risk, and other risks, as well as the risk buffer. The observance of limits for interest rate risks in the Treasury Management and Promotional Activity segments are monitored and reported on a daily basis. The other market price risks are reported on a monthly basis.

Liquidity risks

Definition

Liquidity risk particularly comprises liquidity risk in the narrower sense and funding cost risk.

We define liquidity risk in the narrower sense as the risk of not being able to meet current or future payment obligations or only to a limited degree. This also includes intraday liquidity risk, market liquidity risk, and funding risk.

Funding risk refers to the risk that future funding resources could only be raised under unexpectedly worsened cost conditions.

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Risk assessment and management

The objectives of liquidity management are to ensure the Bank’s ability to meet its financial obligations at all times, also under stress conditions, to optimise the funding structure, and to coordinate the Bank’s own issues in the money market and capital markets. We manage liquidity risk centrally.

The Bank’s outstanding liquidity balances are limited by means of a limit specified by the Management Board on the basis of our funding possibilities, both from normative and economic perspectives. The cash position and the limit utilisation are monitored on a daily basis.

The instruments available for managing the Bank’s short-term liquidity position include interbank funds, ECP placements, and open market operations with the Bundesbank. Liquidity can also be managed by purchasing securities and raising funds with terms of up to two years by way of the Euro Medium-Term Note Programme (EMTN Programme), promissory note bonds, global bonds, and domestic capital market instruments. Foreign currency-denominated incoming or outgoing payments from balance sheet transactions are covered by opposite payments from hedging derivatives.

Under the risk-bearing capacity concept, liquidity risks are covered not by risk capital but by liquid assets. Thanks to our triple-A rating and the statutory guarantee of the German federal government, we are able to raise liquid funds in the market at all times. In addition, any and all assets held with the Bundesbank may be pledged as collateral for loans.

The bonds issued by us are classified in the EU as “liquid assets” according to the Liquidity Coverage Ratio (LCR). Also in other legal jurisdictions (e.g., United States and Canada), Rentenbank’s bonds may be held as highly liquid assets.

Liquidity stress scenarios

Stress scenarios are employed for the purpose of analysing the effects of unexpected, unusual events on the Bank’s liquidity position and market liquidity risk. The liquidity stress scenarios developed for this purpose are an integral part of the internal management model and are calculated and monitored on a monthly basis. The scenario analyses include a market-wide scenario involving a decline in the prices of securities (market liquidity) and liquidity outflows for cash collateral, and an idiosyncratic scenario involving simultaneous calls of all irrevocable credit commitments and default on the part of important borrowers. This scenario mix is used to simulate the cumulative occurrence of liquidity stress scenarios. Liquidity stress tests are also conducted on an ad-hoc basis when risk-relevant events occur.

Liquidity ratios according to the CRR

The regulatory liquidity ratios LCR (Liquidity Coverage Ratio) and NSFR (Net Stable Funding Ratio) serve to limit short-term, medium-term, and long-term liquidity risk. The objective is to enable banks to remain solvent also in stress phases by maintaining a liquidity buffer and stable funding. The LCR, which is the ratio of highly liquid assets to net cash outflows in the stress scenario, must be at least 1.0. The minimum NSFR, which is the ratio of available stable funding to required stable funding, is 1.0.

Limitation and monitoring

The calculated liquidity requirement for up to 30 days under stress assumptions must be less than the liquid assets calculated according to the LCR and the freely available funding resources.

The calculated liquidity requirement for a period of between 30 days and two years is limited by the freely available funding resources.

In the medium-term and long-term liquidity calculation, moreover, cash inflows and outflows over a period of longer than two years are accumulated and carried forward on a quarterly basis. The cumulative net liquidity outflows may not exceed a limit set by the Management Board.

The scenario mix is defined as the management-relevant scenario. It limits the survival period by means of a traffic-light system.

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The short-term, medium-term, and long-term liquidity limits are monitored on a daily basis. As in the previous year, the Bank’s liquidity was assured at every date considered in the reporting period, also under stress assumptions. All liquidity limits and regulatory liquidity ratios were comfortably kept. The average LCR was 4.41 (5.69) and the average NSFR was 1.34 (1.28).

The short-term, medium-term, and long-term liquidity, the results of the scenario analyses, the survival period, the liquidity ratio LCR and NSFR, and the calculation of the liquidity buffer in accordance with the MaRisk are reported on a monthly basis.

Non-financial risks

Non-financial risks are sub-divided into operational risks and strategic risks.

Definition of operational risks

Operational risks arise as a result of non-functioning or defective systems and processes, misconduct on the part of humans, or external events. Operational risks include legal risks, compliance risks, outsourcing risks, IT risks, information security risks, litigation risks, personnel risks, model risks, project risks, and event or environmental risks.

Definition of strategic risks

Strategic risks are sub-divided into business/strategic risks, reputation risks, and pension risks.

Business/strategic risk refers to the risk of losses as a result of the non-attainment of business strategy objectives due to business strategy positioning or detrimental changes in market and environmental conditions, including legal framework conditions, for Rentenbank.

Reputation risk refers to the risk of losses as a result of a worsening of the perception of Rentenbank in the minds of relevant internal and external stakeholders, which has an adverse economic effect or lessens the trust placed in Rentenbank.

Pension risk refers to the risk of an inadequate measurement of pension provisions.

Risk assessment and management

Under the Economic Approach, non-financial risks are quantified and reported separately by operational and strategic risks for purposes of the risk-bearing capacity concept. The risk exposure is calculated on the basis of a simulation model. The data basis comprises the assessments of the process owner, the risk analyses of other organisational units, and the historical loss events arising from operational risks.

All the Bank’s loss events and near losses are decentrally recorded in a loss event database by the Operational Risk Officer. Risk Controlling analyses and aggregates the loss events and refines the methodological instruments.

We also perform self-assessments in the form of workshops, in which material operational risk scenarios of specific business processes are analysed and assessed with a view to inherent risks. Management measures such as fraud prevention are also formulated at these workshops.

Risk Controlling aggregates and analyses all non-financial risks on a centralised basis. This department is responsible for the use of instruments and the refinement of risk identification, assessment, management, and communication methods. Non-financial risks are managed by the respective organisational units.

The Legal & Human Resources Department manages and monitors legal risk. It informs the Management Board about current or potential legal disputes on an ad-hoc basis and also periodically in the form of semi-annual reports. The Bank minimises legal risks from contracts by largely employing standardised contracts. The Legal Department is involved in the corresponding decisions at an early stage and important projects are coordinated with the Legal & Human Resources Department. Legal disputes are immediately

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entered into the loss event database. A specified risk indicator is monitored to ensure the early identification of risks.

In addition to the compliance function, we have also instituted a central office for the prevention of money laundering, terrorism financing, and other criminal acts. The Anti-Money Laundering Officer reports directly to the Management Report. Based on a threat assessment pursuant to Section 25h KWG, risks that could jeopardise the Bank’s assets are identified and organisational measures are defined to optimise risk prevention. To this end, we also assess whether the general and bank-specific requirements for an effective organisation are met.

The fulfilment of duties of care and the identification of contractual partners (know-your-customer principle) are other important elements of money laundering prevention. The necessary procedures and processes for this purpose have been implemented and any suspected cases are referred immediately by the Anti-Money Laundering Officer to the Central Financial Intelligence Unit (FIU). To the Bank’s knowledge, no acts of money laundering, terrorism financing, or other criminal acts were committed in 2021.

Regulatory risks as a sub-category of compliance risks are managed by active participation in regulatory initiatives and other legislative initiatives affecting Rentenbank and by the identification of potential consequences for the Bank under the direction of the regulatory working group ART.

The risks associated with outsourcing are identified as a sub-category of operational risks. We have instituted the position of a Central Outsourcing Officer who is supported by the Central Outsourcing Management Department. Outsourced activities are monitored decentrally. The Central Outsourcing Management Department also performs risk management and monitoring with respect to the portfolio of outsourced activities. Outsourced activities are classified as material or immaterial on the basis of a standardised risk analysis. Material outsourced activities are subject to special requirements, particularly with regard to contracts, management, monitoring, and reporting.

Rentenbank has implemented the legal requirements of the EU General Data Protection Regulation (EU GDPR) and the German Federal Data Protection Act (Bundesdatenschutzgesetz, BDSG). We have implemented an Information Security Management System (ISMS) to protect data, systems, networks, and the business premises. The Information Security Department monitors compliance with all standards and requirements for the confidentiality, availability, and integrity of information implemented within the ISMS. Employees are regularly trained in matters of information security and sensitised to risks by means of different channels. Information security risks are integrated into operational risk management and are transparently reported. This also includes risks arising from threats related to cyber-attacks. To this end, we arrange for service providers to conduct penetration tests on a regular basis.

The Bank’s Emergency Management Department has defined preventive and reactive measures to protect time-critical business processes in case of emergency or crisis. The manner of dealing with business interruptions is detailed in the Emergency Handbook, business continuation plans, and recovery plans. We review and monitor the efficacy of these plans on the basis of test and drill plans.

A code of conduct and professional corporate communication help to minimise reputation risks.

To measure the risks inherent in pension provisions, an actuarial opinion is prepared by an outside expert on the basis of parameters such as interest rates, inflation, and life expectancies. The corresponding interest rate risks are taken into account in the monitoring of Interest Rate Risk in the Banking Book (IRRBB).

Limitation and monitoring

Non-financial risks are limited separately by operational and strategic risks in the economic risk-bearing capacity calculation. The loss events identified in the reporting period, the insights gained from the self-assessments, and the monitoring of early warning indicators do not show any risks that would endanger the Bank’s continuation as a going concern. The results are reported as part of the Risk Report.

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Sustainability risks

Sustainability risks refer to events or conditions in the areas of Environment, Social, and Governance (ESG), the occurrence of which could actually or potentially have serious adverse effects on a company’s financial position, cash flows, and financial performance and reputation.

Sustainability risks in the areas of climate and environment are sub-divided into physical and transition risks. Physical risks arise from both extreme weather events and their consequences, as well as long-term changes in climatic and ecological conditions. Transition risks arise in relation to the conversion to a lowcarbon economy.

In accordance with the regulatory information memo, sustainability risks are not regarded as a standalone risk type, but rather as a driver of the known risk types.

In its promotional activity, Rentenbank ensures the funding of local banks that grant its special promotional loans. The local bank bears the default risk of the ultimate borrower. Rentenbank also invests in the securities, promissory note bonds, etc., of banks, promotional institutions, German federal states, and local authorities or other state institutions. Rentenbank’s customers are nearly all classified as banks or German state institutions. The Bank does not invest directly in agriculture and forestry.

Based on this classification, Rentenbank analyses the potential effects of sustainability risks. Individual ESG aspects are already taken into account within the existing credit rating procedures.

ESG scenarios focused on climate and environmental risks were developed and the potential effects of climate change on Rentenbank’s capital and risk situation were examined for the first time in 2020. The ESG scenarios were updated in 2021. Specifically, an extreme weather event that would give rise to both periods of persistent drought and heavy rainfall causing serious damage in many regions of Germany was assumed. The consequences of extreme weather events would lead to higher demand for credit and liquidity on the part of affected enterprises and private households and a higher level of credit defaults could occur. The specific effects were derived from expert-based “heat maps”. Rentenbank has also developed a long-term scenario in which transition risks are described and a qualitative analysis is performed.

The scenarios are continually refined on the basis of new insights with the goal of concretising the corresponding effects.

Financial reporting process

The essential purpose of the financial reporting process is to track the account assignment and processing of transactions all the way to the preparation of the required annual financial statements.

The purpose of the financial reporting-related ICS/ RMS is to ensure compliance with financial reporting standards and regulations and to ensure legally compliant financial reporting.

Rentenbank prepares its financial statements in accordance with the regulations of the German Commercial Code (Handelsgesetzbuch, HGB) and the Regulation on the Financial Reporting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV).

The regulations are documented in handbooks and procedural instructions. The Finance Department monitors these documents regularly and adapts them to changed statutory, regulatory, and procedural requirements. The involvement of the Finance Department in the “New Products Process” ensures the appropriate representation of new products in the financial reporting system.

The documentation of the financial reporting process conforms with German Generally Accepted Accounting Principles (Grundsätze ordnungsmäßiger Buchführung, GoB) and is comprehensible to knowledgeable third parties. The statutory retention periods are observed with respect to the retention of the corresponding documents.

The functions of organisational units that play an important role in the financial reporting process are clearly separated. Appropriate subsidiary ledgers for money market accounting, loan accounting, securities accounting, and liabilities accounting are assigned to the corresponding organisational units and are monitored by them. The data contained in the subsidiary ledgers are transferred to the general ledger by way of automated

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interfaces. The Finance Department is responsible for accounting, the definition of account assignment rules, the posting methodology, management of the posting programme, and the administration of the financial accounting system.

In addition to SAP as a standard software programme, an internally developed financial software programme is used for the Bank’s operations. Authorisations are granted on a task-specific basis to protect the financial reporting process from unauthorised access. Plausibility checks are performed on a regular basis. In addition, the application of the dual control principle, standardised reconciliation routines, and budget-actual comparisons within the financial system ensure the prompt detection and correction of errors. These measures also serve to ensure the correct recognition, presentation, and measurement of assets and liabilities.

The functional efficacy of the financial reporting-related ICS/RMS is monitored by means of periodic, process-independent audits conducted by the Internal Audit Department.

Quality-assured, relevant data are promptly reported to the responsible persons via the Management Information System. The Management Board informs the Supervisory Board and its committees of the corresponding results on a regular basis. It also promptly informs them of specific events of importance.

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Modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

FINANCIAL STATEMENTS

Balance Sheet of Landwirtschaftliche Rentenbank

as at December 31, 2021

				Notes	December 31, 2021	December 31, 2020
					€ million	€ million
Assets
1.	Cash reserve
	a)	Cash on hand			0.2	0.3
	b)	Balances with central banks			12.5	23.5
		of which: with Bundesbank €12.5 m (2020: €23.5 m)			12.7	23.8
2.	Loans and advances to banks			11
	a)	Payable on demand			8,301.9	5,775.8
	b)	Other loans and receivables			56,780.3	56,025.8
					65,082.2	61,801.6
3.	Loans and advances to customers			12
		of which:
		Secured by mortgages €—m (2020: €—m)
		Municipal loans €7,561.8 m (2020: €6,933.6 m)			7,598.9	6,967.9
4.	Bonds and other fixed-income securities			13/17
	a)	Bonds and notes
		aa)	Public sector issuers		868.3	832.8
			of which:
			eligible as collateral with the Bundesbank €714.0 m (2020: €678.5 m)
		ab)	Other issuers		14,201.1	16,784.6
			of which: eligible as collateral with the Bundesbank €11,219.4 m (2020: €13.219.8 m)		15,069.4	17,617.4
					15,069.4	17,617.4
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Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2021
(continued)

			Notes	December 31, 2021	December 31, 2020
				€ million	€ million
5.	Shares and other non-fixed-income securities		14	0.1	0.1
6.	Equity interests		15/17	327.9	327.9
	of which:
	in banks €321.9 m (2020: €321.9 m)
	in financial services institutions €—m (2020: €—m)
	in investment firms €—m (2020: €—m)
7.	Shares in affiliated companies		15/17	49.6	49.6
	of which:
	in banks €—m (2020: €—m)
	in financial services institutions €—m (2020: €—m) in investment firms €—m (2020: €—m)
8.	Trust assets		16	166.7	175.1
	of which: Trust loans €166.7 m (2020: €175.1 m)
9.	Intangible assets		17
	a)	Purchased concessions, industrial property rights and similar rights, and licenses to such rights		18.3	13.7
10.	Property and equipment		17	19.8	16.4
11.	Other assets		18	4,154.5	5,867.1
12.	Prepaid expenses		19
	a)	From issuing and lending business		2,439.4	1,958.8
	b)	Other		571.6	467.1
				3,011.0	2,425.9
Total assets				95,511.1	95,286.5
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Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2021
(continued)

				Notes	December 31, 2021	December 31, 2020
					€ million	€ million
Liabilities and equity
1.	Liabilities to banks			20
	a)	Payable on demand			0.1	1.6
	b)	With agreed term or notice period			1,854.3	2,170.4
					1,854.4	2,172.0
2.	Liabilities to customers			21/31
	a)	Other liabilities
		aa)	Payable on demand		155.8	158.9
		ab)	With agreed term or notice period		1,909.7	2,511.9
					2,065.5	2,670.8
3.	Securitised liabilities			22
	a)	Debt securities issued			82,635.2	81,759.3
4.	Trust liabilities			23
	of which:
	Trust Loans €166.7 m (2020: €175.1 m)				166.7	175.1
5.	Other liabilities			24	620.7	668.4
6.	Deferred income			25
	a)	From issuing and lending business			565.2	459.5
	b)	Other			2,412.6	2,012.2
					2,977.8	2,471.7
7.	Provisions			26
	a)	Provisions for pensions and similar obligations			140.1	130.9
	b)	Other provisions			225.5	259.7
					365.6	390.6
8.	Subordinated liabilities			27	102.7	302.7
9.	Fund for general banking risks				3,373.2	3,344.4
10.	Equity			45
	a)	Subscribed capital			135.0	135.0
	b)	Retained earnings
		ba)	Principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law		1,178.8	1,162.0
			Allocations from net income		17.2	16.7
					1,196.0	1,178.7
		bb)	Guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law		1.0	1.0
	c)	Distributable profit			17.3	16.8
					1,349.3	1,331.5
Total liabilities and equity					95,511.1	95,286.5
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Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2021
(continued)

			Notes	December 31, 2021	December 31, 2020
				€ million	€ million
1.	Contingent liabilities		29
	a)	Liabilities from guarantees and indemnity agreements		37.9	25.4
2.	Other commitments		30
	a)	Irrevocable loan commitments		1,197.9	756.7

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Income Statement of Landwirtschaftliche Rentenbank

for the period from January 1 to December 31, 2021

				Notes	2021	2020
					€ million	€ million
1.	Interest income from			32
	a)	Lending and money market transactions			1,975.2	2,148.5
	b)	Fixed-income securities and debt register claims			245.4	288.2
					2,220.6	2,436.7
		less negative interest of €65.5 m (2020: €46.4 m)
2.	Interest expenses			33	1,948.3	2,140.2
	less positive interest of €16.5m (2020: €9.2 m)
					272.3	296.5
3.	Current income from
	a)	Shares and other non-fixed-income securities			0.0	0.0
	b)	Equity interests			13.4	0.4
					13.4	0.4
4.	Fee and commission income				0.6	0.3
5.	Fee and commission expenses				1.8	1.9
					-1.2	-1.6
6.	Other operating income			34	13.9	6.1
7.	General administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries		33.8	30.0
		ab)	Social security contributions and expenses for pensions and other employee benefits		8.1	4.7
			of which: for pensions €3.4 m (2020: €0.7 m)		41.9	34.7
	b)	Other administrative expenses			39.8	32.3
					81.7	67.0
8.	Depreciation, amortisation and impairments of intangible assets as well as property and equipment				8.3	8.9
9.	Other operating expenses			35	18.6	16.6
10.	Write-downs and impairments of loans and advances and certain securities, and additions to provisions for loan losses				124.6	125.2
11.	Write-downs and impairments of equity interests, shares in affiliated companies and securities held as fixed assets				-	0.3
12.	Income from reversals of write-downs and impairments of Equity interests, shares in affiliated companies and securities held as fixed assets				0.3	-
13.	Additions to the fund for general banking risks				28.9	49.9
14.	Profit on ordinary activities				36.6	33.6
15.	Taxes on income and profit				2.0	0.0
16.	Other taxes not included in ‘Other operating expenses’				0.1	0.1
					2.1	0.1
17.	Net income for the year				34.5	33.5
18.	Allocations to retained earnings
	To principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law from net income				17.2	16.7
19.	Distributable profit				17.3	16.8

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Statement of Cash Flows for the period ended December 31, 2021

	2021 € million	2020 € million
Net income/loss for the period	34.5	33.5
Depreciation, amortisation and impairments, and reversals of impairments of loans and advances and fixed assets	8.3	8.9
Increase (+)/decrease (-) in provisions	-25.0	-51.5
Other non-cash expenses/income	153.5	175.2
Other adjustments (net)	-318.9	-242.8
Increase (-)/decrease (+) in loans and advances to banks	-3,405.5	-1,519.3
Increase (-)/decrease (+) in loans and advances to customers	-630.9	-481.4
Increase (-)/decrease (+) in other assets from operating activities	1,169.4	-2,058.7
Increase (+)/decrease (-) in liabilities to banks	-317.6	-84.5
Increase (+)/decrease (-) in liabilities to customers	-605.2	-104.1
Increase (+)/decrease (-) in securitised liabilities	875.9	4,260.3
Increase (+)/decrease (-) in other liabilities from operating activities	450.0	295.4
Interest expenses/interest income	-272.3	-296.7
Income tax expenses/income	2.1	0.0
Interest and dividends received	2,643.4	2,735.0
Interest paid	-2,052.2	-2,195.7
Income taxes paid	-2.1	0.0
Cash flow from operating activities	-2,292.6	483.6
Proceeds from disposal of financial investments	3,170.2	1,747.5
Payments for investments in financial investments	-656.3	-2,203.9
Proceeds from disposal of property and equipment	0.5	0.0
Payments for investments in property and equipment	-4.9	-3.9
Proceeds from disposal of intangible assets	0.1	0.0
Payments for investments in intangible assets	-11.3	-3.4
Cash flow from investing activities	-2,498.3	-463.8
Appropriation of distributable profit pursuant to Section 9 of Rentenbank's Governing Law	-16.8	-16.3
Net change in funds from other capital	-200.0	0.0
Cash flow from financing activities	-216.8	-16.3
Net change in cash and cash equivalents	-11.1	3.5
Cash and cash equivalents at beginning of period	23.8	20.3
Cash and cash equivalents at end of period	12.7	23.8

The Statement of Cash Flows shows the changes in cash and cash equivalents for the 2021 and 2020 fiscal years from operating, investing and financing activities. Cash and cash equivalents correspond to the Cash reserve reported in the balance sheet.

Cash flows are allocated to operating activities based on the definition of the operating result. Cash flows from investing and financing activities were derived directly from the financial accounting. The cash flows from investing activities result from proceeds from and payments for property and equipment and intangible assets and from proceeds from and payments for securities held as fixed assets. The net change in cash and cash equivalents resulting from financing activities includes proceeds from and payments for Regulatory Tier 2 Capital and the appropriation of our distributable profit.

The Statement of Cash Flows was prepared on the basis of the regulations set out in German Accounting Standard No. 21.

The informative value of the Statement of Cash Flows as an indicator of the liquidity position is limited. For further details on liquidity management, please refer to the information in the Management Report.

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Statement of changes in equity as at December 31, 2021

€ million	Subscribed capital	Principal reserve	Guarantee reserve	Distributable profit	Total 2020
Equity as at Jan. 1, 2021	135.0	1,178.8[1]	1.0	16.8	1,331.6[1]
Profit distribution	-	-	-	-16.8	-16.8
Net income	-	17,2	-	17.3	34.5
Equity as at Dec. 31, 2021	135.0	1,196.0	1.0	17.3	1,349.3

(1)	Difference from previous year due to rounding, as in the balance sheet.

Statement of changes in equity as of December 31, 2020

€ million	Subscribed capital	Principal reserve	Guarantee reserve	Distributable profit	Total 2020
Equity as at Jan. 1, 2020	135.0	1,162.0	1.0	16.3	1,314.3
Profit distribution	-	-	-	-16.3	-16.3
Net income	-	16.7	-	16.8	33.5
Equity as at Dec. 31, 2020	135.0	1,178.7	1.0	16.8	1,331.5

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NOTES

Basis of accounting

Accounting policies

(1) General information

(2) Recognition and measurement of financial instruments

(3) Loan loss provisions

(4) Determination of fair value of financial instruments

(5) Loss-free valuation of the banking book

(6) Trust assets/trust liabilities

(7) Property and equipment and intangible assets

(8) Prepaid expenses/deferred income

(9) Provisions

(10) Valuation units/currency translation

Notes to the balance sheet

(11) Loans and advances to banks

(12) Loans and advances to customers

(13) Bonds and other fixed-income securities

(14) Shares and other non-fixed-income securities

(15) Equity interests and shares in affiliated companies

(16) Trust assets

(17) Fixed assets

(18) Other assets

(19) Prepaid expenses

(20) Liabilities to banks

(21) Liabilities to customers

(22) Securitised liabilities

(23) Trust liabilities

(24) Other liabilities

(25) Deferred income

(26) Provisions

(27) Subordinated liabilities

(28) Foreign currency assets and liabilities

(29) Contingent liabilities

(30) Other commitments

(31) Cover calculation

Notes to the income statement

(32) Interest income

(33) Interest expenses

(34) Other operating income

(35) Other operating expenses

Other disclosures

(36) Other financial commitments

(37) Derivative financial instruments

(38) Disclosures on valuation units pursuant to Section 285 no. 23 HGB

(39) Remuneration of the Management Board and Supervisory Board

(40) Average number of employees pursuant to Section 267 (5) HGB

(41) Shareholdings pursuant to Section 285 no. 11 and Section 340a (4) no. 2 HGB

(42) Other liability agreement

(43) Auditor’s fees pursuant to Section 285 no. 17 HGB

(44) Events after the reporting date pursuant to Section 285 no. 33 HGB

(45) Proposals for the utilisation of profit pursuant to Section 285 no. 34 HGB

(46) Disclosure of mandates pursuant to Section 340a (4) no. 1 HGB

Members of the Management Board and Supervisory Board

74

Basis of accounting

Landwirtschaftliche Rentenbank (hereinafter referred to as Rentenbank) has its registered office in Frankfurt am Main. It is recorded in the Commercial Register of the Local Court of Frankfurt am Main under record number HRA 30636.

Rentenbank’s annual financial statements have been prepared in accordance with the regulations of the German Commercial Code (Handelsgesetzbuch, HGB) applicable to large corporations and the relevant provisions of the German Regulation on the Accounting of Banks and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV). The structure of the balance sheet and the income statement is based on the templates set out in RechKredV. Balance sheet and income statement items that are included in the template, but not used at Rentenbank are not reported.

Based on the exemption allowed in Section 290 (5) in conjunction with Section 296 (2) HGB, Rentenbank is not required by law to prepare consolidated financial statements in accordance with HGB. Therefore, Rentenbank is not required by Section 315e HGB to prepare consolidated financial statements in accordance with IFRS. Rentenbank has opted not to prepare consolidated financial statements on a voluntary basis.

Rentenbank is exempt from corporation tax in accordance with Section 5 (1) No 2 (Körperschaftsteuergesetz, KStG) and trade tax in accordance with Section 3 (2) (Gewerbesteuergesetz, GewStG). Accordingly, deferred taxes pursuant to Section 274 HGB are not to be recognised in the annual financial statements of Rentenbank.

Accounting policies

(1)       General information

Assets, liabilities, and pending transactions are measured in accordance with the provisions of Sections 252 et seq. HGB, with due regard to the supplementary provisions for banks (Sections 340 et seq. HGB). The annual financial statements at December 31, 2021 are generally based on the same accounting policies as were applied in the prior year’s annual financial statements. Any changes are described below.

The Bank does not keep a trading book pursuant to Section 1 (35) German Banking Act (Kreditwesengesetz, KWG) in conjunction with Article 4 (1) no. 86 Regulation (EU) No. 575/2013.

(2)       Recognition and measurement of financial instruments

In accordance with Section 11 RechKredV, pro rata interest is presented in the corresponding balance sheet item.

Loans and advances/liabilities

Loans and advances are accounted for in accordance with Section 340e (2) HGB, i.e. at their nominal amount less any write-downs. Liabilities are measured at their settlement amount in accordance with Section 253 (1) sentence 2 HGB. Premiums and discounts on loans and advances and liabilities are presented as either prepaid expenses or deferred income. Zero bonds are measured at their issue price plus capitalised interest based on the issue yield.

Securities held as fixed assets

All securities are carried at amortised cost less any impairments. Reversals of impairments are recognised if the reasons for an earlier impairment no longer apply.

Fixed-income securities held as fixed assets are measured in accordance with the moderate lower of cost or market principle pursuant to Section 253 (3) sentence 5 HGB. On the basis of the criteria defined by the Insurance Committee of the Institute of Public Auditors in Germany (IDW), Rentenbank tests for a potential permanent impairment if the carrying amount of the bond was more than 20% below the fair value (cf. Note 4) in the last six months prior to the reporting date or if the average of daily fair values over the last twelve months

75

was more than 10% below the carrying amount.

Because these securities are intended to be held over the long term, no write-downs to fair value are recognised if an identified impairment is considered to be only temporary. In particular, write-downs are not recognised when an identified impairment is only of a temporary nature with respect to future financial performance and it is expected that the securities will be fully repaid when due.

Securities allocated to the liquidity reserve

Securities allocated to the liquidity reserve are measured in accordance with the strict lower of cost or market principle (Section 253 (4) HGB). These securities are written down to their lower fair value where applicable.

Equity interests and shares in affiliated companies

Equity interests and shares in affiliated companies are measured at cost in accordance with the rules applicable to fixed assets. They are written down to their lower fair value to account for any impairment that is expected to be permanent.

Derivatives

Derivatives are only used to hedge existing or foreseeable market price risks. Measurement effects from derivatives are taken into account in the loss-free valuation of the banking book.

Upfront payments made and received from derivatives contracts are presented as prepaid expenses or deferred income, respectively. The reversal amounts from upfront payments from swap transactions are netted with the nominal interest income or expenses, depending on the contract.

Other assets/liabilities

Other assets are measured at their nominal amount and Other liabilities at their settlement amount.

(3)       Loan loss provisions

Identifiable risks in the lending business are sufficiently accounted for by specific valuation allowances and provisions. In addition to the fund for general banking risks presented in the balance sheet, general valuation allowances and contingency reserves pursuant to Section 340f HGB are recognised to account for latent (credit) risks and deducted from the corresponding asset items.

Rentenbank assesses on a monthly basis whether there are any objective indications that not all payments interest and principal can be made in accordance with the terms of the underlying contracts. For accounting purposes, the Bank applies the following criteria to determine whether the recognition of a specific valuation allowance for a given receivable is required:

•	Internal credit rating as non-investment grade,
•	Non-performing, deferred or restructured exposures,
•	Material deterioration of the business partner’s credit quality,
•	Material deterioration of the credit quality of the business partner’s country of domicile.

General valuation allowances are recognised for latent credit risks, the amount of which is calculated using the probability of default and the loss ratio as a basis.

Bonds and notes are taken into account to the extent that they are measured at amortised cost.

Due to the low default rates of its portfolio, Rentenbank does not have enough of a default history to allow for a reliable estimate of its default rate.

76

Therefore, the internal master scale is derived from the realised default rates published by the rating agencies Fitch, Moody’s, and S&P. The probabilities of default are allocated on the basis of the credit quality of the respective business partner.

The loss given default (LGD) rates for specific products and types of transactions are determined by application of analytical and expert-based methods, with due regard to the respective collateralisation.

(4)       Determination of fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is determined with reference to either directly observable exchange or market prices or the Bank’s own calculations on the basis of valuation models and observable market parameters. When valuation models are applied, the fair value of contracts without option features is determined on the basis of the discounted expected future cash flows (discounted cash flow (DCF) method). Contracts with option features are measured by application of recognised option pricing models. Hedged items are discounted to present value using a base curve plus a credit spread based on credit quality.

Derivatives are discounted to present value on the basis of the OIS (overnight interest rate swap) swap curve, as well as basis swap spreads and cross-currency basis spreads. These are differentiated by maturity and currency and obtained from external market data providers. Apart from the yield curves and spreads mentioned above, volatilities and correlations are also taken into account in the calculations.

(5)       Loss-free valuation of the banking book

According to the IDW Accounting Principle “Specific aspects of the loss-free valuation of interest rate transactions in the banking book (interest book)” (IDW RS BFA 3), a provision for onerous contracts must be recognised in respect of any excess liability in the banking book resulting from an interest rate transaction on the basis of an overall assessment of the transaction.

A periodic (income statement) approach was applied to calculate the amount required to be recognised as a provision in the context of the loss-free valuation of the banking book. The banking book comprises all the Bank’s interest-bearing transactions and is managed on a uniform basis.

For calculation purposes, future period gains or losses in the banking book were determined on the basis of the profit/loss contributions of closed and open interest rate positions.

These future cash flows were discounted to present value at the reporting date on the basis of generally recognised, maturity-matched money market and capital market rates. Risk expenses were calculated on the basis of future expected losses and the proportion of administrative expenses allocable to portfolio management was determined on the basis of internal assessments. Based on these calculations, it was determined that no such provisions needed to be recognised at December 31, 2021.

(6)       Trust assets/trust liabilities

Trust assets and trust liabilities are presented as separate balance sheet items in accordance with Section 6 RechKredV. Due to the correlation between trust assets and trust liabilities, both are measured at nominal amounts.

(7)       Property and equipment and intangible assets

In accordance with German commercial law, items of property and equipment and intangible assets are measured at cost, less any depreciation and amortisation over their estimated useful lives.

Depreciation of property and equipment and amortisation of intangible assets are charged on a straight-line basis over estimated useful lives, ranging from 33 to 50 years for buildings and from three to six years for operational and office equipment. Intangible assets are amortised on a straight-line basis over a period of three to four years.

77

(8)       Prepaid expenses/deferred income

Other prepaid expenses and deferred income are recognised in accordance with Section 250 (1) and (2) HGB. Due to the change of method for calculating interest on cash collateral from EONIA to €STR, settlement payments received and made are distributed over the derivative’s remaining term to maturity.

(9)       Provisions

Provisions are measured at the necessary settlement amount according to prudent business judgement, with due regard to future price and cost increases. Provisions with a remaining term of more than one year are discounted to present value at the reporting date.

Pension provisions

Pension obligations are discounted to present value by application of the average market interest rate for the last ten financial years, as calculated and published on a monthly basis by the Bundesbank in accordance with the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung, RückAbzinsV). This average interest rate corresponds to the remaining term of the provisions. In accordance with Section 253 (2) sentence 2 HGB, provisions for pension obligations are discounted to present value on a flatrate basis by application of the average market interest rate corresponding to an assumed remaining term of 15 years.

In accordance with Section 253 HGB, as amended in 2016, provisions for pension obligations are discounted to present value by application of the average market interest rate for the last ten financial years (last seven financial years up to and including 2015), which corresponds to the remaining term of the pension obligations. On this basis, a difference of EUR 12 million (EUR 14 million) was calculated for 2021.

According to Section 253 (6) sentence 2 HGB, profits may only be distributed if the freely disposable reserves remaining after distribution, plus any profit carried forward and minus any loss carried forward, are at least equal to the difference determined in accordance with Section 253 (6) sentence 1 HGB.

Pension provisions are measured in accordance with actuarial principles using the projected unit credit (PUC) method. Under the PUC method, the provision amount is defined as the actuarial present value of the pension obligations earned by employees in the past periods of service up to the reporting date in accordance with the pension formula. The 2018 G Mortality Tables of Prof. Dr. Klaus Heubeck are applied as the biometric calculation parameters.

The following parameters were applied as the basis for the calculation as of December 31, 2021:

	2021	2020
Actuarial interest rate pursuant to Section 253 (2) sentence 2 HGB	1.87 % p. a.	2.30% p.a.
Career trend	1.00 % p. a.	1.00% p.a.
Trend of creditable compensation	2.00 % p. a.	2.00% p.a.
Pension trends (range of adjustments)	1.00 – 2.00 % p. a.	1.00 – 2.00% p.a.
Employee turnover	average 5.00 % p. a.	average 5.00% p.a.
Increase in the Consumer Price Index (CPI)	2.00 % p. a.	1.75% p.a.
Development of contribution assessment ceilings	2.50 % p. a.	2.50% p.a.

Other provisions

Other provisions are discounted to present value by application of the average market interest rates for the past seven financial years, as calculated and published on a monthly basis by the Bundesbank in accordance with the German Regulation on the Discounting of Provisions. This average interest rate corresponds to the remaining terms of the provisions.

Provisions for special promotional loans cover the interest subsidy for the entire term of the loan or until the repricing date.

78

(10)       Valuation units/currency translation

Currency translation and the presentation of the transactions in the balance sheet without currency hedging are done in accordance with Section 340h in conjunction with Section 256a HGB and Section 252 (1) no. 4 HGB. In accordance with Section 277 (5) sentence 2 HGB, gains from currency translation gains are presented in the item of “Other operating income” and currency translation losses in the item of “Other operating expenses”.

Rentenbank uses currency swaps and cross-currency interest rate swaps to hedge currency risks. Currency hedges are presented in the balance sheet by way of currency valuation units pursuant to Section 254 HGB. In these valuation units, the cash flows of the hedged item are fully reflected in the hedging instrument, i.e. the derivative (perfect hedge). The Bank utilises the net hedge presentation method to present the offsetting value changes between the hedged item and the hedging instrument.

To measure the effectiveness of hedging relationships, the Bank uses the critical terms match method, by which the terms of the hedged item are continually compared with those of the hedging instrument. Exchange rate fluctuations of the corresponding hedged items and hedging derivatives offset each other over the remaining period to their respective maturity dates.

Foreign currency-denominated assets, liabilities and pending transactions were translated into euros at the mean spot exchange rate at December 31, 2021.

Rentenbank uses the reference rate of the European Central Bank (ECB) for this purpose.

Notes to the balance sheet

The disclosures in the notes to the financial statements exclude pro rata interest, which may result in differences from the amounts presented on the face of the balance sheet.

(11)       Loans and advances to banks

Breakdown by residual maturity	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Payable on demand	8,302	5,776
Other loans and advances
– up to three months	2,227	1,802
– more than three months and up to one year	4,758	5,094
– more than one year and up to five years	25,474	24,336
– more than five years	23,663	24,129
Total	64,424	61,137

Loans and advances to companies in which an equity interest is held amounted to EUR 4,735 million (EUR 4,303 million).

(12)       Loans and advances to customers

Breakdown by residual maturity	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
– up to three months	154	124
– more than three months and up to one year	170	122
– more than one year and up to five years	2,459	2,313
– more than five years	4,597	4,200
Total	7,380	6,759

As of December 31, 2021, there were no loans and advances to customers with an indefinite term to maturity within the meaning of Section 9 (3) no. 1 RechKredV.

79

(13)       Bonds and other fixed-income securities

The total portfolio of bonds and other fixed-income securities is carried as financial investments. As in the prior year, no securities are held in the liquidity reserve. All holdings of bonds and other fixed-income securities are carried as financial investments. As in the prior year, no such securities are held in the liquidity reserve.

Securities with a total carrying amount of EUR 14,923 million (EUR 17,437 million) are assigned to fixed assets. For securities totalling EUR 1,676.2 million (EUR 108.8 million), the fair value of EUR 1,658.8 (EUR 108.5 million) is less than the carrying amount. As in the prior year, there were no permanent impairments of securities held as fixed assets. Avoided impairments amounted to EUR 17.4 million, as compared to EUR 0.3 million in the prior year.

As in the prior year, no securities of affiliated companies or companies in which an equity interest is held were included in bonds and other fixed-income securities.

Separate disclosures on exchange listing and residual maturity:

Exchange listing	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
– Exchange listed	14,568	16,995
– Not exchange listed	355	442
Total	14,923	17,437

Residual maturity of up to 1 year	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Public sector issuers	31	-
Other issuers	2,132	3,136
Total	2,163	3,136

(14)       Shares and other non-fixed-income securities

As in the prior year, all holdings of shares and other non-fixed-income securities are exchange-tradable and exchange-listed.

(15)       Equity interests and shares in affiliated companies

Rentenbank holds equity interests in the amount of EUR 328 million (EUR 328 million) and shares in affiliated companies in the amount of EUR 50 million (EUR 50 million). As in the prior year, no exchange-tradable securities are included in the balance sheet item of Equity interests and shares in affiliated companies.

(16)       Trust assets

Breakdown	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Receivables from the German Federal Republic’s special-purpose fund held at Rentenbank	167	175
Loans and advances to banks	0	0
Total	167	175

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(17)       Fixed assets

Statement of Changes in Fixed Assets in EUR million

	Intangible Assets		Property and equipment		Financial investments
	Software	Land	Operational	Assets			Shares in
	and	and	and office	under		Equity	affiliated
	licences	buildings	equipment	construction	Securities	interests	companies
Historical cost
Cost at January 1, 2021	53	20	17	3	17,437	328	50
Acquisitions	11	–	1	5	656
Disposals	–	–	– 1	–	3,170
Transfers	–	–	–	–	–
Cost at December 31, 2021	64	20	17	8	14,923	328	50
Depreciation, amortisation and impairments
Accumulated depreciation, amortisation and impairments January 1, 2021	– 39	– 9	– 15	–	–	0	–
Accumulated depreciation, amortisation and impairments
from disposals	–	–	–	–
Depreciation, amortisation and impairments 2021	– 7	0	– 1	–
Accumulated depreciation, amortisation and impairments
December 31, 2021	– 46	– 9	– 16	–	–	0	–
Reversals of impairments	–	–	–	–	–	–	–
Carrying amounts December 31, 2021	18	11	1	8	14,923	328	50
Carrying amount December 31, 2020	14	11	2	3	17,437	328	50

(18)       Other assets

Breakdown	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Cash collateral provided for derivatives	4,152	5,865
Miscellaneous	3	2
Total	4,155	5,867

81

(19)       Prepaid expenses

Breakdown	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Premium from lending business	2,186	1,677
Discount from issuing business	253	282
Upfront payments from derivatives	568	465
Payments made from EONIA-€STR conversion	1	–
Other	3	2
Total	3,011	2,426

(20)       Liabilities to banks

Breakdown by residual maturity	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Payable on demand	0	2
Other liabilities
– up to three months	0	4
– more than three months and up to one year	20	330
– more than one year and up to five years	1,215	1,140
– more than five years	0	50
Total	1,235	1,526

(21)       Liabilities to customers

Breakdown by residual maturity	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Payable on demand	156	159
Other liabilities
– up to three months	45	67
– more than three months and up to one year	0	76
– more than one year and up to five years	672	584
– more than five years	1,172	1,757
Total	2,045	2,643

This item includes liabilities to affiliated companies in the amount of EUR 97 million (EUR 99 million) and liabilities to companies in which an equity interest is held in the amount of EUR 1 million (EUR 0 million).

(22)       Securitised liabilities

Breakdown by residual maturity	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Debt securities issued
– up to one year	18,347	20,580
– more than one year and up to five years	37,558	35,179
– more than five years	26,384	25,636
Total	82,289	81,395

(23)       Liabilities held in trust

Breakdown	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Liabilities from the German Federal Republic’s special-purpose fund held at Rentenbank	167	175
Liabilities to customers	0	0
Total	167	175

82

(24)       Other liabilities

Breakdown	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Cash collateral received for derivative contracts	612	663
Miscellaneous	9	5
Total	621	668

(25)       Deferred income

Breakdown	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Discount from lending business	3	3
Premium from issuing business	562	457
Upfront payments received from derivatives	2,395	2,012
Payments received from EONIA-€STR conversion	18	-
Total	2,978	2,472

(26)       Provisions

This balance sheet item includes provisions for pension obligations to employees who are contractually entitled to pension benefits in the amount of EUR 140 million (EUR 131 million). The Other provisions break down as follows:

Other provisions	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Interest subsidy for promotional loans	192	226
Promotion of research for innovation in agribusiness	16	15
Promotion of agriculture (promotional fund)	6	6
Other provisions	11	13
Total	225	260

(27)       Subordinated liabilities

Breakdown by residual maturity	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
– up to one year	63	200
– more than one year and up to five years	40	103
– more than five years	-	-
Total	103	303

The subordinated liabilities are issued in the form of promissory notes (carrying amount: EUR 40 million) and bearer bonds (carrying amount: EUR 63 million after hedging). Interest expenses before hedging for subordinated liabilities amounted to EUR 6 million (EUR 5 million).

Disclosures on funds raised in an amount exceeding 10% each of the total amount of subordinated liabilities (before hedging):

1.	Bond for a nominal amount of JPY 5 billion; carrying amount: EUR 40 million; Maturity: March 28, 2022; interest rate: 5.78%

2.	Bond for a nominal amount of JPY 5 billion; carrying amount: EUR 40 million; Maturity: September 30, 2022; interest rate: 5.005%

Early redemption of the two aforementioned subordinated bonds is only possible in case of amendments or additions to tax legislation. The other subordinated liabilities in the form of promissory notes

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with a nominal value of EUR 40 million have original terms to maturity of 20 years and bear interest at the rate of 5%. Conversion into equity or another form of debt has not been agreed or planned.

(28)       Foreign currency assets and liabilities

At the reporting date, assets denominated in foreign currency amounted to EUR 4,830 million (EUR 5,016 million) and liabilities denominated in foreign currency amounted to EUR 44,558 million (EUR 49,141 million). Foreign currency holdings are almost completely hedged by derivatives.

(29)       Contingent liabilities

The contingent liabilities of EUR 38 million (EUR 25 million) result from deficiency guarantees. Default guarantees were issued for interest-subsidised capital market loans backed by public-sector counter-guarantees. We do not expect these guarantees to be called.

(30)       Other commitments

Other commitments consist of irrevocable loan commitments of EUR 1,198 million (EUR 757 million) in the special promotional loan business.

The irrevocable loan commitments result from transactions for which Rentenbank has made a binding commitment to its customers, thereby exposing the Bank to a future credit risk. Based on experience values from previous years, Rentenbank expects that these irrevocable loan commitments will be drawn down almost entirely in 2022.

(31)       Cover calculation

The outstanding liabilities requiring cover consist entirely of registered bonds in the amount of EUR 19 million (EUR 19 million).

Loans and advances to banks in the amount of EUR 35 million (EUR 37 million) have been designated as cover assets to back debt securities issued.

Notes to the income statement

(32)       Interest income

Interest income from cash collateral provided and from lending and money market transactions is presented after deduction of negative interest in the total amount of EUR 65.5 million (reducing income). Interest income includes the pro rata utilisation of the corresponding provisions for special promotional amounts in the amount of EUR 59.9 million (EUR 70.6 million).

(33)       Interest expenses

Interest expenses are presented after deduction of positive interest from money market liabilities and cash collateral received in the total amount of EUR 16.5 million (reducing expenses) (i.e. reducing expenses by this amount).

Interest expenses for the recognition of provisions for the interest subsidy for special promotional loans amount to EUR 25.5 million in 2021 (EUR 6.2 million). Interest expenses also include the effects of compounding of provisions in the amount of EUR 2.1 million (EUR 3.7 million).

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(34)       Other operating income

Presentation of the most important sub-items according to Section 35 (1) no. 4 RechKredV:

Item 6: Other operating income	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Rental income/cost allocations form residential buildings and properties	2	2
Income from reversal of provisions	1	1
Capitalisation of project work contributed by internal employees	1	1
Cost reimbursements	0	1
Other reimbursements	9	1
Other income	1	0

The Other expenses include currency translation gains of EUR 6.5 thousand (EUR 0.7 thousand). This currency translation item resulted exclusively from the currency valuation of balances in foreign currency accounts with correspondent banks in foreign countries.

(35)       Other operating expenses

Presentation of the most important items according to Section 35 (1) no. 4 RechKredV:

Item 9: Other operating expenses	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million
Interest expenses from the valuation of pension provisions	12	11
Capital allocation to research for innovation in agribusiness	5	5
Expenses for residual properties	1	0
Other expenses	1	0

The Other operating expenses include currency translation losses of EUR 0.2 thousand (EUR 7.6 thousand). This currency translation item resulted exclusively from the currency valuation of balances in foreign currency accounts with correspondent banks in foreign countries.

Other disclosures

(36)       Other financial commitments

In 2021, framework agreements were concluded with promotional institutions of the federal states in relation to the granting of promotional loans for the 2022 financial year in the amount of EUR 1,610 million (EUR 1,530 million).

(37)       Derivative financial instruments

Derivatives are only used to hedge existing or foreseeable market price risks. The transaction volume is limited by counterparty-specific and product-specific limits and is continuously monitored as part of the risk management function.

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Derivative transactions

Pursuant to Section 285 no. 19 HGB, derivative transactions not measured at fair value are presented in the table below (netting and collateral agreements are not included in the table):

Derivatives in the banking book to hedge:	Nominal amounts		Fair values positive	Fair values negative
	Dec. 31, 2021 € million	Dec. 31, 2020 € million	Dec. 31, 2021 € million	Dec. 31, 2021 € million
Interest rate risks
Interest rate swaps – of which €STR swaps – of which termination and conversion rights embedded in swaps Swaptions (sales)	115,841	110,888	1,411	4,405
	3,000	–	0	0
	1,607	1,100	64	3
	49	376	–	0
Total interest rate risks	115,890	111,264	1,411	4,405
Currency risks
Cross-currency interest rate swaps – of which currency options embedded in swaps Currency swaps	39,434	42,046	1,111	1,763
	15	16	–	1
	9,375	9,321	156	11
Total currency risks	48,809	51,367	1,267	1,774
Total interest rate and currency risks	164,699	162,631	2,678	6,179

Derivative transactions are broken down by residual maturity in the table below:

Derivatives in the investment book	Notional values		Notional values
	Interest rate risks		Currency risks
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
	€ million	€ million	€ million	€ million
- up to three months	5,263	4,615	6,212	10,127
- more than three months and up to one year	10,409	10,460	7,819	7,716
- more than one year and up to five years	58,491	54,309	24,086	21,293
- more than five years	41,727	41,880	10,692	12,231
Total	115,890	111,264	48,809	51,367

Derivative transactions are broken down by counterparty in the table below:

Derivatives in the investment book	Nominal values		Market values positive	Market values negative
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2021
	€ million	€ million	€ million	€ million
Banks in the OECD	156,442	153,399	2,451	6,080
Other counterparties in the OECD	7,930	8,924	227	94
Banks outside of the OECD	327	308	0	5
Total	164,699	162,631	2,678	6,179

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(38)       Disclosures on valuation units pursuant to Section 285 no. 23 HGB

Hedged items were grouped into valuation units at the reporting date as follows:

Balance sheet item	Hedged risk	Carrying amount 2021	Carrying amount 2020
		€ million	€ million
Other loans and advances to banks	Currency	54	54
Bonds and other fixed-income securities	Currency	4,830	5,016
Liabilities to customers	Currency	41	114
Securitised liabilities	Currency	44,454	48,964
Subordinated liabilities	Currency	63	63

(39)       Remuneration of the Management Board and Supervisory Board

Pursuant to Section 285 no. 9a HGB, the total remuneration of the members of the Bank’s Management Board amounted to EUR 1,795 thousand in the 2021 financial year (PY: EUR 1,782 thousand). The following remuneration was paid to the individual Management Board members in the 2021 financial year:

Breakdown	Fixed remuneration	Other remuneration	Total
	€ thousand	€ thousand	€ thousand
Dr. Horst Reinhardt	766	26	792
Dietmar Ilg	490	16	506
Dr. Marc Kaninke	480	17	497
Total Management Board	1,736	59	1,795

As of December 31, 2021, the provision for pension commitments to former members of the Management Board and their survivors totalled EUR 18,909 thousand (EUR 19,489 thousand). An amount of EUR 1,388 thousand (EUR 1,446 thousand) was paid for current pension benefits.

Under the established remuneration system, the annual base remuneration of the Chairperson of the Supervisory Board amounts to EUR 30 thousand, that of the Vice Chairperson EUR 20 thousand, and that of all other Supervisory Board members EUR 10 thousand each. An additional remuneration of EUR 2 thousand is paid to members for each committee membership and EUR 4 thousand to the Chairperson of each committee. The remuneration of members of the German federal government, who are members of the Super-visory Board pursuant to Section 7 (1) no. 4 of Rentenbank’s Governing Law, has been set at EUR 0.

The total remuneration granted to Supervisory Board members in the past financial year amounted to EUR 295.5 thousand (EUR 292 thousand EUR), partly including value-added tax.The individual remuneration amounts (exclusive of value-added tax) are presented in the table below:

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The following table shows the individual remuneration in EUR thousand (excluding VAT):

Member	Time period		Remuneration
	2021	2020	2021	2020
Joachim Rukwied	01/01 – 31/12	01/01 – 31/12	46.0	46.0
Julia Klöckner	01/01 – 07/12	01/01 – 31/12	0.0	0.0
Cem Özdemir	08/12 – 31/12	–	0.0	–
Dr. Hermann Onko Aeikens	01/01 – 31/12	01/01 – 31/12	16.0	16.0
Petra Bentkämper	01/01 – 31/12	01/05 – 31/12	10.0	6.7
Wolfram Günther	01/01 – 31/12	01/01 – 31/12	10.0	10.0
Ursula Heinen-Esser	01/01 – 31/12	01/01 – 31/12	10.0	10.0
Werner Hilse	01/01 – 31/08	01/01 – 31/12	6.7	10.0
Franz-Josef Holzenkamp	01/01 – 31/12	01/01 – 31/12	14.0	13.0
Bernhard Krüsken	01/01 – 31/12	01/01 – 31/12	18.0	18.0
Detlef Kurreck	01/09 – 31/12	–	3.3	–
Dr. Marcus Pleyer	01/01 – 31/12	01/01 – 31/12	18.0	18.0
Michael Reuther	01/01 – 31/12	01/01 – 31/12	16.0	16.0
Dr. Birgit Roos	01/01 – 31/12	01/01 – 31/12	14.0	14.0
Harald Schaum	01/01 – 31/12	01/01 – 31/12	14.0	14.0
Brigitte Scherb	–	01/01 – 30/04	–	4.0
Karsten Schmal	01/01 – 31/12	01/01 – 31/12	12.0	12.0
Rainer Schuler	01/01 – 31/12	01/01 – 31/12	10.0	10.0
Werner Schwarz	01/01 – 31/12	01/01 – 31/12	14.0	14.0
Sebastian Thul	01/01 – 31/12	01/01 – 31/12	10.0	10.0
Dr. Caroline Toffel	01/01 – 31/12	01/01 – 31/12	14.0	14.0
Total remuneration			256.0	255.7

(40)       Average number of employees pursuant to Section 267 (5) HGB

Employees	2021			2020
	Men	Women	Total	Men	Women	Total
Full-time	179	102	281	162	80	242
Part-time	22	73	95	14	64	78
Total	201	175	376	176	144	320

Rentenbank had an annual average of 175 female employees (PY: 144) and 201 male employees (PY:176) – full-time and part-time – under contract in the 2021 financial year.

(41)       Shareholdings pursuant to Section 285 no. 11 and Section 340a (4) no. 2 HGB

In accordance with Section 286 (3) sentence 1 no. 1 HGB, we have opted not to provide a list of shareholdings pursuant to Section 285 no. 11 HGB due to their minor significance for an assessment of the Bank’s financial position, cash flows, and financial performance.

Pursuant to Section 340a (4) no. 2 HGB, the equity interests held in large corporations exceeding 5% of the voting rights in each case are listed in the following:

—	Niedersächsische Landgesellschaft mbH, Hanover
—	Landgesellschaft Schleswig-Holstein mbH, Kiel

(42)       Other liability agreements

Rentenbank has undertaken in a letter of comfort to endow LR Beteiligungsgesellschaft mbH with its registered head office in Frankfurt am Main with sufficient financial resources to ensure that it is always able to meet its obligations on time insofar and as long as it holds 100% of the equity in LR Beteiligungsgesellschaft mbH.

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(43)       Auditor’s fees pursuant to Section 285 no. 17 HGB

The fees of Rentenbank’s auditors are as follows:

Breakdown*	2021	2020
	€ thousand	€ thousand
Auditing services	363.4	324.9
Other assurance services	110.4	114.5
Other services	33.9	34.0
Total	507.7	473.4

* Of the total fees payable to the auditor in 2021, an amount of EUR – 8.2 thousand was for auditing services in the previous year.

(44)       Events after the reporting date pursuant to Section 285 no 33 HGB

No events of particular significance occurred after the close of the financial year that were not included in the income statement or the balance sheet. The Bank’s results were not affected by the Russian invasion of Ukraine because the Bank has no exposure to that region.

(45)       Proposals for the utilisation of profit pursuant to Section 285 no 34

The profit utilisation proposal included in the annual financial statements for the 2021 financial year requires the adoption of approving resolutions by the Supervisory Board.

The proposal for the utilisation of 2021 net income and profit is set out in the following draft resolutions:

•	From the net income of EUR 34,500,000 presented in the income statement, an amount of EUR 17,250,000 will be allocated to the principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law.
•	From the remaining distributable profit of EUR 17,250,000, an amount of EUR 8,625,000 will be allocated to the German federal government’s specialpurpose fund and an amount of EUR 8,625,000 to the promotional fund.

(46)       Disclosure of mandates pursuant to Section 340a (4) no 1 HGB

Pursuant to Section 340a (4) no. 1 HGB, the mandates held by the legal representatives or other employees of Rentenbank on the legally required supervisory boards of large corporations (Section 267 (3) HGB) are listed below:

Nikola Steinbock	Universitätsklinikum Leipzig, AöR (Member of the Supervisory Board)

Dietmar Ilg	VR Smart Finanz AG, Eschborn (Member of the Supervisory Board)

BVVG Bodenverwertungsund -verwaltungs GmbH, Berlin (member of the Supervisory Board)

The Management Board’s and Supervisory Board’s Declaration of Conformity with the German federal government’s Public Corporate Governance Code is publicly available at Rentenbank’s website.

The annual financial statements and the management report are available on Rentenbank’s website and in the German Federal Gazette (Bundesanzeiger).

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Members of the Management Board and Members of the Supervisory Board

(during the period from January 1, 2021 to March 4, 2022)

Management Bodies

(as at 12 March 2022)

Management Board and Supervisory Board

Details relating to the members of the Management Board and Supervisory Board are included on pages 82 and 83 of this annual report.

General Meeting

Appointed by the State of Baden-Württemberg:

Werner Räpple Honorary President of the Agricultural Main Association of Baden	Juliane Vees President of the Rural Women’s Association of Württemberg-Hohenzollern Rural Women's Institution for Education and Charity

Appointed by the Free State of Bavaria:

Walter Heidl President of the Bavarian Farmers’ Association	Stefan Köhler District President of Lower Franconia, Bavarian Farmers’ Association
Appointed by the State of Berlin: Joyce Moewius Vice Chairwoman of the Association for the Promotion of Organic Farming in Berlin-Brandenburg

Appointed by the State of Brandenburg:

Rüdiger Müller Member of the Management Board and Deputy Chairman of the Association for the Family-Owned Agricultural and Forestry Businesses of Brandenburg	Henrik Wendorff President of the Farmers’ Association of Brandenburg

Appointed by the Free Hanseatic City of Bremen:

Ralf Hagens President of the Chamber of Agriculture of Bremen

Appointed by the Free and Hanseatic City of Hamburg:

Heinz Behrmann Honorary President of the Farmers’ Association of Hamburg

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Appointed by the State of Hesse:

Jürgen Mertz Vice-President of the Horticultural Association of Baden-Württemberg-Hesse	Stefan Schneider Vice-President of the Farmers’ Association of Hesse

Appointed by the State of Mecklenburg-Western Pomerania:

Dr. Kathrin Marianne Naumann Managing Director of GGB Agrarbetrieb Groß Grenz GmbH	Harald Nitschke Managing Director of Raminer Agrar GmbH

Appointed by the State of Lower Saxony:

Elisabeth Brunkhorst President of the Rural Women’s Association of Lower Saxony	Dr Holger Hennies President of the Rural Community of Lower Saxony - The Farmers’ Association

Appointed by the State of North Rhine-Westphalia:

Karl Werring President of the Chamber of Agriculture of North Rhine-Westphalia	Bernhard Conzen President of the Rhineland Farmers’ Association

Appointed by the State of Rhineland-Palatinate:

Eberhard Hartelt President of the Farmers’ and Vintners’ Association of Rhineland-Palatinate South	Michael Prinz zu Salm-Salm

Appointed by the State of Saarland:

Peter Hoffmann President of the Farmers’ Association of Saar

Appointed by the Free State of Saxony:

Gerhard Förster Chairman of the Regional Farmers’ Association of Elbe/Röder	Dr Hartwig Kübler Chairman of the Association for the Family-Owned Agricultural and Forestry Businesses in Saxony and Thuringia

Appointed by the State of Saxony-Anhalt:

Jochen Dettmer Farmer	Olaf Feuerborn President of the Farmers’ Association of Saxony-Anhalt

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Appointed by the State of Schleswig-Holstein:

Dietrich Pritschau Vice-President of the Farmers’ Association of Schleswig-Holstein	Kirsten Wosnitza Farmer

Appointed by the Free State of Thuringia:

Dr Lars Fliege Vice-President of the Farmers’ Association of Thuringia	Joachim Lissner Managing Director of the Horticultural Association of Thuringia

Trustees: Ralf Wolkenhauer Head of Directorate (Ministerialdirigent) Federal Ministry for Food and Agriculture	Deputy: Dr Carlo Prinz Head of Department (Regierungsdirektor) Federal Ministry for Food and Agriculture Agriculture

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Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Bank, and the management report includes a fair review of the development and performance of the business and the position of the Bank, together with a description of the principal opportunities and risks associated with the expected development of the Bank.

Frankfurt am Main, March 4, 2022

LANDWIRTSCHAFTLICHE RENTENBANK

The Management Board

/s/ Nikola Steinbock	/s/ Dietmar Ilg	/s/ Dr. Marc Kaninke

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This is an English translation of the German text, which is the sole authoritative version.

Based on the results of our audit, we have issued the following unqualified audit opinion:

INDEPENDENT AUDITOR’S REPORT

To Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany

REPORT ON THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS AND OF THE MANAGEMENT REPORT

Audit Opinions

We have audited the annual financial statements of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, which comprise the balance sheet as at December 31, 2021, and the statement of profit and loss, the statement of cash flows and the statement of changes in equity for the financial year from January 1 to December 31, 2021 and the notes to the financial statements, including the presentation of the recognition and measurement policies. In addition, we have audited the management report of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, for the financial year from January 1 to December 31, 2021. In accordance with the German legal requirements, we have not audited the content of the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section 1.4 “Public Corporate Governance Code” of the management report.

In our opinion, on the basis of the knowledge obtained in the audit,

•	the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law and give a true and fair view of the assets, liabilities and financial position of the Company as at December 31, 2021 and of its financial performance for the financial year from January 1 to December 31, 2021 in compliance with German Legally Required Accounting Principles, and
•	the accompanying management report as a whole provides an appropriate view of the Company’s position. In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. Our audit opinion on the management report does not cover the content of the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section 1.4 “Public Corporate Governance Code” of the management report.

Pursuant to Section 322 (3) sentence 1 German Commercial Code (HGB), we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report.

Basis for the Audit Opinions

We conducted our audit of the annual financial statements and of the management report in accordance with Section 317 HGB and the EU Audit Regulation (No 537/2014; referred to subsequently as “EU Audit Regulation”) and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW). Our responsibilities under those requirements and principles are further described in the “Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report” section of our auditor’s report. We are independent of the Company in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is Appendix 2/2 204300298_0_2021 – Rentenbank II is sufficient and appropriate to provide a basis for our audit opinions on the annual financial statements and on the management report.

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Key Audit Matters in the Audit of the Annual Financial Statements

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the annual financial statements for the financial year from January 1 to December 31, 2021. These matters were addressed in the context of our audit of the annual financial statements as a whole and in forming our audit opinion thereon; we do not provide a separate audit opinion on these matters.

In the following, we present the issue of identification and measurement of provisions for credit losses, which we have determined in the course of our audit to be a key audit matter. Our presentation of this key audit matter has been structured as follows:

a)	description (including reference to corresponding information in the annual financial statements and the management report)
b)	auditor’s response.

Identification and measurement of provisions for credit losses

a)	In its annual financial statements for the financial year ended December 31, 2021, Landwirtschaftliche Rentenbank discloses loans and advances to credit institutions, loans and advances to customers, securities and contingent liabilities as well as irrevocable loan commitments totalling bEUR 89.0 arising from its lending business. In the light of the relative significance of credit transactions in the balance sheet of Rentenbank given a balance sheet total of bEUR 95.5, we considered the provisions for credit losses to be a key audit matter. The provisions for credit losses as at December 31, 2021 are as follows:

Rentenbank has set up general allowances of mEUR 2.7 and general provisions of kEUR 24 to provide for inherent credit risks in the lending business. As in the prior year, no specific allowances and/or provisions for imminent credit losses are recognised in the annual financial statements.

For the purpose of determining general allowances for inherent credit risks, loans and advances to credit institutions, loans and advances to customers, securities, contingent liabilities and irrevocable loan commitments without any identifiable imminent credit losses are allocated to rating levels on the basis of quantitative and qualitative criteria. They are calculated using an expected loss approach. For this purpose, the Bank uses annual probabilities of default in accordance with the respective internal rating levels. The probabilities of default are derived from data published by rating agencies using regression analyses. The loss given default is determined individually for each business line.

For determining potential specific allowances and/or provisions for imminent credit losses, the loans and advances, securities, contingent liabilities and irrevocable loan commitments for which a sustainable debt servicing capacity is not expected are identified in a first step. Subsequently, the specific allowances and/or provisions are determined on a case-by-case basis based on estimated future cash flows, taking into account expected cash inflows from the sale of collateral, if applicable.

The loss given default is the key value-determining parameter for determining the general allowances. In addition to this, in the light of the credit volume, we consider the identification of any need for specific allowances to be significant, as, in the scope of credit monitoring, this identification requires appropriate assumptions to be made concerning the solvency of the borrowers and, if applicable, the recoverability of collateral, and as, in this respect, these estimations and/or assumptions are subject to the judgement of the executive directors of Rentenbank.

Concerning an explanation of the system for risk provisioning, we draw attention to section 3 “Provision for loan losses” of the notes to the financial statements of Landwirtschaftliche Rentenbank as well as section 4.10 “Credit default risks” in the management report.

b)	In the scope of our audit, we relied, based on our risk assessment, on control-based and substantive procedures. We performed the following audit procedures, among others:

First, we obtained an understanding of the development and composition of the credit portfolio, the associated credit risks and the internal control system with regard to the identification, management,

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monitoring and valuation of provisions for credit losses and assured ourselves of the appropriateness and effectiveness of the relevant accounting-related system of internal controls.

With regard to Rentenbank’s recognition and measurement policies, we assessed whether the method for measuring the general allowances and provisions complies with legally required accounting principles. As part of our audit of the risk management, we assessed and reviewed the methodological appropriateness of the parametrisation of default probabilities and loss given default. Moreover, we audited the correctness of the calculations for determining the general allowances and/or provisions. In addition, we audited the implementation and effectiveness of controls regarding the up-to-dateness and correctness of borrower ratings used by Rentenbank as well as for identifying defaulted borrowers and/or issuers. By means of a sample, which we determined both by risk-orientated means and on a random basis, we audited whether specific allowances for imminent credit losses were necessary using documentation supplied for proving creditworthiness and, if applicable, collateral.

Other Information

The executive directors and/or the supervisory board are responsible for the other information. The other information comprises

•	the report of the supervisory board,
•	the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section 1.4 “Public Corporate Governance Code” of the management report,
•	the executive directors’ confirmation regarding the annual financial statements and the management report pursuant to Section 264 (2) sentence 3 and Section 289 (1) sentence 5 HGB, respectively, and
•	all other parts of the annual report, including the integrated sustainability reporting, but not the annual financial statements, not the audited content of the management report and not our auditor’s report thereon.

The supervisory board is responsible for the report of the supervisory board. The executive directors and the supervisory board are responsible for the declaration of compliance concerning the Public Corporate Governance Code of the German Federal Government. Otherwise the executive directors are responsible for the other information.

Our audit opinions on the annual financial statements and on the management report do not cover the other information, and consequently we do not express an audit opinion or any other form of assurance conclusion thereon.

In connection with our audit, our responsibility is to read the other information identified above and, in doing so, to consider whether the other information

•	is materially inconsistent with the annual financial statements, with the audited content of the management report or our knowledge obtained in the audit, or
•	otherwise appears to be materially misstated.

Responsibilities of the Executive Directors and the Supervisory Board for the Annual Financial Statements and the Management Report

The executive directors are responsible for the preparation of the annual financial statements that comply, in all material respects, with the requirements of German commercial law, and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. In addition, the executive directors are responsible for such internal control as they, in accordance with German Legally Required Accounting Principles, have determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud or error.

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In preparing the annual financial statements, the executive directors are responsible for assessing the Company’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith.

Furthermore, the executive directors are responsible for the preparation of the management report that as a whole provides an appropriate view of the Company’s position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report.

The supervisory board is responsible for overseeing the Company’s financial reporting process for the preparation of the annual financial statements and of the management report.

Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report

Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company’s position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our audit opinions on the annual financial statements and on the management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Section 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report.

We exercise professional judgement and maintain professional scepticism throughout the audit. We also

•	identify and assess the risks of material misstatement of the annual financial statements and of the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.
•	obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems of the Company.
•	evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.
•	conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to be able to continue as a going concern.
97

•	evaluate the overall presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles.
•	evaluate the consistency of the management report with the annual financial statements, its conformity with German law, and the view of the Company’s position it provides.
•	perform audit procedures on the prospective information presented by the executive directors in the management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the annual financial statements for the current period and are therefore the key audit matters. We describe these matters in the auditor’s report unless law or regulation precludes public disclosure about the matter.

OTHER LEGAL AND REGULATORY REQUIREMENTS

Report on the Audit of the Electronic Reproductions of the Annual Financial Statements and of the Management Report Prepared for Publication Pursuant to Section 317 (3a) HGB

Audit Opinion

We have performed an audit in accordance with Section 317 (3a) HGB to obtain reasonable assurance whether the electronic reproductions of the annual financial statements and of the management report (hereinafter referred to as “ESEF documents”) prepared for publication, contained in the provided file, which has the SHA-256 value SHA256: D33A2EAEBD8778323E25F53515E1BFCE7987C646D6E563E6B-96C2D95229E8A2F, meet, in all material respects, the requirements for the electronic reporting format pursuant to Section 328 (1) HGB (“ESEF format”). In accordance with the German legal requirements, this audit only covers the conversion of the information contained in the annual financial statements and the management report into the ESEF format, and therefore covers neither the information contained in these electronic reproductions nor any other information contained in the file identified above.

In our opinion, the electronic reproductions of the annual financial statements and of the management report prepared for publication contained in the provided file identified above meet, in all material respects, the requirements for the electronic reporting format pursuant to Section 328 (1) HGB. Beyond this audit opinion and our audit opinions on the accompanying annual financial statements and on the accompanying management report for the financial year from January 1 to December 31, 2021 contained in the “Report on the Audit of the Annual Financial Statements and of the Management Report” above, we do not express any assurance opinion on the information contained within these electronic reproductions or on any other information contained in the file identified above.

98

Basis for the Audit Opinion

We conducted our audit of the electronic reproductions of the annual financial statements and of the management report contained in the provided file identified above in accordance with Section 317 (3a) HGB and on the basis of the IDW Auditing Standard: Audit of the Electronic Reproductions of Financial Statements and Management Reports Prepared for Publication Purposes Pursuant to Section 317 (3a) HGB (IDW AuS 410 (10.2021)). Our responsibilities in this context are further described in the “Auditor’s Responsibilities for the Audit of the ESEF Documents” section. Our audit firm has applied the IDW Standard on Quality Management: Requirements for Quality Management in the Audit Firm (IDW QS 1).

Responsibilities of the Executive Directors and the Supervisory Board for the ESEF Documents

The executive directors of the Company are responsible for the preparation of the ESEF documents based on the electronic files of the annual financial statements and of the management report according to Section 328 (1) sentence 4 no. 1 HGB.

In addition, the executive directors of the Company are responsible for such internal controls that they have considered necessary to enable the preparation of ESEF documents that are free from material intentional or unintentional non-compliance with the requirements for the electronic reporting format pursuant to Section 328 (1) HGB.

The supervisory board is responsible for overseeing the process for preparing the ESEF documents as part of the financial reporting process.

Auditor’s Responsibilities for the Audit of the ESEF Documents

Our objective is to obtain reasonable assurance about whether the ESEF documents are free from material intentional or unintentional non-compliance with the requirements of Section 328 (1) HGB. We exercise professional judgement and maintain professional scepticism throughout the audit. We also

•	identify and assess the risks of material intentional or unintentional non-compliance with the requirements of Section 328 (1) HGB, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinion.
•	obtain an understanding of internal control relevant to the audit on the ESEF documents in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an assurance opinion on the effectiveness of these controls.
•	evaluate the technical validity of the ESEF documents, i.e. whether the provided file containing the ESEF documents meets the requirements of the Delegated Regulation (EU) 2019/815, in the version in force at the balance sheet date, on the technical specification for this electronic file.
•	evaluate whether the ESEF documents enable a XHTML reproduction with content equivalent to the audited annual financial statements and to the audited management report.

Further information pursuant to Article 10 of the EU Audit Regulation

We were elected as auditor by resolution of the supervisory board on 25 March 2021. We were engaged by the supervisory board on 30 June 2021. We have been the auditor of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, without interruptions since the financial year 2019.

We declare that the audit opinions expressed in this auditor’s report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report).

In addition to the financial statement audit, we have provided to the audited Company or its controlled entities the following services that are not disclosed in the annual financial statements or in the management report:

•	project-based audit of the project for implementing SAP,
•	issuance of comfort letters and other related assurance services,
99

•	audit related to the utilisation of credit claims as eligible collateral in the Eurosystem (MACCs),
•	confirmation of the questionnaire for contributions to the deposit guarantee fund of the Association of German Public Banks (Bundesverband Öffentlicher Banken Deutschlands e. V.),
•	training courses for committee members and executive employees, and
•	voluntary audit of subsidiaries as well as audit of annual accounts of the Federal Republic’s Special Purpose Fund which is administered by Rentenbank.

Other Matter – Use of the Auditor’ Report

Our auditor’s report must always be read together with the audited annual financial statements and the audited management report as well as with the audited ESEF documents. The annual financial statements and the management report converted into the ESEF format – including the versions to be published in the Federal Gazette – are merely electronic reproductions of the audited annual financial statements and the audited management report and do not take their place. In particular, the ESEF report and our audit opinion contained therein are to be used solely together with the audited ESEF documents made available in electronic form.

GERMAN PUBLIC AUDITOR RESPONSIBLE FOR THE ENGAGEMENT

The German Public Auditor responsible for the engagement is Stephanie Fischer.

Frankfurt am Main/Germany, March 4, 2022

Deloitte GmbH
Wirtschaftsprüfungsgesellschaft

Signed:	Christian Schweitzer Wirtschaftsprüfer (German Public Auditor)	Signed:	Stephanie Fischer Wirtschaftsprüferin (German Public Auditor)

100

Report of the Supervisory Board

The Supervisory Board and its committees performed the duties delegated to them in accordance with Rentenbank’s Governing Law, its statutes and corporate governance principles, and advised and supervised the Management Board on its orderly conduct of business throughout the fiscal year.

The annual financial statements as well as the management report were prepared by the Management Board in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) to December 31, 2021 and were audited by the auditors Deloitte GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, who issued an unqualified audit opinion. The findings of the audit were noted with approval by the Supervisory Board.

The Supervisory Board reviewed the annual financial statements, including the management report and the 2021 annual report on Landwirtschaftliche Rentenbank. The Supervisory Board adopts the Bank’s annual financial statements including the management report for the 2021 fiscal year.

Of the net income of EUR 34,500,00 reported in the income statement, EUR 17,250,000 is being allocated to the principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law.

With respect to the remaining distributable profit of EUR 17,250,000 the Supervisory Board resolved to allocate EUR 8,625,000 to the German Federal Government’s Special Purpose Fund and EUR 8,625,000 to the Promotional Fund.

The Supervisory Board is satisfied that the Management and Supervisory Boards have complied with the German Public Corporate Governance Code (PCGK) as amended on 16 September 2020. It will continually monitor compliance with and the implementation of the Code. The Supervisory Board approves the Corporate Governance Report, including the Declaration of Conformity.

March 24, 2022, Frankfurt am Main

THE SUPERVISORY BOARD
OF LANDWIRTSCHAFTLICHE RENTENBANK

Chairman
/s/ Joachim Rukwied

101

SUPPLEMENTARY INFORMATION ON FUNDED DEBT(1)

The following table sets forth information concerning Rentenbank’s outstanding bonds and notes as of December 31, 2021, with an initial maturity of more than one year and issued in the capital markets.

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)
Euro
DE0002942448	zero	0.00	2049	506,000.00	506,000.00
XF0029115338	floating	0.00	2027	19,290,123.46	19,290,123.46
XF0029211947	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211954	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211970	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211988	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029212598	fixed	4.16	2024	2,000,000.00	2,000,000.00
XF0029212804	fixed	0.38	2026	30,000,000.00	30,000,000.00
XF0029212812	fixed	0.24	2025	10,000,000.00	10,000,000.00
XF0029212820	fixed	0.25	2025	10,000,000.00	10,000,000.00
XF0029500422	fixed	0.40	2023	400,000,000.00	400,000,000.00
XF0029500430	fixed	0.16	2025	500,000,000.00	500,000,000.00
XF0029600024	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600032	fixed	4.48	2024	20,000,000.00	20,000,000.00
XF0029600040	fixed	4.51	2028	20,000,000.00	20,000,000.00
XF0029600057	fixed	4.58	2024	20,000,000.00	20,000,000.00
XF0029600065	fixed	4.49	2028	20,000,000.00	20,000,000.00
XF0029600073	fixed	4.53	2024	40,000,000.00	40,000,000.00
XF0029600081	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600099	fixed	4.55	2024	10,000,000.00	10,000,000.00
XF0029600107	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600115	fixed	4.47	2028	40,000,000.00	40,000,000.00
XF0029600123	fixed	4.53	2023	20,300,000.00	20,300,000.00
XF0029600149	fixed	4.41	2028	43,000,000.00	43,000,000.00
XF0029600156	fixed	4.51	2024	55,700,000.00	55,700,000.00
XF0029600172	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600180	fixed	4.38	2023	30,000,000.00	30,000,000.00
XF0029600198	fixed	4.23	2025	26,000,000.00	26,000,000.00
XF0029600206	fixed	4.24	2024	10,000,000.00	10,000,000.00
XF0029600222	fixed	4.00	2023	55,000,000.00	55,000,000.00
XF0029600248	fixed	3.91	2028	50,000,000.00	50,000,000.00
XF0029600263	fixed	4.04	2023	12,000,000.00	12,000,000.00
XF0029600289	fixed	4.10	2023	5,000,000.00	5,000,000.00
XF0029600297	fixed	4.05	2023	41,500,000.00	41,500,000.00
XF0029600321	fixed	4.19	2023	10,000,000.00	10,000,000.00
XF0029600362	fixed	4.27	2023	5,000,000.00	5,000,000.00
XF0029600370	fixed	4.00	2027	65,000,000.00	65,000,000.00
XF0029600396	fixed	4.23	2025	17,000,000.00	17,000,000.00
XF0029600404	fixed	4.23	2025	35,000,000.00	35,000,000.00
XF0029600412	fixed	4.20	2025	55,250,000.00	55,250,000.00
XF0029600446	fixed	4.20	2024	20,000,000.00	20,000,000.00
XF0029600461	fixed	4.32	2028	5,000,000.00	5,000,000.00
XF0029600495	fixed	4.33	2025	5,000,000.00	5,000,000.00
XF0029600636	fixed	4.13	2022	20,000,000.00	20,000,000.00
XF0029600719	fixed	4.37	2024	10,000,000.00	10,000,000.00
XF0029600743	zero	0.00	2029	47,774,800.48	47,774,800.48
XF0029600818	zero	0.00	2026	81,693,092.79	81,693,092.79
XF0029600834	fixed	4.15	2026	5,000,000.00	5,000,000.00
XF0029600875	zero	0.00	2027	44,017,659.48	44,017,659.48
XF0029600917	zero	0.00	2041	75,771,322.69	75,771,322.69
XF0029600925	fixed	3.91	2026	25,000,000.00	25,000,000.00
XF0029600990	fixed	2.07	2024	50,000,000.00	50,000,000.00
XF0029601006	fixed	2.02	2024	100,000,000.00	100,000,000.00
XF0029601014	fixed	2.00	2025	50,000,000.00	50,000,000.00
XF0029601022	fixed	2.05	2026	50,000,000.00	50,000,000.00
102

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)
XF0029601030	fixed	1.20	2035	48,000,000.00	48,000,000.00
XF0029601048	zero	0.00	2035	42,000,000.00	42,000,000.00
XF0029601071	zero	0.00	2036	67,374,829.97	67,374,829.97
XF0029601097	zero	0.00	2036	65,995,895.49	65,995,895.49
XF0029601105	zero	0.00	2036	65,638,543.30	65,638,543.30
XF0029601113	zero	0.00	2036	31,893,025.25	31,893,025.25
XF0029601121	zero	0.00	2036	31,735,859.00	31,735,859.00
XF0029601139	zero	0.00	2036	30,504,751.00	30,504,751.00
XF0029601147	fixed	0.31	2031	15,000,000.00	15,000,000.00
XF0029601154	zero	0.00	2046	44,000,000.00	44,000,000.00
XF0029601162	zero	0.00	2036	33,538,928.25	33,538,928.25
XF0029601170	zero	0.00	2046	84,887,433.00	84,887,433.00
XF0029601188	zero	0.00	2046	84,737,436.10	84,737,436.10
XF0029601204	zero	0.00	2047	145,207,565.76	145,207,565.76
XF0029601212	zero	0.00	2047	10,890,567.42	10,890,567.42
XF0029601220	zero	0.00	2047	18,247,278.60	18,247,278.60
XF0029601238	zero	0.00	2051	14,053,790.63	14,053,790.63
XS1055718875	fixed	1.79	2024	15,000,000.00	15,000,000.00
XS1069776232	fixed	1.25	2022	1,550,000,000.00	1,550,000,000.00
XS1192872866	fixed	0.63	2030	2,110,000,000.00	2,110,000,000.00
XS1290114757	zero	0.00	2035	34,800,000.00	34,800,000.00
XS1324535514	fixed	0.25	2022	1,500,000,000.00	1,500,000,000.00
XS1342915326	fixed	0.22	2023	200,000,000.00	200,000,000.00
XS1347758663	fixed	0.38	2024	2,050,000,000.00	2,050,000,000.00
XS1379610675	fixed	0.38	2026	2,500,000,000.00	2,500,000,000.00
XS1386405150	fixed	0.60	2031	20,000,000.00	20,000,000.00
XS1511781897	fixed	0.63	2036	1,550,000,000.00	1,550,000,000.00
XS1548516316	fixed	0.17	2024	100,000,000.00	100,000,000.00
XS1564325550	fixed	0.25	2024	2,200,000,000.00	2,200,000,000.00
XS1573223622	zero	0.00	2047	106,000,000.00	106,000,000.00
XS1599274401	fixed	0.12	2024	100,000,000.00	100,000,000.00
XS1615677280	fixed	0.63	2027	2,025,000,000.00	2,025,000,000.00
XS1673096829	fixed	0.25	2025	1,850,000,000.00	1,850,000,000.00
XS1701861848	zero	0.00	2047	31,717,479.50	31,717,479.50
XS1787328548	fixed	0.50	2025	1,550,000,000.00	1,550,000,000.00
XS1835983922	fixed	0.05	2023	2,500,000,000.00	2,500,000,000.00
XS1918006641	fixed	0.71	2028	10,000,000.00	10,000,000.00
XS1935141033	fixed	0.40	2029	10,000,000.00	10,000,000.00
XS1951092144	fixed	0.38	2028	1,675,000,000.00	1,675,000,000.00
XS1957349332	fixed	0.50	2029	2,500,000,000.00	2,500,000,000.00
XS2021173922	fixed	0.05	2029	1,300,000,000.00	1,300,000,000.00
XS2084429963	fixed	0.00	2029	1,650,000,000.00	1,650,000,000.00
XS2233120554	fixed	0.00	2027	2,000,000,000.00	2,000,000,000.00
XS2263517364	fixed	0.01	2040	500,000,000.00	500,000,000.00
XS2288920502	fixed	0.00	2028	1,050,000,000.00	1,050,000,000.00
XS2320764702	zero	0.00	2051	41,174,562.00	41,174,562.00
XS2334867871	zero	0.00	2051	54,074,328.00	54,074,328.00
XS2359292955	fixed	0.00	2031	1,000,000,000.00	1,000,000,000.00
XS2367892093	fixed	0.40	2036	10,000,000.00	10,000,000.00
XS2386139732	fixed	0.00	2028	500,000,000.00	500,000,000.00
XS2390861362	fixed	0.00	2026	1,500,000,000.00	1,500,000,000.00
XS2392952235	fixed	0.21	2033	12,000,000.00	12,000,000.00
XS2405489092	fixed	0.05	2031	500,000,000.00	500,000,000.00
Euro Total:	108			39,515,275,272.17	39,515,275,272.17
103

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)
Australian Dollar
AU3CB0192276	fixed	5.50	2022	1,050,000,000.00	672,430,355.43
AU3CB0204543	fixed	4.25	2023	1,925,000,000.00	1,232,788,984.95
AU3CB0214211	fixed	4.75	2024	1,475,000,000.00	944,604,546.91
AU3CB0220598	fixed	4.75	2026	780,000,000.00	499,519,692.60
AU3CB0222362	fixed	4.25	2025	1,570,000,000.00	1,005,443,483.83
AU3CB0227841	fixed	2.70	2022	1,225,000,000.00	784,502,081.33
AU3CB0239796	fixed	2.60	2027	675,000,000.00	432,276,657.06
AU3CB0246999	fixed	3.25	2028	955,000,000.00	611,591,418.51
AU3CB0247062	fixed	3.40	2032	100,000,000.00	64,040,986.23
AU3CB0254001	fixed	3.20	2029	450,000,000.00	288,184,438.04
AU3CB0265411	fixed	1.90	2030	100,000,000.00	64,040,986.23
AU3CB0283190	fixed	0.40	2024	500,000,000.00	320,204,931.16
XS0956359383	fixed	4.88	2023	50,000,000.00	32,020,493.12
Australian Dollar Total:	13			10,855,000,000.00	6,951,649,055.40
Candian Dollar
US515110CB82	fixed	1.00	2024	500,000,000.00	347,391,092.89
CAD Total:	1			500,000,000.00	347,391,092.89
Swiss Franc
CH0049932863	fixed	2.83	2024	50,000,000.00	48,398,025.36
Swiss Franc Total:	1			50,000,000.00	48,398,025.36
British Pound Sterling
XS1550212416	fixed	1.13	2023	1,350,000,000.00	1,606,607,321.37
XS1872363558	fixed	1.38	2025	850,000,000.00	1,011,567,572.71
XS1944468617	fixed	1.38	2024	250,000,000.00	297,519,874.33
XS2035406987	fixed	0.88	2026	850,000,000.00	1,011,567,572.71
XS2063283712	fixed	0.63	2022	300,000,000.00	357,023,849.19
British Pound Sterling Total:	5			3,600,000,000.00	4,284,286,190.32
Japanese Yen
XS0064185035	floating	0.00	2026	10,000,000,000.00	76,698,880.20
XS0065054149	floating	0.00	2025	3,000,000,000.00	23,009,664.06
XS0075146208	floating	0.00	2022	5,000,000,000.00	38,349,440.10
XS0080533598	floating	0.00	2022	5,000,000,000.00	38,349,440.10
XS0141839141	fixed	2.60	2022	2,500,000,000.00	19,174,720.05
XS0158467554	floating	0.00	2022	2,000,000,000.00	15,339,776.04
Japanese Yen Total:	5			27,500,000,000.00	210,921,920.54
Mexican Peso
XS1721762240	fixed	7.46	2027	230,000,000.00	9,937,866.73
Mexican Peso Total:	1			230,000,000.00	9,937,866.73
Norwegian Kroner
XS1560721927	floating	2.04	2022	500,000,000.00	50,056,062.79
XS1940127217	fixed	1.38	2022	1,000,000,000.00	100,112,125.58
XS2051677909	fixed	1.25	2023	1,000,000,000.00	100,112,125.58
XS2100782155	fixed	1.75	2025	2,000,000,000.00	200,224,251.16
XS2178489899	fixed	0.33	2025	1,000,000,000.00	100,112,125.58
XS2320031383	fixed	1.25	2026	1,000,000,000.00	100,112,125.58
Norwegian Kroner Total:	6			6,500,000,000.00	650,728,816.27
New Zealand Dollar
NZLRBDT009C1	fixed	5.38	2024	1,000,000,000.00	603,172,688.34
NZLRBDT012C5	fixed	3.63	2022	150,000,000.00	90,475,903.25
NZLRBDT013C3	fixed	3.00	2023	250,000,000.00	150,793,172.09
NZLRBDT014C1	fixed	0.75	2025	300,000,000.00	180,951,806.50
XF0029212796	fixed	4.11	2023	21,000,000.00	12,666,626.46
XS1557161269	fixed	4.32	2032	15,000,000.00	9,047,590.33
XS1839905608	fixed	3.62	2028	40,000,000.00	24,126,907.53
New Zealand Dollar Total:	7			1,776,000,000.00	1,071,234,694.49
104

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)
Swedish Krona
XS1690650392	fixed	1.46	2027	2,780,000,000.00	271,211,574.30
XS1739553755	fixed	1.22	2027	150,000,000.00	14,633,718.04
XS1784133099	fixed	1.42	2028	187,000,000.00	18,243,368.49
XS1811361978	fixed	1.24	2028	150,000,000.00	14,633,718.04
XS1908251322	fixed	1.23	2028	3,650,000,000.00	356,087,138.91
XS1910862108	fixed	1.24	2028	1,600,000,000.00	156,092,992.40
XS1981094102	fixed	0.63	2026	2,000,000,000.00	195,116,240.50
XS2157185146	fixed	0.18	2022	1,000,000,000.00	97,558,120.25
XS2238022060	fixed	0.20	2027	1,000,000,000.00	97,558,120.25
XS2386638220	fixed	0.50	2028	1,500,000,000.00	146,337,180.38
Swedish Krona Total:	10			14,017,000,000.00	1,367,472,171.55
Singapore Dollar
XS1599444418	fixed	1.72	2022	500,000,000.00	327,246,547.55
Singapore Dollar Total:	1			500,000,000.00	327,246,547.55
Turkish Lira
XS1069567151	fixed	9.50	2022	165,000,000.00	10,831,391.34
Turkish Lira Total:	1			165,000,000.00	10,831,391.34
United States Dollar
US515110BN30	fixed	2.00	2025	2,000,000,000.00	1,765,848,490.20
US515110BP87	fixed	2.38	2025	1,500,000,000.00	1,324,386,367.65
US515110BR44	fixed	1.75	2026	1,500,000,000.00	1,324,386,367.65
US515110BT00	fixed	2.50	2027	1,250,000,000.00	1,103,655,306.37
US515110BV55	fixed	3.13	2023	1,250,000,000.00	1,103,655,306.37
US515110BX12	fixed	0.50	2025	2,000,000,000.00	1,765,848,490.20
US515110BY94	fixed	0.88	2030	1,500,000,000.00	1,324,386,367.65
US515110CA00	fixed	0.88	2026	1,750,000,000.00	1,545,117,428.92
US51511CAK45	floating	0.16	2022	1,745,000,000.00	1,540,702,807.70
XF0029601196	fixed	3.50	2037	30,000,000.00	26,487,727.35
XS1218982251	fixed	1.88	2023	2,500,000,000.00	2,207,310,612.75
XS1270831420	floating	0.65	2025	30,000,000.00	26,487,727.35
XS1371543742	floating	0.88	2025	40,000,000.00	35,316,969.80
XS1551675488	fixed	2.38	2024	1,800,000,000.00	1,589,263,641.18
XS1691887852	fixed	2.44	2027	50,000,000.00	44,146,212.25
XS2101346208	fixed	1.75	2027	2,500,000,000.00	2,207,310,612.75
XS2307309893	fixed	1.00	2028	650,000,000.00	573,900,759.31
United States Dollar Total:	17			22,095,000,000.00	19,508,211,195.48
South African Rand
XS1069178173	fixed	8.25	2022	1,550,000,000.00	85,813,148.79
South African Rand Total:	1			1,550,000,000.00	85,813,148.79

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2021.
(2)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2021.

105

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 358,000 square kilometers (about 138,000 square miles). According to a first estimate of the Federal Statistical Office, 83.2 million people were living in Germany at the end of 2021, which was roughly the same number as at the end of both 2020 and 2019. In 2021, the population was stagnating due to the increased number of deaths, which clearly exceeded the number of births. The gap between births and deaths, however, was filled by higher net immigration. Based on provisional results for 2021, the Federal Statistical Office estimates that the number of births amounted to between 775,000 and 795,000 (2020: 773,144), the number of deaths to around 1.02 million (2020: 985,572), and net immigration to between 270,000 and 320,000 persons (2020: 220,251). In 2020, approximately 16.9% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Bundesländer mit Hauptstädten nach Fläche, Bevölkerung und Bevölkerungsdichte am 31.12.2020 (September 2021) (https://www.destatis.de/DE/Themen/Laender-Regionen/Regionales/Gemeindeverzeichnis/Administrativ/02-bundeslaender.html); Statistisches Bundesamt, Once again no population growth expected for 2021, press release of January 20, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_027_124.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2022/01/PD22_027_124.html); Statistisches Bundesamt, Daten aus dem Gemeindeverzeichnis, Städte nach Fläche, Bevölkerung und Bevölkerungsdichte am 31.12.2020 (September 2021) (https://www.destatis.de/DE/Themen/Laender-Regionen/Regionales/Gemeindeverzeichnis/Administrativ/05-staedte.html).

G-1

The following table shows selected key demographic figures for the Federal Republic for the years stated.

Population

	2020	2019	2018	2017 (1)	2016 (1)
	(number of persons)
Total population	83,155,031	83,166,711	83,019,213	82,792,351	82,521,653

Age distribution	(percent of total population)
Under 20	18.4	18.4	18.4	18.4	18.4
20-40	24.5	24.6	24.6	24.6	24.5
40-60	28.1	28.4	28.8	29.1	29.4
60-80	21.8	21.7	21.7	21.7	21.6
80 and more	7.1	6.8	6.5	6.2	6.0

Growth rate	(percent change on the previous year)
Total population	0.0	0.2	0.3	0.3	0.4
Under 20	0.0	0.2	0.3	0.2	1.0
20-40	-0.5	0.1	0.5	0.7	0.6
40-60	-1.1	-1.1	-0.8	-0.8	-0.9
60-80	0.5	0.4	0.3	0.5	0.4
80 and more	4.5	5.4	4.6	4.2	4.5

(1)	Due to methodological changes and further technical developments, the results for the 2017 and 2016 reporting years are only comparable with the previous years’ figures to a certain extent. The accuracy of the results for 2016 in particular is limited due to inconsistencies, among other things, in connection with the increased immigration and the resulting problems in the registration of persons seeking protection under reporting law.

Source: Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen (ab 2011) (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html).

Without the surplus resulting from net immigration, the total population would have fallen every year since 1972 because more people died than were born in each year. These developments are expected to continue, together with the continued aging of the population. According to the 14th coordinated population projection of the Federal Statistical Office published in June 2019 and covering the period until 2060, even a rising birth rate and sustained high net immigration can only slow down aging, but not reverse the trend. The number of people of working age between 20 and 66 is expected to decline by 4 to 6 million by 2035, which may result in a downward pressure on Germany’s growth potential in the long term. In its first medium-term population projection published in September 2021, which explicitly takes demographic changes related to the COVID-19 pandemic into account and covers the period until 2035, the Federal Statistical Office materially confirms the expected significant decline in the working-age population and the ongoing trend towards aging. For the total population, however, a wider range of possible future developments is projected. While it is expected to increase until at least 2024, assuming a moderate development in birth rates and life expectancy, the total population is expected to decline from 2040 onwards at the latest, even if net immigration remains permanently high. However, assuming that, in addition to permanently high net immigration, birth rates were to continue to rise, the total population would stabilize after the increase projected until at least 2024. In 2060, Germany is therefore projected to have a total population ranging from 74 to 84 million people, depending on the development of the aforementioned demographic factors.

Sources: Statistisches Bundesamt, Once again no population growth expected for 2021, press release of January 20, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_027_124.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2022/01/PD22_027_124.html); Statistisches Bundesamt, Working-age population expected to decrease by 4 to 6 million by 2035, press release of June 27, 2019 (https://www.destatis.de/EN/Press/2019/06/PE19_242_12411.html); Statistisches Bundesamt, Bevökerungsvorausberechnung, 14. koordinierte Bevölkerungsvorausberechnung – Basis 2018 (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsvorausberechnung/aktualisierung-bevoelkerungsvorausberechnung.html); Statistisches Bundesamt, Number of people aged 67 or over will grow 22% by 2035, press release of September 30, 2021 (https://www.destatis.de/EN/Press/2021/09/PE21_459_12411.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2021/09/PD21_459_12411.html).

G-2

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, the latter consisting of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 26, 2021.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. Upon proposal by the Bundespräsident, the Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are: the Social Democratic Party (SPD); the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU); the Greens (Bündnis 90/Die Grünen); the Free Democratic Party (FDP); the Alternative for Germany (AfD); the Left-Wing Party (Die Linke) and the Südschleswigscher Wählerverband (SSW), which participates in the distribution of seats of the Bundestag as a party representing the Danish minority in Federal State of Schleswig-Holstein, to which the five percent of the votes cast or three direct mandates threshold for participation in the Bundestag does not apply.

Since 1949, the Federal Republic has been governed by nine Chancellors over 20 electoral periods. The most recent general election, held in September 2021, resulted in a coalition between the Social Democratic Party (SPD), the Greens (Bündnis 90/Die Grünen) and the Free Democratic Party (FDP). On December 8, 2021, the Bundestag elected Olaf Scholz (SPD), who served as Finance Minister in the previous Federal Government, Chancellor for the first time.

Sources: The Federal Returning Officer, 2021 Bundestag Election: final result, press release of October 15, 2021 (https://www.bundeswahlleiter.de/info/presse/mitteilungen/bundestagswahl-2021/52_21_endgueltiges-ergebnis.html); Deutscher Bundestag, Election of Members and the allocation of seats, October 18, 2021 (https://www.bundestag.de/en/parliament/elections/arithmetic); The Federal Government, New Federal Government in office, December 8, 2021 (https://www.bundesregierung.de/breg-en/news/federal-chancellor-election-1989862); Bundesregierung, Koalitionsvertrag (https://www.bundesregierung.de/resource/blob/974430/1990812/04221173eef9a6720059cc353d759a2b/2021-12-10-koav2021-data.pdf?download=1).

G-3

The following table shows the results of the five most recent general elections for the Bundestag.

Election Results to the German Bundestag

	2021 Elections		2017 Elections		2013 Elections		2009 Elections		2005 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
SPD	25.7	206	20.5	153	25.7	193	23.0	146	34.2	222
CDU/CSU	24.1	197	33.0	246	41.5	311	33.8	239	35.2	226
Bündnis 90/Die Grünen	14.8	118	8.9	67	8.4	63	10.7	68	8.1	51
FDP	11.5	92	10.7	80	4.8	—	14.6	93	9.8	61
AfD	10.3	83	12.6	94	4.7	—	—	—	—	—
Die Linke.	4.9	39	9.2	69	8.6	64	11.9	76	8.7	54
SSW (1)	0.1	1	—	—	—	—	—	—	—	—
Others	8.6	—	5.0	—	6.2	—	6.0	—	3.9	—

Total		736		709		631		622		614

(1)	SSW (Südschleswigscher Wählerverband), representing the Danish minority in the federal state of Schleswig-Hollstein, is exempt from the five percent of the votes cast or three direct mandates threshold for representation in the Bundestag.

Sources: The Federal Returning Officer, 2021 Bundestag Election: final result, press release of October 15, 2021 (https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2021/52_21_endgueltiges-ergebnis.html); The Federal Returning Officer, Bundestag election 2017 (https://www.bundeswahlleiter.de/en/bundestagswahlen/2017/ergebnisse/bund-99.html), Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank (“EIB”), the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was one of the six founding members of the European Coal and Steel Community in 1951, which later developed into the EU. Since its foundation, the EU has grown considerably. Following the withdrawal of the United Kingdom from the EU on January 31, 2020, 27 countries currently form part of the EU. These include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain and Sweden (together, the “EU Member States”). According to provisional data, the aggregate population of the 27 EU Member States was approximately 447 million as of January 1, 2021. Formal accession negotiations are currently being conducted with Montenegro, Serbia and Turkey. While Turkey is a key strategic partner of the EU on issues including migration, security, counter-terrorism, and the economy, accession negotiations with Turkey have not progressed in recent years. In March 2020, the EU decided to initiate accession negotiations with Albania and North Macedonia but negotiations have not yet commenced. Bosnia and Herzegovina and Kosovo are potential candidates, but both countries still have to address EU-related reforms before the EU can decide to initiate accession negotiations. Following the invasion of Ukraine by the Russian Federation (“Russia”) in February 2022, Ukraine, Georgia and the Republic of Moldova have formally applied for EU membership.

Sources: European Union, The history of the European Union (https://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 1945-1959 (https://europa.eu/european-union/about-eu/history/1945-1959_en); European Union, About the EU (https://europa.eu/european-union/about-eu/countries_en#the-27-member-countries-of-the-eu); Statistical Office of the European Communities, Total population (https://ec.europa.eu/eurostat/databrowser/view/tps00001/default/table?lang=en); European Commission, Enlargement, Countries, Check current status (https://ec.europa.eu/neighbourhood-enlargement/countries/check-current-status_en); European Council, Versailles Declaration, March 11, 2022 (https://www.consilium.europa.eu/media/54773/20220311-versailles-declaration-en.pdf).

Political Integration

The EU is based on treaties that are binding agreements between the EU Member States and have been approved voluntarily and democratically by all EU Member States. The treaties set out the EU’s objectives, the rules governing the EU institutions, the way decisions are taken and the relationship between the EU and the EU Member States. Treaties are amended to make the EU more efficient and transparent, to prepare for the accession of candidate countries as new EU Member States and to introduce new areas of cooperation. Under the treaties, EU institutions can adopt legislation, which, depending on the subject matter, becomes directly applicable law or requires further implementation by the EU Member States.

G-4

The EU’s three main institutions are the Council of the EU (representing the governments of the EU Member States) (the “Council”), the Parliament (elected by and representing the citizens of the EU Member States) and the European Commission (the executive body of the EU). In addition, the European Council, which consists of the heads of state or government of the EU Member States, the European Council President and the President of the European Commission, defines the EU’s overall political direction and priorities. It is not one of the EU’s legislating institutions, but rather sets the EU’s policy agenda, traditionally by adopting conclusions during European Council meetings which identify issues of concern and actions to take.

Article 50 of the Treaty on European Union provides for a mechanism for the voluntary and unilateral withdrawal of a EU Member State from the EU. Pursuant to Article 50, the withdrawal process is initiated by a notification from the EU Member State wishing to withdraw to the European Council. The EU treaties cease to apply to a EU Member State from the later of the date of entry into force of an agreement setting out arrangements for the EU Member State’s withdrawal, or within two years of the notification of the withdrawal. The European Council may, in agreement with the EU Member State concerned, unanimously decide to extend the period beyond two years.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); Europa.eu, Treaties currently in force (https://eur-lex.europa.eu/collection/eu-law/treaties/treaties-force.html); European Council, Council of the European Union, The European Council (https://www.consilium.europa.eu/en/european-council/); Europa.eu, Consolidated versions of the Treaty on European Union, Article 50 (https://eur-lex.europa.eu/eli/treaty/teu_2016/art_50/oj).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its member states. After a long process, a single market that provides for the free movement of goods and services, persons and capital among the EU Member States was established as of January 1, 1993. The integration of the EU Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level-playing field for EU Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one EU Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

EU Budget. The EU’s expenditures are governed by a long-term budget, also referred to as multiannual financial framework (“MFF”). The MFF is meant to ensure that the EU’s expenditures develop in an orderly manner and within the limits of its own resources. It aims to align spending with policy priorities, to increase predictability of EU finances for co-financers and beneficiaries, to ensure EU budgetary discipline and to facilitate the adoption of the annual EU budget. It sets overall spending limits by determining annual maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories and for payment appropriations.

The regulation laying down the MFF of the EU for the years 2021 to 2027 was formally adopted in December 2020. The regulation provides for a long-term EU budget of EUR 1,210.9 billion (in current prices, including the integration of the European Development Fund) in commitment appropriations. Together with the new temporary Next Generation EU recovery instrument (the “EU Recovery Instrument”) of up to EUR 806.9 billion (in current prices), in which is specifically aimed at addressing the socioeconomic consequences of the COVID-19 pandemic, this will allow the EU to provide an unprecedented amount of approximately EUR 2 trillion to support recovery from the COVID-19 pandemic in Europe and further the EU’s long-term priorities across different policy areas with new and reinforced priorities, including green and digital transitions. For more information on the EU’s response to the COVID-19 pandemic, see “—Monetary Integration—EU Response to the COVID-19 Pandemic.” The 2022 EU budget, which was adopted by the Council and the European Parliament in November 2021, amounts to EUR 169.5 billion in commitment appropriations and EUR 170.6 billion in payment appropriations.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); European Banking Authority, Topics, Passporting and supervision of branches (https://eba.europa.eu/regulation-and-policy/passporting-and-supervision-branches);

G-5

European Council, Policies, EU budget (https://www.consilium.europa.eu/en/policies/the-eu-budget/); European Council, Policies, Long-term EU budget 2021-2027 and recovery package (https://www.consilium.europa.eu/en/policies/the-eu-budget/long-term-eu-budget-2021-2027/); European Parliament, EU Budget 2022 approved: investing more for a strong recovery, press release of November 24, 2021 (https://www.europarl.europa.eu/news/en/press-room/20211118IPR17624/eu-budget-2022-approved-investing-more-for-a-strong-recovery); Publications Office of the European Union, The EU’s 2021-2027 long-term budget and NextGenerationEU, Facts and Figures (https://op.europa.eu/en/publication-detail/-/publication/d3e77637-a963-11eb-9585-01aa75ed71a1/language-en); Official Journal of the European Union, DEFINITIVE ADOPTION (EU, Euratom) 2022/182 of the European Union’s general budget for the financial year 2022, February 24, 2022 (https://eur-lex.europa.eu/budget/data/General/2022/en/GenExp.pdf).

Trade. The EU is responsible for trade matters with third-party countries. In the area of trade in goods, the EU has exclusive competence. Furthermore, the EU’s responsibilities also cover trade in services, the commercial aspects of intellectual property (such as patents), public procurement and foreign direct investment, whereas in the case of portfolio investments, investment protection and investment dispute settlement, the competence is shared between the EU and the EU Member States. In particular, the EU is responsible for negotiating and concluding international trade agreements as well as identifying trade barriers and unfair trade practices by trading partners and adopting appropriate countermeasures. Trade agreements are negotiated by the European Commission upon authorization of the Council. Once the European Commission completes negotiations, the Council and the European Parliament examine the final negotiated agreement and decide whether or not to approve it. Trade agreements regulating areas of mixed responsibility between the EU and the EU Member States can only be concluded after ratification by all EU Member States. As part of the EU’s response to Russia’s Invasion of Ukraine the EU has imposed comprehensive economic sanctions, including trade restrictions. For more information on the EU’s response to Russia’s invasion of Ukraine, see “Recent Developments—Federal Republic of Germany—Other Recent Developments—EU Response to Russia’s Invasion of Ukraine.”

Sources: European Commission, Business, Economy, Euro, Trade with non-EU countries, EU trade policy-making (https://ec.europa.eu/trade/policy/policy-making); Federal Ministry for Economic Affairs and Energy, Topics, Trade Policy, European Trade Policy (https://www.bmwi.de/Redaktion/EN/Dossier/trade-policy.html).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating member states on December 31, 1998 and the introduction of the euro as the single European currency in the euro area on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve member states forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia, Latvia and Lithuania subsequently joined the euro area.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “—Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those EU Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Founding agreements, Treaty on European Union – Maastricht Treaty (https://europa.eu/european-union/law/treaties_en); European Central Bank, Economic and Monetary Union (EMU) (https://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Use of the euro (https://www.ecb.europa.eu/euro/intro/html/index.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

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Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the EU Member States established the Stability and Growth Pact (“SGP”) in 1997. Every April, EU Member States are required to lay out their fiscal plans for the year based on economic governance rules set forth in the SGP. Euro Area Member States do this in documents known as “Stability Programs”, while EU Member States whose currency is not the euro submit “Convergence Programs”, which include additional information about monetary policies. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

The preventive arm of the SGP binds EU Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines. In addition, all EU Member States could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. The SGP contains rules for exceptional situations. In particular, in case of an unusual event outside the control of the EU Member State concerned which has a major impact on the financial position of the general government or in periods of severe economic downturn for the euro area or the EU as a whole, upon proposal of the European Commission and endorsement of the Council, EU Member States are allowed to depart from the budgetary requirements that would normally apply provided that this does not endanger fiscal sustainability in the medium-term. When applied in the case of a severe economic downturn for the euro area or the EU as a whole this rule is referred to as the “general escape clause.”

Upon proposal of the European Commission, the “general escape clause” under the SGP was activated in March 2020 as part of the EU’s response to the COVID-19 pandemic. The use of the clause has allowed EU Member States to deal adequately with the effects of the pandemic and has provided them with the required flexibility to take the measures necessary to support their health and civil protection systems and to protect the European economies. The general escape clause continues to apply in 2022. A final decision on the possible deactivation of the clause for 2023 has not yet been taken. In light of the high uncertainty and downside risks to economic activity from Russia’s invasion of Ukraine, the European Commission has announced a reassessment based on its spring forecast, which is expected in May. See also “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt.” For more information on the EU’s response to the COVID-19 pandemic, see “—EU Response to the COVID-19 Pandemic.” For more information on the EU’s response to Russia’s invasion of Ukraine, see “Recent Developments—Federal Republic of Germany—Other Recent Developments—EU Response to Russia’s Invasion of Ukraine.”

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance: monitoring, prevention, correction (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/annual-draft-budgetary-plans-dbps-euro-area-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Stability and convergence programmes (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/stability-and-convergence-programmes_en); European Commission, Vade Mecum on the Stability & Growth Pact 2019 edition, page 25 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip101_en.pdf); Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/23/statement-of-eu-ministers-of-finance-on-the-stability-and-growth-pact-in-light-of-the-covid-19-crisis/); European Commission, Fiscal policy guidance for 2023, Communication from the Commission to the Council of March 2, 2022 (https://ec.europa.eu/info/sites/default/files/economy-finance/com_2022_85_1_en_act_en.pdf).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism for the EU and the EU Member States that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a

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scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to provide preventive recommendations to the respective EU Member State at an early stage. In cases of an EU Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the EU Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime within the corrective arm comprises the option to decide upon financial sanctions for Euro Area Member States, including fines of up to 0.1% of such Euro Area Member State’s GDP, if a Euro Area Member State repeatedly does not comply with its obligations.

In the 2021 surveillance cycle, twelve EU Member States, including Germany, were subject to an in-depth review in the context of the MIP. Of these twelve EU Member States, nine were found to be experiencing macroeconomic imbalances and three excessive imbalances. According to the European Commission’s assessment, Germany is experiencing macroeconomic imbalances and a further in-depth review is warranted in 2022 (see “—The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”).

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure, Dealing with macroeconomic imbalances (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/macroeconomic-imbalance-procedure/dealing-macroeconomic-imbalances_en); European Commission, European Commission, Alert Mechanism Report 2022, (https://ec.europa.eu/info/sites/default/files/economy-finance/2022_european_semester_alert_mechanism_report.pdf).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating EU Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other participating EU Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of such participating EU Member State’s GDP (or of 1% of GDP, if their debt-to-GDP ratio is well below 60%). In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances. These budget rules were to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (https://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=T&contentId=653696#panel-653696); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (https://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

Financial Assistance in the EU

EU countries experiencing or threatened by financing difficulties can request access to several financial assistance mechanisms. The main ones are described below.

Temporary Financial Stability Mechanism. In May 2010, the EU and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM the European Commission is allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. The EFSF was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs. As of December 2021, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 173 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 307 billion. The Federal Republic has committed guarantees of approximately EUR 89 billion to the EFSF as of December 31, 2021, in accordance with its share in the paid-up capital of the ECB at that time, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and

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fiscal policy coordination, EU financial assistance, Loan programmes, European Financial Stabilisation Mechanism (EFSM) (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-financial-stabilisation-mechanism-efsm_en#support); European Stability Mechanism, Publications, Investor Presentation (https://www.esm.europa.eu/system/files/document/2022-01/20220126_EFSF_ESM_InvestorPresentation.pdf).

European Stability Mechanism. Since October 2012, the European Stability Mechanism (“ESM”), which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance, subject to certain conditions, to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributed approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Euro Area Member State to the chairperson of the ESM’s board of governors and is provided subject to strict conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Euro Area Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Euro Area Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of January 2022, the ESM had loans in an aggregate amount of approximately EUR 90 billion outstanding to Spain, Cyprus and Greece.

Sources: European Stability Mechanism, History (https://www.esm.europa.eu/about-us/history); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Stability Mechanism, How we decide (https://www.esm.europa.eu/esm-governance#anc_shareholders); European Stability Mechanism, How we work (https://www.esm.europa.eu/about-us/how-we-work#overview); European Stability Mechanism, Financial Assistance, Lending toolkit (https://www.esm.europa.eu/financial-assistance/lending-toolkit#headline-lending__toolkit); European Stability Mechanism, Explainers, The ESM, ESM decision making (https://www.esm.europa.eu/explainers); European Stability Mechanism, Publications, Investor Presentation (https://www.esm.europa.eu/system/files/document/2022-01/20220126_EFSF_ESM_InvestorPresentation.pdf).

On January 27 and February 8, 2021, the Euro Area Member States signed an agreement amending the treaty establishing the ESM. The reform establishes a common backstop to the Single Resolution Fund (“SRF”) in the form of a credit line from the ESM to replace the direct recapitalization instrument for financial institutions, providing a financial safety net for bank resolutions in the European banking union (the “Banking Union”), which will help to protect financial stability (see “—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union” for more information on the Banking Union and the SRF). The maximum amount of ESM loans to the SRF is set at EUR 68 billion. The credit line may only be used as a last resort and to the extent that it is fiscally neutral in the medium term, i.e., it is repaid through ex-post contributions by banks over a period of three to five years. Moreover, the revised ESM Treaty envisages the introduction of single-limb collective action clauses for bonds with maturities of more than a year issued by governments of Euro Area Member States, which, if required, would facilitate orderly and predictable sovereign debt restructuring by allowing certain cross-series modifications to the terms of bonds provided the issuer consents and there is an affirmative vote or written resolution of the holders of not less than 66⅔% of the aggregate principal amount of the outstanding debt securities of all relevant series (taken in the aggregate). Furthermore, the reformed ESM Treaty enables the ESM to have a stronger role in future economic adjustment programs and crisis prevention. The reform clarified

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that ESM precautionary instruments provide support to Euro Area Member States with sound fundamentals that could be affected by an adverse shock beyond their control in order to safeguard the financial stability of the euro area as a whole. The eligibility criteria for granting a precautionary credit line were tightened accordingly. If a Euro Area Member State meets certain quantitative benchmarks and complies with qualitative conditions related to EU surveillance, it is eligible to request a precautionary credit line based on a letter of understanding. Access to the credit line shall be discontinued however, if the Beneficiary Member State (“BMS”) no longer respects the eligibility criteria. If the non-compliant BMS has drawn funds from the credit line, an additional margin will be imposed. The reformed ESM Treaty will come into force once it has been ratified by the parliaments of all Euro Area Member States. The ratification has been challenged before the German Federal Constitutional Court (Bundesverfassungsgericht). A decision of the court is expected in the second quarter of 2022.

For information on the role of the ESM in connection with the EU’s response to the COVID-19 pandemic, see “—General—Monetary Integration—EU Response to the COVID-19 Pandemic—Safety Nets for Workers, Businesses and Sovereigns.”

Sources: ESM, ESM Reform (https://www.esm.europa.eu/about-esm/esm-reform); ESM, ESM Treaty Reform - Explainer (https://www.esm.europa.eu/about-esm/esm-treaty-reform-explainer#ui-id-5); European Union, Economic and Financial Committee, Collective Action Clauses in the Euro area, “Single-limb” CAC (the “2022 CAC”) (https://europa.eu/efc/efc-sub-committee-eu-sovereign-debt-markets/collective-action-clauses-euro-area_de); Terms of Reference of the 2022 CAC (https://europa.eu/efc/system/files/2021-04/EA%20Model%20CAC%20-%20Draft%20Terms%20of%20Reference.pdf); Council of the European Union, Infographic - Reform of the European Stability Mechanism (ESM) (https://www.consilium.europa.eu/en/infographics/reform-of-the-european-stability-mechanism-esm/).

EU Response to the COVID-19 Pandemic

In reaction to the COVID-19 pandemic, the EU has taken numerous measures to support the EU Member States, focusing not only on reducing its detrimental economic impacts and supporting jobs through extensive economic measures also aimed at post-pandemic recovery, but also by developing an EU vaccination strategy, coordinating emergency resources, national measures and travel restrictions, and making testing and quarantine recommendations. For information on the measures taken by the ECB in response to the COVID-19 pandemic, see “—Monetary and Financial System—Monetary Policy—Monetary Policy Response to the COVID-19 Pandemic.” For recent developments related to the epidemiological situation, see “Recent Developments—Federal Republic of Germany—Other Recent Developments—General Considerations Relating to the COVID-19 Pandemic.”

Measures to increase EU Member States’ flexibility. In order to provide EU Member States with the maximum flexibility to extend the necessary financial support to their populations and companies in connection with the COVID-19 pandemic, including by incurring further indebtedness, in March 2020, the EU activated the general escape clause under the SGP as discussed under “—EU Economic Governance—Stability and Growth Pact” and “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt.” In addition, since EU Member States may generally grant state aid only within the narrow framework of EU state aid regulations and procedures, the European Commission adopted a temporary framework for state aid measures to support the economy in connection with the COVID-19 pandemic (the “Temporary Framework”) in March 2020, permitting EU Member States to provide certain types of direct support to companies and small enterprises affected by the COVID-19 pandemic subject to less stringent conditions than would normally apply. The types of aid covered by the Temporary Framework include direct grants (or tax advantages), subsidized state guarantees on bank loans, public and private loans with subsidized interest rates, the use of banks’ existing lending capacities as a channel for support for businesses (in particular to SMEs), additional flexibility to enable short-term export credit insurance to be provided by governments where needed as well as aid in the form of equity and hybrid capital instruments. The aim of these measures is to ensure that businesses retain the means to keep operating, or to temporarily freeze activity without impairing long-term growth prospects. Currently, the Temporary Framework, which has been amended and extended several times, has been prolonged until June 30, 2022. With respect to state aid rules and regulations, the Temporary Framework provides the basis for a number of German governmental support measures at federal and regional (Länder) level in connection with the COVID-19 pandemic, including for example the bridging support measures and various KfW loans.

Safety Nets for Workers, Businesses and Sovereigns. On April 9, 2020, finance ministers of the Euro Area Member States, referred to as the “Eurogroup”, adopted a comprehensive economic policy response to the COVID-19 pandemic, which included three important safety nets for workers, businesses and sovereigns, amounting to a combined package up to EUR 540 billion. The safety net for workers is represented by the

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European instrument for temporary Support to mitigate Unemployment Risks in an Emergency (“SURE”), which was implemented by the Council of the EU in May 2020. Until the end of 2022, SURE provides for financial assistance of up to EUR 100 billion in the form of loans from the EU, underpinned by a system of voluntary guarantees by EU Member States, to affected EU Member States. SURE seeks to address sudden increases in public expenditure for the preservation of employment, such as short-time work schemes and other similar measures put in place in response to the COVID-19 pandemic, in particular for self-employed persons. As of the end of March 2022, loans in a total amount of EUR 94.4 billion had been approved and loans in a total amount of EUR 91.8 billion had been disbursed under SURE. To finance SURE, the European Commission has been issuing social bonds since October 2020, with an aggregate amount of EUR 91.8 billion issued as of March 23, 2022.

The EIB is offering a safety net for businesses by providing liquidity support to help hard-hit small and medium-sized enterprises throughout the EU with an emergency support package for investments of up to EUR 200 billion, based on a pan-European guarantee fund of EUR 25 billion. The ESM represents the safety net for sovereigns by providing a credit line to Euro Area Member States referred to as Pandemic Crisis Support (“PCS”). Under the PCS, which came into operation in mid-May 2020, an aggregate amount of up to EUR 240 billion could be made available to Euro Area Member States. Preliminary assessments by the European Commission, regarding financial stability risks, bank solvency, debt sustainability, and on the eligibility criteria for accessing the PCS have confirmed that all Euro Area Member States are eligible to receive support. To date, there have been no requests for support. The credit line will be available until the end of 2022. This period could be adjusted if required, depending on the further development of the COVID-19 pandemic.

EU Recovery Instrument. To help repair the economic and social damage caused by the COVID-19 pandemic, in December 2020, the EU adopted legislative acts regarding a recovery instrument to mitigate the impact of the COVID-19 pandemic and lay the foundations for a modern and more sustainable Europe that is better prepared for the challenges and opportunities of the green and digital transitions. The EU’s long-term budget, the MFF, and the EU Recovery Instrument with an amount of up to EUR 807 billion (in current prices), also referred to as “Next Generation EU,” together are designed to boost recovery in a total amount of approximately EUR 2 trillion (in current prices). For additional information on the MFF, see also “—General—The European Union and European Integration—Economic Integration—EU Budget.” The most important component of the EU Recovery Instrument is the Recovery and Resilience Facility (“RRF”), with up to EUR 724 billion (in current prices) in loans and grants available to support reforms and investments undertaken by the EU Member States. To access the RRF, EU Member States are required to submit national recovery and resilience plans which are assessed by the European Commission and then are approved by the Council of the EU on a case-by-case basis. After a prefinancing of 13% of the total support available to the relevant EU Member State, an EU Member State may request further disbursements up to twice a year upon reaching certain agreed milestones and targets. As of December 31, 2021, the European Commission had disbursed EUR 64.3 billion to 20 Member States under the RRF, thereof EUR 46.4 billion in the form of grants and EUR 18.0 billion in the form of loans. The balance of the funds under the EU Recovery Instrument are being employed through existing EU instruments and assistance programs.

To implement the EU Recovery Instrument, the EU’s Own Resources Decision, which defines how the EU budget is financed and which was adopted by the Council on December 14, 2020 pursuant to the special legislative procedure applicable thereto, was ratified by all EU Member States in accordance with their own constitutional requirements. Under the Own Resources Decision, the European Commission is authorized, on an exceptional basis, to temporarily borrow up to EUR 806.9 billion (in current prices) on the capital markets for the EU Recovery Instrument to support the recovery from the economic fallout caused by the COVID-19 pandemic. From June to December 2021, the Commission raised EUR 71 billion for Next Generation EU via long-term EU bonds, of which EUR 12 billion were raised through green bonds. In addition, around EUR 20 billion short-term debt in EU bills was outstanding at December 31, 2021. The European Commission has announced plans to issue long-term EU bonds in an amount of EUR 50 billion between January and June 2022, to be complemented by short-term EU bills.

Sources: European Commission, Overview of the Commission’s response, accessed on March 23, 2022 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/overview-commissions-response_en); European Commission, State Aid Cases – State Aid Actions, accessed on March 23, 2022 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/jobs-and-economy-during-coronavirus-pandemic/state-aid-cases_en); Council of the European Union, COVID-19: the EU’s response to the Economic Fallout, accessed on March 23, 2022 (https://www.consilium.europa.eu/en/policies/coronavirus/covid-19-economy/); European Commission, SURE, accessed on March 23, 2021 (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/financial-assistance-eu/funding-mechanisms-and-facilities/sure_en); European Stability Mechanism, ESM Pandemic Crisis Support – Explainer, Timeline and Documents, accessed on March 23, 2022 (https://www.esm.europa.eu/content/europe-response-corona-crisis); European Commission, Recovery Plan for Europe, accessed on March 23, 2022 (https://ec.europa.eu/info/strategy/recovery-plan-europe_en);

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Council of the EU, Multiannual financial framework for 2021-2027 adopted, press release of December 17, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/12/17/multiannual-financial-framework-for-2021-2027-adopted/); European Commission, Recovery and Resilience Facility, accessed on March 23, 2022 (https://ec.europa.eu/info/business-economy-euro/recovery-coronavirus/recovery-and-resilience-facility_en); European Commission, Semi-annual report on the execution of the NextGenerationEU funding operations pursuant to Article 12 of Commission Implementing Decision C(2021)2502 June - December 2021, February 17, 2022 (https://ec.europa.eu/info/sites/default/files/about_the_european_commission/eu_budget/com_2022_43_1_en_act_part1_v6.pdf); Council of the European Union, Green light from all member states for EU recovery spending, press release of May 31, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2021/05/31/green-light-from-all-member-states-for-eu-recovery-spending/).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for EU Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1971 have been recalculated in accordance with BPM6.

Source: Bundesbank, Statistics, Methodological notes (https://www.bundesbank.de/en/statistics/external-sector/balance-of-payments/methodological-notes-794532).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard. By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesbank, Statistics, IMF related Data, SDDS Plus (Special Data Dissemination Standard) (https://www.bundesbank.de/en/statistics/sets-of-indicators/sdds-plus/sdds-plus-795798).

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place.

Key Economic Figures

The German economy is one of the world’s largest economies, with an annual GDP of EUR 3,570.62 billion in 2021. After a COVID-19 pandemic-induced decrease by 4.6% in 2020, the price-adjusted GDP increased by 2.9% in 2021. While the German economy managed to recover from the sharp decline during the first year of the pandemic, economic performance has not yet reached its pre-crisis level again and was still 1.8% lower than in 2019, the year before the start of the COVID-19 pandemic. Compared to the level of 1991, which represents the first full year after German reunification on October 3, 1990, the price-adjusted GDP increased by 43.6%. The growth in GDP since 1991 has been largely driven by productivity gains, as the price-adjusted GDP per employee has risen by 24.3% since 1991. In calculating the price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2021, the GDP per capita at current prices was EUR 42,918 while the GDP per employee at current prices was EUR 79,488.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2021, services accounted for 69.7% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 16.1% in 2021, compared to 16.1% in 1991, and “public services, education, health,” accounting for 19.2% of gross value added in 2021, compared to 15.9% in 1991. The production sector (excluding construction) generated 23.5% of gross value added compared to 30.8% in 1991. Construction contributed 5.9% to gross value added in 2021, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.9% of gross value added in 2021, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 2.2.1.

In 2021, private final consumption expenditure totaled 49.4% of GDP in current prices, gross capital formation amounted to 22.0% and government final consumption expenditure equaled 22.4%. Exports and imports of goods and services accounted for 47.5% and 41.9% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 5.5% of GDP in 2021 (2020: 5.7% of GDP).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 2.3.1.

The economic situation in Germany in 2021 continued to be affected by the COVID-19 pandemic and related containment measures as well as by disruptions to global supply chains. Nevertheless, over the summer of 2021 Germany continued its recovery that had started in the third quarter of 2020. However, this development was slowed down again in the last quarter of 2021 by another wave of infections, which in particular restricted certain areas of the services sector. Overall, the annual price-adjusted GDP in 2021 was 2.9% higher than in 2020. The GDP adjusted for both price and calendar effects also increased by 2.9%. Household final consumption expenditure increased by a price-adjusted 0.1% year on year. Exports increased by 9.9%, while imports rose by 9.3%, all on a price-adjusted basis. The growth contribution of net exports was 0.8%. Gross fixed capital formation increased by 1.5%, in price-adjusted terms. Government final consumption expenditure increased by 3.1% on a price-adjusted basis.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Tables 2.1.1 and 2.3.2.

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The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) decreased from 5.9% in 2020 to 5.7% in 2021. Based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 3.6% in 2020 to 3.3% in 2021. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) increased to 3.1% in 2021, compared to 0.5% in 2020. Excluding energy prices, annual Inflation was at 2.3% in 2021. General government gross debt stood at EUR 2,475.8 billion at year-end 2021, compared to EUR 2,314.1 billion at year-end 2020.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2021, Table 6.1 (https://www.arbeitsagentur.de/datei/arbeitsmarktbericht-februar-2021-_ba146877.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 2.1.10 and 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2022), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty—Germany—overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9059).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

Key Economic Figures

	2021	2020	2019	2018	2017
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	3,570.6	3,367.6	3,473.4	3,367.9	3,267.2
(change from previous year in %)	6.0	-3.0	3.1	3.1	4.2
GDP - price-adjusted, chain-linked index (2015=100), not adjusted for calendar effects	105.3	102.3	107.2	106.1	105.0
(change from previous year in %)	2.9	-4.6	1.1	1.1	2.7
GDP - price-adjusted, chain-linked index (2015=100), adjusted for calendar effects	105.1	102.1	107.4	106.3	105.1
(change from previous year in %)	2.9	-4.9	1.1	1.1	3.0
Unemployment rate (ILO definition) (in %) (1)	3.3	3.6	3.0	3.2	3.5
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	3.1	0.5	1.4	1.8	1.5
Balance of payments - current account	265.3	238.7	262.9	267.7	255.8
General government gross debt (2)	2,475.8	2,314.1	2,045.7	2,062.6	2,111.4

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2021 (February 2022), Tables 1.1 and 1.11; Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Gesamtindex und 12 Abteilungen, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Verbraucherpreise-12Kategorien.html); Deutsche Bundesbank, Monatsbericht März 2022, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall (https://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published on April 27, 2022, the Federal Government projects German price-adjusted GDP to rise by 2.2% in 2022. The German economy is on an ongoing post-pandemic recovery trajectory, while Russia’s invasion of Ukraine is causing additional supply chain disruptions and a sharp rise in energy prices, which weigh on economic output. In the second half of 2022, economic activity is expected to pick up again and the recovery is expected to continue in 2023 with a real GDP growth rate of 2.5%.

Since Russia’s invasion of Ukraine began on February 24, 2022, prices on the energy markets have risen sharply. Against this background, the inflation rate is projected to be 6.1% in 2022. The Federal Government expects the inflation rate to drop to 2.8% in 2023. Despite high inflation, private consumption is expected to recover in real terms with an increase of 3.7% in 2022 due to rising disposable income and the removal of measures to curb the COVID-19 pandemic (2023: +2.3%). Bolstered by a sharp increase in public-sector investment in machinery and equipment, total gross fixed capital formation is expected to grow by 3.4% in 2022 and by 4.6% in 2023. For investment in construction, growth rates of 1.7% in 2022 and 2.2% in 2023

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are expected, encouraged by continuing high demand for housing. Imports are expected to increase significantly by 5.5% in 2022 supported by the resumption of travel and tourism (2023: +5.3%). Once supply bottlenecks in the industry ease, there should also be a significant strengthening of export momentum in the course of 2022 and 2023 in view of full order books (2022: +4.2%, 2023:+5.9%). The current account surplus is expected to decline to 5.7% of GDP in 2022 and to increase to 6.6% in 2023.

The recovery on the labour market is set to continue. The use of short-time work schemes (Kurzarbeit) is expected to decrease markedly in 2022 to an annual average of 0.5 million workers and to return to its pre-crisis level of 0.1 million workers in 2023. Employment already picked up significantly at the beginning of 2022, while a further rise in employment is expected to be slowed down by demographic change. According to the Federal Government’s forecast, employment will rise by 1.0% in 2022 and by 0.3% in 2023. The unemployment rate is expected to decline to the pre-pandemic level of 5.0% (national definition) in 2022 and to maintain this level in 2023.

Source: Bundesministerium für Wirtschaft und Klimaschutz, Frühjahrsprojektion 2022, April 27, 2022 (https://www.bmwk.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-fruehjahr-2022.html).

General Economic Policy

Dealing with the economic consequences of the COVID-19 pandemic continued to be a central challenge for economic policy in 2021. Until spring 2021, economic development was significantly impacted by the COVID-19 pandemic and related containment measures. In the face of shut-downs in several areas of the services sector, the Federal Government provided its citizens and companies with rapid and targeted support. Various support and loan programs have been set up to help companies that have suffered losses as a result of the COVID-19 pandemic. To strengthen liquidity, loans have been granted via the KfW Special Program (KfW-Sonderprogramm). The guarantee programs of the guarantee banks (Bürgschaftsbanken) and the Federal Government’s large-scale guarantee program (Großbürgschaften) were also expanded to facilitate corporate borrowing and to strengthen the equity base of SMEs. With the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds, “WSF”) the Federal Government has created an instrument to counter liquidity bottlenecks and strengthen the capital base of larger companies. Companies and self-employed persons particularly affected by the pandemic were also supported with various grants, in particular the bridging support measures (Überbrückungshilfe). Further measures adopted by the Federal Government to support companies’ liquidity and increase their resilience include the reimbursement of social security contributions for employees on short-time work, and also the temporary option of simplified deferral of taxes and social security contributions. A temporary suspension of the obligation to file for insolvency for companies over-indebted due to the COVID-19 pandemic until the end of April 2021, has given companies time to respond to the crisis and aimed to create a window of opportunity for government relief measures to take effect.

In some cases, the COVID-19 pandemic has led to significant losses in profits and labor income. Among other measures, the Federal Government has temporarily simplified access to basic benefits in order to compensate for these losses. Self-employed persons may also benefit from these measures, provided that their livelihood is not otherwise secured, e.g., through rental income. Furthermore, in order to reduce losses for employees and prevent a massive rise in unemployment, the Federal Government has facilitated the access to short-time work compensation (Kurzarbeitergeld).

The bridging support measures (Überbrückungshilfe), the restart assistance (Neustarthilfe), the assistance in case of hardship (Härtefallhilfen) as well as most of the pandemic related regulations regarding facilitated access to short-time work compensation (Kurzarbeitergeld) were extended until the end of June 2022. The KfW Special Program as well as the WSF and the guarantee programs were open for applications until April 30, 2022. In addition, numerous tax-related COVID 19-measures were extended in favor of companies and taxpayers. These measures include the extension of tax deferrals in a simplified procedure, an extended tax allowance for home office work, extended tax filing deadlines for 2020, 2021 and 2022, extended options to offset losses, the extension of degressive depreciation options for movable fixed assets, extended investment deadlines for tax-deductible investments and tax-free grants for short-time work compensation.

Sources: Bundesministerium der Finanzen, Viertes Gesetz zur Umsetzung steuerlicher Hilfsmaßnahmen zur Bewältigung der Corona-Krise (Viertes Corona-Steuerhilfegesetz) (https://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Gesetzesvorhaben/Abteilungen/Abteilung_IV/20_Legislaturperiode/2022-02-25-Viertes-Corona-Steuerhilfegesetz/0-Gesetz.html); Bundesministerium der Finanzen, BMF-Schreiben vom 31. Januar 2022 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/BMF_Schreiben/Weitere_Steuerthemen/Abgabenordnung/2022-01-31-steuerliche-massnahmen-zur-beruecksichtigung-der-auswirkungen-des-coronavirus.pdf?__blob=publicationFile&v=1).

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In total, the Federal Government has supported companies, the self-employed and employees with more than EUR 170 billion since the start of the COVID-19 pandemic. The support includes grants of around EUR 60 billion, loans of just under EUR 55 billion, expenditure related to short-time work compensation in 2020 and 2021 of around EUR 24.6 billion and expenditure related to the reimbursement of social security contributions to employers of around EUR 17.6 billion.

With the end of the first wave of the COVID-19 pandemic in the spring of 2020, the Federal Government in June 2020 adopted targeted measures to support the subsequent economic recovery, which took the form of an economic stimulus package with a total budget of approximately EUR 180 billion for 2020 and 2021. The top priorities of the stimulus package were to safeguard jobs and stabilize the economy. To this end, the Federal Government employed various instruments to support the financial situation of businesses and private households. In addition, the stimulus package also included measures to strengthen investments in the future with a view to addressing upcoming challenges such as climate change, digitization and demographic change. As part of the stimulus package, the “package for the future”, with a volume of approximately EUR 50 billion, provides financial incentives in the areas of climate protection, energy transition, mobility and digitization, which are expected to present the key challenges in the near future. In addition, the Federal Government is making funds available for greater infrastructure expansion. With the package for the future, the Federal Government is largely building on existing measures and continuing its course of specifically addressing the challenges associated with digitization and climate protection.

As an industrialized nation that is fully integrated in global value chains, Germany has assumed responsibility in protecting the environment. Recognizing climate protection as a fundamental global challenge, at the World Climate Conference in Paris in 2015, 197 states, including Germany, committed to limiting global warming to well below 2°C, preferably to 1.5°C, and to achieving greenhouse gas neutrality worldwide by the second half of the century. At the national level, the Federal Climate Protection Act (Bundes-Klimaschutzgesetz, KSG) sets the central legal framework for climate protection policy in Germany. The KSG amendment in August 2021 in particular takes into account a highly noted decision of the Federal Constitutional Court of March 24, 2021, which clarified the government’s constitutional obligations with respect to addressing climate change, and also serves as the first implementation of the European Union’s new 2030 climate target. The amended KSG prescribes a reduction target for 2030 of at least 65% (previously 55%) compared to 1990 levels, a new interim reduction target of at least 88% for 2040 and the goal of greenhouse gas neutrality by 2045 (previously by 2050); after 2050, negative emissions are to be achieved across all sectors. To this end, the Federal Government has adopted a climate protection program for the period until 2030 (“Climate Protection Program 2030”). The program provides for measures in all sectors and consists of four elements: a more comprehensive pricing of CO2, support programs and further incentives for CO2 savings, relief for citizens and the economy, and regulatory measures that will demonstrate their effectiveness by 2030 at the latest. Under the Climate Protection Program 2030, in 2019, the Federal Government made funds available for climate protection-related measures amounting to approximately EUR 54 billion for the period from 2020 to 2023. The package for the future included in the stimulus package provides for an additional EUR 15 billion for this same purpose. Among others, additional funds have been made available for the implementation of the National Hydrogen Strategy and the amounts available for the CO2 building renovation program were increased. On December 13, 2021, the Federal Government approved the draft of a second supplementary budget for 2021. It re-allocates EUR 60 billion from already budgeted and unused credit appropriations to deal with the consequences of the COVID-19 pandemic to the Energy and Climate Fund. Among others, the funds are intended to support investment in buildings, CO2-neutral mobility, new production facilities in industries with emission-intensive processes and the expansion of infrastructure for CO2-neutral energy supply.

In view of the ambitious climate policy goals and rapid technological changes, the Federal Government intends to improve the framework conditions for private investment and refine them with a view to digitization and sustainability requirements. To this end, the Federal Government is striving to accelerate administrative, planning and approval procedures as well as administrative court proceedings, reduce unnecessary bureaucracy and provide targeted tax policy impetus. Competition law is intended to be further adapted to the requirements of the data and platform economy, while the rules on public procurement are to be optimized and modernized in line with sustainability goals. Furthermore, the German government is pursuing a rules- and values-based foreign trade policy that builds on multilateralism and is based on fair social and ecological criteria to strengthen economic resilience and eliminate protectionism.

The Federal Government aims to drive forward improvements to the digital infrastructure, especially in rural areas, by providing additional funding for broadband expansion, mobile communications on rail networks and a high-performance mobile communications network in unserved areas. In this context, the Federal

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Government is building on its recent policy to achieve nationwide mobile communications coverage and coverage with a gigabit-capable fixed network by 2025. The Federal Government is also promoting the digitization of public administration and private businesses.

The Federal Government believes that social participation and social acceptance are basic prerequisites for successful structural change. In this context, the labor market is key to increasing employment, improving qualifications and ensuring fair pay. In particular, the Federal Government plans to raise the statutory minimum wage EUR 12.00 per hour in a one-off adjustment in October 2022. Subsequently, the independent Minimum Wage Commission will again decide on any further increases. The Federal Government expects to continue to develop its skilled labor strategy and the National Continuing Education Strategy. This involves increasing the labor force participation of women and older workers, giving a new boost to vocational training, continuing education and professional development, increasing labor force immigration and creating more attractive working conditions in areas where there is or is likely to be a shortage of skilled workers. The Federal Government also intends to work with the federal states to significantly increase public spending on education and, while recognizing the states’ sovereignty over education and the arts, is striving for a closer, more targeted and binding cooperation between all federal levels (cooperation requirement).

For further information on the Federal Republic’s fiscal situation and prospects, see “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “—Public Finance—Fiscal Outlook.” For information on government measures to stabilize Germany’s financial system, see “—Monetary and Financial System—Financial System—German Financial System.” For information on government budgets, see “—Public Finance.” For information on current and pending fiscal measures adopted in 2022 to date, including in response to the Russia’s invasion of the Ukraine, see “Recent Developments—Federal Republic of Germany—Other Recent Developments—Germany’s Response to Russia’s Invasion of Ukraine.”

Sources: Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2021 (https://www.bmwk.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2021.pdf?__blob=publicationFile&v=16); Bundesministerium für Wirtschaft und Klima, Jahreswirtschaftsbericht 2022 (https://www.bmwk.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2022.pdf?__blob=publicationFile&v=18); Bundesministerium für Arbeit und Soziales, Mit Kurzarbeit weiter Arbeitsplätze sichern, press release of February 9, 2022 (https://www.bmas.de/DE/Service/Presse/Pressemitteilungen/2022/mit-kurzarbeit-weiter-arbeitsplaetze-sichern.html).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

Structure of GDP – Use

	2021	2020	2019	2018	2017	2021	2020	2019	2018
	(EUR in billions)					(change in %)
Domestic uses	3,373.1	3,174.8	3,277.1	3,160.1	3,035.6	6.2	-3.1	3.7	4.1
Final private consumption	1,763.0	1,708.0	1,802.9	1,752.1	1,702.5	3.2	-5.3	2.9	2.9
Final government consumption	801.3	754.6	705.2	670.4	648.2	6.2	7.0	5.2	3.4
Gross fixed capital formation	783.9	735.9	742.2	709.2	666.9	6.5	-0.9	4.7	6.3
Machinery and equipment	228.2	216.9	241.1	235.5	224.4	5.2	-10.0	2.4	4.9
Construction	414.3	380.1	364.1	345.5	321.7	9.0	4.4	5.4	7.4
Other products	141.5	138.9	137.0	128.2	120.7	1.8	1.4	6.9	6.2
Changes in inventories (1)	24.9	-23.7	26.8	28.5	18.0	—	—	—	—
Net exports (1)	197.5	192.8	196.2	207.7	231.6	—	—	—	—
Exports	1,694.6	1,462.1	1,619.4	1,593.0	1,540.9	15.9	-9.7	1.7	3.4
Imports	1,497.0	1,269.3	1,423.2	1,385.3	1,309.3	17.9	-10.8	2.7	5.8
Gross domestic product	3,570.6	3,367.6	3,473.4	3,367.9	3,267.2	6.0	-3.0	3.1	3.1

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2021 (February 2022), Tables 3.1 and 3.9.

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Structure of GDP – Origin

	2021	2020	2019	2018	2017	2021	2020	2019	2018
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	3,228.9	3,050.3	3,130.7	3,035.2	2,944.1	5.9	-2.6	3.1	3.1
Agriculture, forestry and fishing	28.6	24.8	27.1	23.2	27.8	15.4	-8.5	16.6	-16.6
Production sector (excluding construction)	758.2	715.8	777.6	771.4	759.2	5.9	-7.9	0.8	1.6
Construction	191.9	177.6	160.5	148.2	138.0	8.0	10.7	8.3	7.4
Trade, transport, accommodation and food services	518.4	479.5	501.0	483.1	469.1	8.1	-4.3	3.7	3.0
Information and communication	161.8	153.3	151.7	145.9	135.5	5.5	1.1	4.0	7.7
Financial and insurance services	122.1	122.8	121.4	118.4	118.4	0.3	0.3	2.6	0.0
Real estate activities	346.3	336.7	329.2	320.5	313.2	2.8	2.3	2.7	2.3
Business services	366.8	337.1	358.5	353.6	336.8	8.8	-6.0	1.4	5.0
Public services, education, health	620.2	592.5	583.4	555.2	534.0	4.7	1.6	5.1	4.0
Other services	114.6	111.0	120.3	115.6	112.0	3.2	-7.7	4.1	3.2
Taxes on products offset against subsidies on products	341.7	317.2	342.7	332.7	323.1	7.7	-7.4	3.0	3.0
Gross domestic product	3,570.6	3,367.6	3,473.1	3,367.9	3,267.2	6.0	-3.0	3.1	3.1

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2021 (February 2022), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the territory of the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises, and is almost entirely privately owned. Measured by its share in value added, approximately 59% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2021, the production sector’s aggregate contribution to gross value added at current prices was 23.5% (excluding construction) and 29.4% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 4.1% year-on-year in 2021.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (March 2022), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Tables 2.2.1 and 2.2.2.

Output in the Production Sector (1)

(2015 = 100)

	2021	2020	2019	2018
Production sector, total	97.0	94.1	102.5	105.8
Industry (2)	94.8	91.0	101.6	106.0
of which:
Intermediate goods (3)	102.2	94.9	101.8	105.5
Capital goods (4)	87.2	85.7	101.4	106.0
Durable goods (5)	103.7	97.6	106.2	106.2
Nondurable goods (6)	99.0	97.2	101.0	106.9
Energy (7)	86.9	84.4	90.4	97.4
Construction (8)	114.2	116.1	112.8	109.1

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2022, Table XI.2.

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Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2021, the services sector’s aggregate contribution to gross value added at current prices was 69.7%, compared to only 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 19.2% in 2021 after 15.9% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 2.2.1.

Employment and Labor

As economic output increased in 2021, labor market conditions improved. In 2021, the average unemployment rate according to the national definition was 5.7%, compared to 5.9% in 2020. Under the ILO definition, the average unemployment rate was 3.3% in 2021 compared to 3.6% in 2020. The number of persons resident in Germany who were either employed or self-employed in 2021 was 44.8 million, approximately unchanged compared to 2020.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2022, Table 6.1 (https://www.arbeitsagentur.de/datei/arbeitsmarktbericht-februar-2022_ba147381.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 2.1.13.

The following table presents data with respect to employment and unemployment for each of the years indicated. The ILO definition and the national definition of unemployment differ in various ways. Further, the national definition of unemployment is applied to administrative data whereas unemployment according to the ILO is measured using surveys.

Employment and Unemployment

	2021	2020	2019	2018	2017
Employed (in thousands)–ILO definition	44,804	44,803	45,125	44,719	44,131
Unemployed (in thousands)–ILO definition (1)	1,506	1,664	1,374	1,468	1,621
Unemployment rate (in %)–ILO definition	3.3	3.6	3.0	3.2	3.5
Unemployed (in thousands)–national definition (2)	2,613	2,695	2,267	2,340	2,533
Unemployment rate (in %)–national definition (3)	5.7	5.9	5.0	5.2	5.7

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Monatsbericht zum Arbeits- und Ausbildungsmarkt: Dezember und das Jahr 2021, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2021 (February 2022), Table 1.11.

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The following table presents data with respect to the employment rate broken down by gender and age for 2021.

EMPLOYMENT RATE – BREAKDOWN BY GENDER AND AGE

	2021
(Age in years)	Total	Men	Women
15 to 19	26.8	29.4	24.0
20 to 24	67.0	69.0	64.8
25 to 29	80.1	82.7	77.4
30 to 34	83.4	88.2	78.3
35 to 39	84.4	89.8	78.9
40 to 44	85.8	89.6	82.0
45 to 49	86.5	89.7	83.3
50 to 54	85.7	89.0	82.4
55 to 59	81.1	84.8	77.5
60 to 64	61.4	65.8	57.2
65 to 69	17.2	20.7	14.1
15 to 64	75.8	79.4	72.1
65 and older	7.5	10.0	5.4

Total	58.9	63.7	54.2

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter, Ergebnis des Mikrozensus 2021 (https://www.destatis.de/DE/Themen/Arbeit/Arbeitsmarkt/Erwerbstaetigkeit/Tabellen/erwerbstaetige-erwerbstaetigenquote.html).

The following table presents data with respect to the structure of employment by economic sector for 2021 and 2011.

STRUCTURE OF EMPLOYMENT – ECONOMIC SECTORS

	2021	2011
	(Percent of total)
Agriculture, forestry and fishing	1.3	1.6
Production sector (excluding construction)	18.0	18.9
of which: manufacturing	16.6	17.5
Construction	5.8	5.7
Trade, transport, accommodation and food services	22.0	23.1
Information and communication	3.2	2.8
Financial and insurance services	2.4	2.9
Real estate activities	1.1	1.1
Business services	13.6	13.0
Public services, education, health	26.1	23.8
Other services	6.6	7.1

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 2.2.9.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2021	2020	2019	2018	2017
Gross wages and salaries per employee in EUR	38,241	36,951	36,995	35,929	34,822
Change from previous year in %	3.5	-0.1	3.0	3.2	2.6
Unit labor costs per hour worked
Index (2015=100)	113.1	112.2	108.5	105.3	102.2
Change from previous year in %	0.8	3.4	3.1	3.0	1.0

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2021 (February 2022), Tables 2.17 and 2.20.

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About one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2021, approximately 5.7 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, which is considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant decline in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (https://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (https://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (https://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, Tarifautonomie (https://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection, and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, compensation for workers in short-time work schemes (Kurzarbeit), family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory pension insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, most employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some freelance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempt from mandatory participation in the statutory pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory pension insurance system by decreasing payments from the statutory pension insurance while encouraging insured persons to also sign up for designated privately funded or occupational pension schemes, for which certain bonus payments and tax incentives are provided.

Statutory health insurance coverage must remain available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insured persons may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions

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may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured person’s income situation and are independent of the insured person’s gender, age and medical risk. By contrast, contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2021, social security revenue, as shown in the national accounts, amounted to EUR 782.7 billion, and expenditure was EUR 778.3 billion. The social security budget thus incurred a surplus of EUR 4.4 billion in 2021, after a deficit of EUR 35.0 billion in 2020. The deficit in 2020 was due to the COVID-19 pandemic, as paid social benefits rose markedly due to increases in unemployment benefits, the large-scale payment of short-time work compensation as well as higher payments for pensions and children’s allowance.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 3.4.3.7; Statistisches Bundesamt, Negative government finance in 2020: deficit of 139.6 billion euros, press release of February 24, 2021 (https://www.destatis.de/EN/Press/2021/02/PE21_082_81.html).

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the pension system in the long term. In addition, the Federal Republic has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 since 2012. For example, the 1964 birth cohort will reach the regular retirement age of 67 in 2031.

To increase the sustainability of the health care system, the Federal Republic has implemented several structural reform measures to strengthen competition among providers in order to improve the efficiency and quality of health care services.

Sources: Bundesministerium der Gesundheit, Gesundheitsfonds (https://www.bundesgesundheitsministerium.de/gesundheitsfonds.html); European Commission, Employment, Social Affairs & Inclusion, Germany - Pensions and other old age benefits (https://ec.europa.eu/social/main.jsp?catId=1111&intPageId=4554&langId=en [ec.europa.eu]).

International Economic Relations

International economic relations are of major importance to the German economy. In 2021, exports and imports of goods and services amounted to 47.5% and 41.9% of GDP at current prices, respectively. The Federal Republic supports the EU in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly WTO and free trade agreements) in the EU rests with the European Commission. For further information on the EU’s responsibility for trade matters, see “—General—The European Union and European Integration—Economic Integration.”

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 2.3.1.

Because of the openness of the Federal Republic’s economy, German growth and employment depend particularly on open markets and foreign trade. Accordingly, the Federal Government supports efforts to reduce trade barriers. The strengthening of the multilateral trading system with the WTO at its center is a priority both for Germany and the EU. Bilaterally, the Federal Government and the European Commission champion ambitious, balanced and comprehensive free trade agreements in order to strengthen the international competitiveness of the European economy and thus growth and employment in Europe, while also contributing to sustainable development. An example of these agreements is the Comprehensive Economic and Trade Agreement (CETA) between the EU and Canada, which was approved by the European Parliament in February 2017. On September 21, 2017, CETA entered into force provisionally, i.e., most of the agreement, with the exception of investment protection, investment market access for portfolio investment and the Investment Court System, is already in force. CETA will take full effect after ratification by all EU Member States. Similarly, in February 2019, a free trade agreement between the EU and Japan came into force (Economic Partnership Agreement), which is intended to remove the majority of duties and regulatory barriers.

Sources: Bundesministerium für Wirtschaft und Energie, Current free trade agreements (https://www.bmwi.de/Redaktion/EN/Artikel/Foreign-Trade/ongoing-negotiations-on-free-trade-agreements.html); Bundesministerium für Wirtschaft und Energie, WTO-Welthandelsrunde “Doha Development Agenda” (https://www.bmwi.de/Redaktion/DE/Artikel/Aussenwirtschaft/wto-doha.html); Bundesministerium für Wirtschaft und Energie, CETA – Das europäisch-kanadische Wirtschafts- und Handelsabkommen (https://www.bmwi.de/Redaktion/DE/Dossier/ceta.html); Bundesministerium für Wirtschaft und Energie, Europäisches Parlament stimmt CETA zu, press release of February 15, 2017 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170215-europaeisches-parlament-stimmt-ceta-zu.html); European Commission, EU-Canada agreement (https://policy.trade.ec.europa.eu/eu-trade-relationships-country-and-region/countries-and-regions/canada/eu-canada-agreement_en); Bundesministerium für Wirtschaft und Energie, EU-Japan Free Trade Agreement (https://www.bmwi.de/Redaktion/EN/Artikel/Foreign-Trade/free-trade-agreement-japan.html).

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Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2021, the current account surplus totaled EUR 265.3 billion, compared to EUR 238.7 billion in 2020, an increase of EUR 26.6 billion. Thus, the current account surplus increased by ½ percentage point to 7½% of nominal GDP in 2021. Following a brief decline in 2020, the surplus was roughly back at the level prior to the outbreak of the COVID-19 pandemic. The primary income surplus, in particular, increased, while trade in goods, trade in services and secondary income remained largely unchanged.

Source: Deutsche Bundesbank, Monatsbericht März 2022, Table XII.2, and Chapter Die deutsche Zahlungsbilanz für das Jahr 2021, pp. 39-60.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 60 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of approximately 10% of the average indicator value in the period from 1999 to 2020. In 2020, price competitiveness deteriorated by 1.0% compared to 2019, mainly due to the appreciation of the euro relative to several currencies, including the U.S. dollar, the Pound sterling, and the Chinese yuan. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.6% in 2020).

In 2020, the euro appreciated against the U.S. dollar by 1.8% mainly due to a comparatively larger decline in U.S. interest rates. While the euro depreciated against the U.S. dollar during the second half of 2021, the average euro exchange rate in 2021 was 3.5% higher than in 2020. The depreciation of the euro against the U.S. dollar continued in the first four months of 2022 against the backdrop of Russia’s invasion of Ukraine.

Source: Deutsche Bundesbank, Monatsbericht März 2022, Tables XII.3, XII.9 XII.11.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2021	2020	2019	2018	2017
	(EUR in millions)
Current account
Trade in goods (1)	192,442	189,963	215,456	221,983	255,077
Services (2)	314	2,725	-18,100	-15,806	-23,994
Primary income	126,606	98,780	115,359	111,890	76,404
Secondary income	-54,090	-52,727	-49,811	-50,338	-51,673

Total current account	265,272	238,741	262,903	267,729	255,814
Capital account (3)	-1,376	-5,829	-887	580	-2,936
Financial account
Net German investment abroad (increase: +)	844,810	739,081	251,072	411,358	397,038
Net foreign investment in Germany (increase: +)	530,060	522,566	64,756	164,430	120,341

Net financial account (net lending: + / net borrowing: -)	314,750	216,515	186,317	246,928	276,697
Net errors and omissions (4)	50,854	-16,397	-75,700	-21,381	23,819

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Sources: Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 15.3.2022, Table I. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/resource/blob/805258/8a20015437a2b74e29df58f1cfcc4bd9/mL/i-wichtige-posten-data.pdf); Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 15.3.2022, Table IV. Kapitalbilanz 1. Übersicht a) Insgesamt (https://www.bundesbank.de/resource/blob/805274/4e758d080ea205b7f4ed1d4683563459/mL/iv-kapitalbilanz-data.pdf).

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Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2021	2020	2019	2018	2017
	(EUR in millions)
Exports of goods	1,367,418	1,186,834	1,303,728	1,290,468	1,256,858
Imports of goods	1,174,976	996,871	1,088,272	1,068,485	1,001,782

Trade balance	192,442	189,963	215,456	221,983	255,077

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 15.3.2022, Table I. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/resource/blob/805258/8a20015437a2b74e29df58f1cfcc4bd9/mL/i-wichtige-posten-data.pdf).

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are computer, electronic and optical products, motor vehicles, and chemical products. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about 72% of its energy requirements, including 98% of its oil and 95% of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Genesis Online, Tabelle 51000-0005, Werte nach Güterabteilungen des Güterverzeichnisses für Produktionsstatistiken (GP 2019), 2021, database evaluation by 21.3.2022; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2020 (https://www.deutsche-rohstoffagentur.de/DE/Themen/Min_rohstoffe/Downloads/rohsit-2020.pdf;jsessionid=2162F810D51140AE17E58660F0BF6F76.2_cid292?__blob=publicationFile&v=4).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP, on November 24, 2021, the European Commission published the Alert Mechanism Report 2022, which, similar to the previous year’s report, noted the current account surplus observed in Germany. The Federal Republic entered the COVID-19 pandemic with a large domestic savings surplus, underpinned primarily by net private and governmental savings. The current account surplus has gradually narrowed since 2015 but remains at a high level, as private investment remains muted despite policy support in the COVID-19 context, and public investment has not yet filled longstanding investment gaps. House prices have increased strongly. Due to the exceptional situation during the COVID-19 pandemic, the European Commission will further assess the persistence of imbalances or their unwinding in mid-2022, also taking into account the identification of imbalances within the forthcoming in-depth review.

The Federal Government supports the European Commission in the implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, the Federal Government points out that German foreign direct investments abroad increase the current account balance, as does the interest and capital income generated from past foreign direct investments. Furthermore, the current account surplus is the result of market-based decisions by companies and individuals that determine supply and demand. The German economy’s specialization in the export of capital goods also plays a key role in the high surplus. The Federal Government has taken a wide range of measures to strengthen domestic demand and increase public and private investment activity, which are expected to have an indirect dampening effect on the current account balance. These measures include the comprehensive stimulus package, including a “package for the future” of around EUR 50 billion for investments in the green and digital transformation, launched to strengthen the domestic economy and combat the economic and social consequences of the COVID-19 pandemic as well as further projects by the Federal Government launched under the EU Recovery Instrument. While respecting the autonomy of collective bargaining, the Federal Government is also creating framework conditions for greater collective bargaining coverage and striving to improve the conditions for taking up employment. Furthermore, a one-off increase in the minimum wage from EUR 9.82 to EUR 12.00 is planned

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These measures are anticipated to have positive effects on consumption and thus also on imports. While the overall impact of Russia’s invasion of Ukraine on the German current account surplus is still difficult to assess, the planned increase in military spending is expected to generate both higher domestic and import demand. These measures are therefore also likely to have a downward effect on the current account surplus. In addition, structural changes such as the massive investments in sustainable transformation, the aging of the population, the reorganization of supply chains are also likely to dampen the current account surplus in the medium and long term.

For general information on the MIP, see “—General—The European Union and European Integration—Monetary Integration—EU Economic Governance—Macroeconomic Imbalance Procedure.”

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2022, dated November 24, 2021 (https://ec.europa.eu/info/sites/default/files/economy-finance/2022_european_semester_alert_mechanism_report.pdf); European Commission, Economic and Financial Affairs, EU Economic governance: monitoring, prevention, correction, Macroeconomic imbalance procedure (https://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Klimaschutz, Nationales Reformprogramm 2022 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2022.pdf?__blob=publicationFile&v=10); Bundesministerium der Finanzen, Monatsbericht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen (https://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2021 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.6	0.7
Products of forestry	0.1	0.1
Fish and products of fishing	0.1	0.0
Coal and lignite	0.4	0.0
Crude petroleum and natural gas	6.1	0.9
Metal ores	1.0	0.0
Other mining and quarrying products	0.1	0.1
Food products	4.3	4.3
Beverages	0.6	0.4
Tobacco products	0.2	0.2
Textiles	1.1	0.9
Wearing apparel	2.9	1.6
Leather and related products	1.2	0.7
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.8	0.7
Paper and paper products	1.2	1.5
Coke and refined petroleum products	1.8	1.1
Chemicals and chemical products	7.8	9.9
Basic pharmaceutical products and pharmaceutical preparations	6.0	7.4
Rubber and plastic products	3.0	3.7
Other non-metallic mineral products	1.0	1.2
Basic metals	6.3	4.9
Fabricated metal products, except machinery and equipment	2.8	3.4
Computer, electronic and optical products	10.6	8.7
Electrical equipment	6.8	7.1
Machinery and equipment not elsewhere classified	7.5	14.1
Motor vehicles, trailers and semi-trailers	9.5	15.2
Other transport equipment	2.5	3.1
Furniture	1.2	0.8
Energy	0.2	0.5
Other goods	10.4	6.7
Total	100.0	100.0

(1)	Preliminary data.

Source: Statistische Ämter des Bundes und der Länder, Statistische Bibliothek, Statistischer Bericht Außenhandel – Dezember 2021 (February 2022), Tables 51000-05 and 51000-06 (https://www.statistischebibliothek.de/mir/receive/DEHeft_mods_00139248); calculation of percentages by KfW based on import and export values in EUR thousands, respectively; figures may not add up to total due to rounding.

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2021	2020	2019
	(EUR in millions)
Exports to:
Total	1,375,415	1,206,928	1,328,152
of which:
United States	121,997	103,476	118,680
China (2)	103,643	95,840	95,984
France	102,329	90,910	106,564
The Netherlands	100,360	84,579	91,528
Italy	75,361	60,634	67,887
Austria	71,914	60,118	66,076
United Kingdom	65,363	67,086	79,166
Switzerland	60,621	56,265	56,345
Belgium/Luxembourg	57,298	48,824	52,006
New industrial countries and emerging markets of Asia (3)	55,233	50,590	54,164
Spain	43,607	37,618	44,218
Japan	18,238	17,396	20,662

Imports from:
Total	1,202,640	1,026,502	1,104,141
of which:
China (2)	141,794	117,373	110,054
The Netherlands	105,916	87,024	97,816
United States	72,011	67,694	71,334
Italy	65,298	53,906	57,100
France	62,225	56,364	66,199
New industrial countries and emerging markets of Asia (3)	55,372	48,222	51,748
Belgium/Luxembourg	54,956	39,584	46,322
Switzerland	48,842	45,556	45,824
Austria	47,642	40,454	44,059
Spain	34,343	31,281	33,126
United Kingdom	32,061	35,018	38,397
Japan	23,460	21,427	23,904

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2022, Table XII.3.

Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2019.

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FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2019

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	1,371.6	556.1
Selected countries and regions
European Union	578.3	384.8
of which: European Monetary Union	310.1	330.1
of which: United Kingdom (4)	136.4	35.5
Switzerland	44.5	47.0
Russia	23.7	2.6
United States	391.2	56.7
Canada	21.1	1.6
Central America	27.7	2.0
South America	32.7	1.6
Asia	192.3	43.5
of which: China	89.5	3.7
of which: India	18.6	0.4
of which: Japan	15.7	24.8
Australia	18.6	2.6
Africa	12.1	0.7
Selected economic sectors of investment object
Manufacturing	450.2	134.5
of which: Chemicals and chemical products	94.3	21.4
of which: Pharmaceutical products	37.0	17.1
of which: Machinery and equipment	45.5	16.8
of which: Motor vehicles, trailers and semi-trailers	108.2	2.5
Electricity, gas, steam and air conditioning supply	34.5	25.2
Wholesale and retail trade; repair of motor vehicles and motor cycles	215.6	62.8
Information and communication	85.9	36.4
Financial and insurance activities	361.3	188.5
Real estate activities	51.4	30.6
Professional, scientific and technical activities	73.9	38.0

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).
(4)	The United Kingdom exited the European Union on January 31, 2020.

Source: Deutsche Bundesbank, Direktinvestitionsstatistiken, II. Bestandsangaben über Direktinvestitionen (nach dem Erweiterten Richtungsprinzip), Tables 1I.1.b, II.2.b. (https://www.bundesbank.de/de/statistiken/aussenwirtschaft/direktinvestitionen/direktinvestitionsstatistiken-804078).

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MONETARY AND FINANCIAL SYSTEM

The ESCB and the Eurosystem

The ESCB comprises the ECB and the national central banks of all EU Member States, while the Eurosystem consists only of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the EU Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2016, pages 101-107 (https://www.ecb.europa.eu/pub/pdf/annrep/ar2016en.pdf); European Central Bank, About, Organisation: ECB, ESCB and the Eurosystem (https://www.ecb.europa.eu/ecb/orga/escb/html/index.en.html); Deutsche Bundesbank, Tasks (https://www.bundesbank.de/en/tasks).

Monetary Policy

Monetary Policy Instruments of the ESCB and the ECB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity, and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. In addition the ECB also provides forward guidance, i.e., it provides information about its future monetary policy intentions, based on its assessment of the outlook for price stability. Furthermore, the ESCB has employed a variety of non- standard policy instruments in response to the global economic and financial crisis, the European sovereign debt crisis and the COVID-19 Pandemic. For further information, see “—Financial System—European Financial System—Policy Responses to the Global Financial and Economic Crisis and the COVID-19 Pandemic.” It is also making use of such instruments in connection with the COVID-19 pandemic, see “—Monetary Policy Response to the COVID-19 Pandemic.”

Source: European Central Bank, Monetary Policy: The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html).

Monetary Policy Strategy and Prices

The ECB presented its revised monetary strategy in July 2021, its first revision since 2003. Its primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of 2%. The 2% target is symmetric. This means that the ECB considers negative and positive deviations from the target to be equally undesirable. When the economy is operating close to the lower bound on nominal interest rates, particularly forceful or persistent monetary policy action may be required to prevent negative deviations from the inflation target from becoming entrenched. The new strategy considers formerly unconventional measures such as asset purchasing programs to be part of its monetary tool kit for these purposes. The Governing Council of the ECB seeks to achieve price stability over the medium term. This allows for short-term deviations of inflation from its target, provides the necessary flexibility and makes it possible to take other considerations into account. The medium-term orientation indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the

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Eurosystem used by the ECB to achieve this goal is based on two independent analyses: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary and financial developments (monetary and financial analysis).

Source: European Central Bank, Monetary Policy: Strategy (https://www.ecb.europa.eu/mopo/strategy/html/index.en.html).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2021	2020	2019	2018	2017
	(change from previous year in %)
Harmonized index of consumer prices (HICP) (1)	3.2	0.4	1.4	1.9	1.7
Consumer price index (CPI) (1)	3.1	0.5	1.4	1.8	1.5
Index of producer prices of industrial products sold on the domestic market (2)	10.5	-1.0	1.1	2.6	2.7

(1)	Results in 2020 and 2021 influenced by the temporary reduction of the value-added tax rate in the second half of 2020.
(2)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Harmonisierter-Verbraucherpreisindex.html); Statistisches Bundesamt, Preise, Verbraucherpreisindex und Inflationsrate, Verbraucherindizes, Gesamtindex und 12 Abteilungen (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Verbraucherpreise-12Kategorien.html); Deutsche Bundesbank, Monatsbericht Dezember 2021, Table XI.7; Deutsche Bundesbank, Monatsbericht Februar 2022, Table XI.7.

Monetary Policy Response to the COVID-19 Pandemic

The ECB’s monetary policy response to the COVID-19 pandemic consists of three parts: (1) a further increase in monetary expansion through existing and pandemic-specific purchases of sovereign and corporate bonds via its Asset Purchasing Program (“APP”) and Pandemic-Emergency Asset Purchasing Program (“PEPP”), (2) a continuation of measures that assist financial institutions in providing favorable liquidity conditions to especially small and medium enterprises in the euro area through targeted longer-term refinancing operations (“TLTROs”) and specific pandemic emergency longer-term refinancing operations (PELTROs), (3) a package of temporary collateral easing measures to facilitate the availability of eligible collateral for Eurosystem counterparties to participate in liquidity providing operations, such as TLTROs. Since the start of the COVID-19 pandemic, the parameters that define the ECB’s monetary policy response have been adjusted or extended several times and are now scheduled to end over the course of 2022 and 2023. For additional information, see “—Financial System—European Financial System—Policy Responses to the Global Financial and Economic Crisis and the COVID-19 Pandemic.”

Source: European Central Bank, Our response to the coronavirus pandemic (https://www.ecb.europa.eu/home/search/coronavirus/html/index.en.html).

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2021	2020	2019	2018	2017
	(EUR in millions)
Gold	173,821	166,904	146,562	121,445	117,347
Special drawing rights	46,491	14,014	14,642	14,378	13,987
Foreign currency balances	32,649	30,066	32,039	31,796	31,215
Reserve position in the IMF	8,426	8,143	6,051	5,518	4,294

Total	261,387	219,127	199,295	173,138	166,842

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2022, Table XII.7.

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The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.3 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (https://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2021, 2.1 Balance Sheet as at 31 December 2021 (https://www.ecb.europa.eu/pub/annual/annual-accounts/html/ecb.annualaccounts2021~5130ce3be2.en.html#toc14).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2021	2020	2019	2018	2017
	(EUR in billions)
Deutsche Bundesbank
Assets	1,592.8	1,429.2	1,161.0	1,210.0	1,142.8
of which: clearing accounts within ESCB (1)	1,260.7	1,136.0	895.2	966.2	906.9
Liabilities (2)	1,009.5	781.3	663.3	770.5	668.5

Net position	583.3	647.9	497.7	439.5	474.3
Banks
Loans to foreign banks	1,100.7	1,024.3	1,064.2	1,014.1	963.8
Loans to foreign non-banks	871.2	822.8	795.3	762.0	723.9
Loans from foreign banks	914.6	761.2	680.6	643.1	659.0
Loans from foreign non-banks	288.2	258.5	229.8	231.5	241.2

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2022, Tables IV.4 and XII.7.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Forty-First Issue—Freely Usable Currencies, Prepared by the Legal Department of the IMF, as updated July 31, 2020 (https://www.imf.org/external/pubs/ft/sd/2021/41st_Sel_Dec_EN_Web_FINAL.pdf); Bank for International Settlements, Triennial Central Bank Survey, Foreign exchange turnover in April 2019, September 2019, Table “Currency distribution of OTC foreign exchange turnover”, p. 10 (https://www.bis.org/statistics/rpfx19_fx.pdf).

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The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2021	2020	2019	2018	2017
U.S. dollars per euro	1.1827	1.1422	1.1195	1.1810	1.1297
Pound sterling per euro	0.85960	0.88970	0.87777	0.88471	0.87667
Japanese yen per euro	129.88	121.85	122.01	130.40	126.71
Swiss franc per euro	1.0811	1.0705	1.1124	1.1550	1.1117
Chinese yuan per euro	7.6282	7.8747	7.7355	7.8081	7.6290

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2022, Table XII.9.

Financial System

German Financial System

Overview. As of January 31, 2022, 1,442 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 9,779.4 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	250 commercial banks, with an aggregate balance sheet total of EUR 4,241.0 billion;
•	368 savings banks, with an aggregate balance sheet total of EUR 1,546.4 billion;
•	the six regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and five Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 880.7 billion;
•	18 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,486.8 billion;
•	773 credit cooperatives, with an aggregate balance sheet total of EUR 1,139.1 billion;
•	9 mortgage banks, with an aggregate balance sheet total of EUR 231.9 billion;
•	18 building and loan associations, with an aggregate balance sheet total of EUR 253.4 billion; and
•	141 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 1,911.0 billion. These institutions, which are majority-owned by foreign banks, are also included in the totals of the other categories of banks listed above.

Source: Deutsche Bundesbank, Monatsbericht März 2022, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

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The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. Furthermore, the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) supervises two wind-up institutions, Erste Abwicklungsanstalt and FMS Wertmanagement, as well as Portigon AG (the legal successor of former Landesbank WestLB which is in the process of being wound-up), all of which were founded under its auspices in order to stabilize the financial market (see “—Wind-up Institutions”).

In November 2014, the Single Supervisory Mechanism (“SSM”) – as one of the pillars of the Banking Union – became operational. Under the SSM, the ECB is the central prudential supervisor of financial institutions in the euro area as well as in non-euro area EU Member States that choose to join the SSM. The ECB directly supervises the most significant banks, while the national supervisors continue to monitor the remaining banks. The ECB and the national supervisors work closely together to ensure the banks’ compliance with EU banking regulations and to be able to address issues early on.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Committee (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank and BaFin, was established in March 2013 based on the Financial Stability Act (Gesetz zur Überwachung der Finanzstabilität, Finanzstabilitätsgesetz). On basis of the Financial Stability Act and due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. If appropriate, the Deutsche Bundesbank may propose and submit warnings or recommendations for corrective measures to the Financial Stability Committee, which may pass resolutions with respect thereto and publish them if appropriate. The recipients of such warnings or recommendations are required to report on the implementation of corrective measures. In addition, the Financial Stability Committee is tasked with discussing issues relevant for financial stability, coordinating and strengthening the cooperation of its members during times of crisis, discussing how to deal with warnings or recommendations issued by the European Systemic Risk Board (“ESRB”) and reporting to the German Bundestag on a yearly basis.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (https://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank, Tasks, Banking supervision (https://www.bundesbank.de/en/tasks/banking-supervision); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, revised on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); Bundesanstalt für Finanzdienstleistungsaufsicht, Act on the Strengthening of German Financial Supervision, January 18, 2013 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesanstalt für Finanzmarktstabilisierung (FMSA): Federal Agency for Financial Market Stabilisation (https://www.fmsa.de/en/); Portigon AG: Unternehmensinformationen (https://www.portigon-ag.de/acm/cm/content/portigon/i/de/portigon-ag/unternehmensinformationen.html); Deutsche Bundesbank, Macroprudential surveillance by the G-FSC (https://www.bundesbank.de/en/tasks/financial-and-monetary-system/financial-and-monetary-stability/macroprudential-surveillance-g-fsc-/macroprudential-surveillance-by-the-g-fsc-625732); European Commission: Single supervisory mechanism (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union/single-supervisory-mechanism_en).

Bank Recovery and Resolution. Between January 1, 2015, and December 31, 2017, the FMSA (see “—Supervision”) acted as the German national resolution authority for banks. The FMSA was thus responsible for the recovery and resolution of all banks in Germany under the European Bank Recovery and Resolution Directive (“BRRD”) which were not directly supervised by the ECB within the framework of the SSM (see “—European Financial System—European System of Financial Supervision and European Banking Union”). The BRRD was adopted in May 2014 to provide authorities with comprehensive and effective arrangements to deal with failing banks at the national level and with cooperation arrangements to tackle cross-border banking failures. The BRRD includes rules to set up national resolution funds, which must be established by each EU Member State, and it requires banks to prepare recovery plans to overcome financial distress.

On January 1, 2018, FMSA’s duties deriving from its role as the national resolution authority were integrated into the BaFin as a new and independently operating division. At the same time, FMSA’s responsibilities of administering and managing the Financial Market Stabilization Fund (“Sondervermögen Finanzmarktstabilisierungsfonds,” or “FMS”) were incorporated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The FMS was originally created during the financial crisis on October 17, 2008. Until the Single Resolution Mechanism (“SRM”) became fully operational on January 1, 2016, and functionally replaced the FMS, the latter was responsible for stabilizing German banks by extending guarantees covering the banks’ securities and by granting loans. The stabilization measures provided by the FMS amounted to EUR 14.6 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

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For more information on the SRM, see “—European Financial System—European System of Financial Supervision and European Banking Union.”

Sources: Deutsche Bundesbank, Glossary: Restructuring Act (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=R&contentId=653352#anchor-653352); European Commission: Bank recovery and resolution (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/managing-risks-banks-and-financial-institutions/bank-recovery-and-resolution_en); Bundesministerium der Finanzen, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung—RStruktFV) (https://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz—FMSANeuOG) (https://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Gesetzesvorhaben/Abteilungen/Abteilung_VII/18_Legislaturperiode/2016-12-28-FMSA-Neuordnungsgesetz/3-Verkuendetes-Gesetz.pdf?__blob=publicationFile&v=3); Federal Agency for Financial Market Stabilisation: History (https://www.fmsa.de/en/history/); Bundesrepublik Deutschland – Finanzagentur GmbH, Financial Market Stabilisation, Financial Market Stabilisation Fund (FMS) (https://www.deutsche-finanzagentur.de/en/financialmarketstabilisation/); Bundesanstalt für Finanzdienstleistungsaufsicht: Recovery and resolution (https://www.bafin.de/EN/Aufsicht/BankenFinanzdienstleister/Massnahmen/SanierungAbwicklung/sanierung_abwicklung_node_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of approximately EUR 52.1 billion following the restructuring of WestLB. As of December 31, 2021, the combined asset portfolios had been reduced to approximately EUR 18.1 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc (“DEPFA”), which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. In February 2021, FMS Wertmanagement announced that it is selling wholly-owned DEPFA to BAWAG P.S.K. AG. The transaction was closed in November 2021. As of December 31, 2021, FMS Wertmanagement’s portfolio had a nominal value of EUR 54.1 billion.

Sources: Erste Abwicklungsanstalt, Annual Report 2021 (https://www.aa1.de/wp-content/uploads/2022/04/GB-2021_de.pdf); FMS Wertmanagement AöR, Investor Präsentation Nov. 2021 (https://www.fms-wm.de/de/downloadcenter-de/investoren/praesentationen/149-investorenpraesentation/file); FMS Wertmanagement AöR, Geschäftsbericht 2020 (https://www.fms-wm.de/de/downloadcenter-de/investoren/berichte/210-geschaeftsbericht-2020-1/file); FMS Wertmanagement AöR, FMS Wertmanagement sells DEPFA Bank plc to Autria’s BAWAG P.S.K. AG (https://www.fms-wm.de/en/press/514-fms-wertmanagement-sells-depfa-bank-plc-to-austria-s-bawag-p-s-k-ag); FMS Wertmanagement sells all of its shares in DEPFA BANK plc (https://www.fms-wm.de/en/press/531-fms-wertmanagement-sells-all-of-its-shares-in-depfa-bank-plc); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (https://www.fmsa.de/fileadmin/user_upload_fmsa/Pressemitteilungen/deutsch/20140513_FMS-WM.pdf); FMS Wertmanagement, Joint Press Release of FMS- WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (https://www.fms-wm.de/en/press/245-joint-press- release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (https://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1490275422217&uri=CELEX:32012D0118); FMS Wertmanagement, FMS Wertmanagement fulfils wind-up task for the DEPFA Group and meets wind-up target for 2021, press release of April 26, 2022 (https://www.fms-wm.de/en/press/538-fms-wertmanagement-fulfils-wind-up-task-for-the-depfa-group-and-meets-wind-up-target-for-2021).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, the ESRB was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);
•	the European Insurance and Occupational Pensions Authority; and
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•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the EU Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistentsupervisory practices are applied by supervisory authorities of the EU Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of the Banking Union, which was established in the wake of the European sovereign debt crisis, is the SSM composed of the ECB and the national supervisory authorities of participating EU Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 115 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of the Banking Union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which has broad powers in cases of bank resolution, and the SRF. The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015 national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF is being built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating EU Member States. Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (CRD IV), including KfW, are not required to contribute to the fund. During the transitional period each participating Member State is providing an individual national credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. By now all 19 participating EU Member States have signed the Loan Facility Agreements with the SRB which are the basis for the bridge financing in the form of national credit lines to the SRB. The maximum aggregate amount of the credit lines of the participating EU Member States will amount to just over EUR 60 billion. The repartition key among EU Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023. In July 2021, the SRF had grown to approximately EUR 52 billion and its target size for 2023 is expected to be in the range of EUR 70 billion to EUR 75 billion. In 2021, the aggregate contribution of German banks amounted to 26.2% of total contributions.

In November 2015, and as amended on October 11, 2017, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) as an additional element of the Banking Union. Since then, work on a technical level has been ongoing. In December 2018, the Euro Summit, the meeting format of the heads of state or government of the Euro Area Member States, created a high-level working group to work on a roadmap for beginning political negotiations on EDIS. In December 2020, the Euro Summit invited the Eurogroup in inclusive format to prepare, on a consensual basis, a stepwise and time-bound work plan on all outstanding elements needed to complete the Banking Union, including deposit insurance and reaffirmed its statement in December 2021. The EU has agreed on common rules to harmonize the national deposit insurance schemes.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a first package, typically referred to as Basel III, of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. In order to implement Basel III into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (CRR), a regulation establishing prudential requirements, and the Capital Requirements Directive IV (CRD IV), a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the EU Member States. Further measures were implemented by changes to CRR and CRD adopted by the European legislators in 2019 as described below. A second reform package was endorsed by the Basel Committee on Banking Supervision in December 2017 to finalize the post-

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crisis reforms. It aims to reduce excessive variability in the calculation of risk-weighted assets. These new Basel regulations, typically referred to as Basel III final or Basel IV, will enter into force gradually from January 1, 2023 onwards until full implementation in January 2028, given that their implementation was postponed by one year by the Basel Committee on March 27, 2020 due to the COVID-19 pandemic.

In May 2019, the Council adopted a package of revised rules aimed at reducing risks in the EU banking sector. Most new rules started to apply in mid-2021. The package comprised two regulations and two directives, relating to bank capital requirements (amendments to CRR (CRR II) and CRD (CRD V)) and the recovery and resolution of banks in difficulty (amendments to BRRD and the Single Resolution Mechanism Regulation (SRMR)) and implemented reforms agreed at the international level following the 2007-2008 financial crisis to strengthen the banking sector and to address outstanding challenges to financial stability. Among the core measures agreed to reduce risk in the banking system, the package enhances the framework for bank resolution. It requires global-systemically important institutions (G-SIIs) to have more loss-absorbing and recapitalization capacity by setting the minimum requirements with respect to the amount and quality of own funds and eligible liabilities (MREL) to ensure an effective and orderly “bail-in” process. It also provides provisional safeguards and possible additional actions for resolution authorities. Additionally, the package strengthens bank capital requirements to reduce incentives for excessive risk taking, by including a binding leverage ratio, a binding net stable funding ratio, and setting risk sensitive rules for trading in securities and derivatives. Moreover, the package includes measures to improve banks’ lending capacity and to facilitate a greater role for banks in the capital markets, such as reducing the administrative burden for smaller and less complex banks, linked in particular to reporting and disclosure requirements and enhancing the capacity of banks to lend to SMEs and to fund infrastructure projects. It also comprises a framework for cooperation and information sharing among the various authorities involved in the supervision and resolution of cross-border banking groups. The agreed measures aim to preserve the balance achieved by the Council between the powers of home and host supervisors in order to facilitate cross-border flows of capital and liquidity, while ensuring an adequate level of protection for depositors and creditors as well as financial stability in all EU Member States. Furthermore, the amendments improve cooperation between competent authorities on matters related to the supervision of anti-money laundering activities.

In the spring of 2020, due to the COVID-19 pandemic, the ECB announced a temporary change within its framework for market risk, by allowing banks to adjust the supervisory component of these requirements. Following a recommendation of the EBA, the BaFin extended these relief measures to smaller German banks which are not directly supervised by the ECB. In addition, the ECB announced in September 2020 that euro area banks under its direct supervision may exclude certain central bank exposures from the leverage ratio. This measure was extended to smaller German banks by BaFin as well. On February 10, 2022, the ECB announced that it will not extend capital and leverage relief measures for banks beyond December 2022. Further, the ECB announced that it will not extend the ability of banks to exclude certain central bank exposures from their leverage ratios beyond March 2022.

Based on their assessment of the risk situation in German credit markets as well as the development of supporting indicators like the credit/GDP gap, BaFin decided to increase the ratio of the national anticyclical capital buffer to 0.75% from February 1, 2022 onwards. The associated requirement for hard equity must therefore be met from February 1, 2023 onwards.

Sources: European Commission, European system of financial supervision (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/european-system-financial-supervision_en); European Commission, Banking Union (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union_en); Council of the European Union, Banking Union (https://www.consilium.europa.eu/en/policies/banking-union/); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank - Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Central Bank - Banking Supervision, List of supervised entities (https://www.bankingsupervision.europa.eu/ecb/pub/pdf/ssm.listofsupervisedentities202102.en.pdf?f532b1d8606bfdbb1cc4a5adcd66934f); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (https://europa.eu/rapid/press-release_IP-15-6397_en.htm); Single Resolution Board, Single Resolution Fund (https://www.srb.europa.eu/en/content/single-resolution-fund#:~:text=The%20SRF%20is%20being%20built,at%20approximately%20%E2%82%AC52%20billion.); Single Resolution Board, Annual SRF levies (ex-ante contributions), National Compartment Table 2021 (https://www.srb.europa.eu/system/files/media/document/National%20Compartment%20Table%202021.pdf); Single Resolution Board, The Single Resolution Fund (https://srb.europa.eu/en/content/single-resolution-fund); Single Resolution Board, Banking Union – Single Resolution Board completes signature of Loan Facility Agreements with all 19 participating Member States, February 8, 2017 (https://srb.europa.eu/en/file/pr-banking-union-single-resolution-board-completes-signature-loan-facility-agreements-all-19); Single Resolution Fund (SRF) Fact Sheet (https://www.srb.europa.eu/en/system/files?file=media/document/2020_fact_sheet.pdf); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (https://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Bank for International Settlements, Basel Committee on Banking Supervision, Basel III: Finalising Post-Crisis Reforms

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(https://www.bis.org/bcbs/publ/d424.htm); European Commission, Communication from the Commission: Completing the banking union, first published on October 11, 2017 (https://ec.europa.eu/info/publications/171011-communication-banking-union_en); Council of the European Union, Banking Union, Amendments to the banking union rules (https://www.consilium.europa.eu/en/policies/banking-union/2016-amendments); European Council, Banking Union: Council adopts measures to reduce risk in the banking system (https://www.consilium.europa.eu/en/press/press-releases/2019/05/14/banking-union-council-adopts-measures-to-reduce-risk-in-the-banking-system/); European Council, Euro Summit, 14/12/2018 (https://www.consilium.europa.eu/en/meetings/euro-summit/2018/12/14/);Single Resolution Board, Single Resolution Fund, SRF grows to EUR 33 billion after latest round of transfers, press release of July 17, 2019 (https://srb.europa.eu/en/node/804); Single Resolution Board, Single Resolution Fund: Statistical Overview of the funds collected by the SRB (https://srb.europa.eu/sites/srbsite/files/additional_statistics.pdf); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary relief for capital requirements for market risk, press release of April 16, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200416~ecf270bca8.en.html); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary capital and operational relief in reaction to coronavirus, press release of March 12, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200312~43351ac3ac.en.html); Bundesanstalt für Finanzdienstleistungsaufsicht, General Administrative Act regarding a decrease in the domestic countercyclical capital buffer rate of March 31, 2020, updated on April 23, 2020 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Aufsichtsrecht/Verfuegung/vf_200331_allgvfg_antizykl_kapitalpuffer_en.html); European Central Bank - Banking Supervision, ECB will not extend capital and leverage relief for banks, press release of February 10, 2022 (https://www.bankingsupervision.europa.eu/press/pr/date/2022/html/ssm.pr220210_1~ea3dd0cd51.en.html).

Policy Responses to the Global Financial and Economic Crisis and the COVID-19 Pandemic. In response to the tensions in the financial markets and the loss of confidence in the financial sector in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and to ensure an appropriate monetary policy transmission mechanism.

In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of eight TLTROs between September 2014 and June 2016. All of these TLTROs matured in September 2018. Furthermore, the ECB conducted four additional TLTROs with four-year maturities (“TLTROs II”) on a quarterly basis from June 2016 to March 2017. Counterparties exceeding an ECB-defined lending benchmark until January 2018 were entitled to borrow at an interest rate as low as the interest rate on the deposit facility prevailing at the time of allotment. Since the interest rate on the deposit facility stood below zero at the time of the allotments of all TLTROs II, counterparties were, in fact, paid for their lending efforts if they exceeded their benchmarks. Like the previous TLTROs, the TLTROs II were aimed at improving bank lending to the euro-area non-financial private sector (defined as euro-area households and non-financial corporations), excluding loans to households for house purchases. Banks were able to borrow larger amounts through the TLTROs II compared to the previous TLTROs. The last operation of the TLTROs II series matured in March 2021. In March 2019, the ECB announced the launch of a further series of quarterly targeted longer-term refinancing operations (“TLTROs III”), which started in September 2019 and were initially set to continue until March 2021. The ECB amended the originally planned conditions for the TLTROs III in September 2019, reducing the interest rate on the operations and extending their maturity from two to three years. Moreover, in reaction to the COVID-19 Pandemic, the ECB eased the conditions of the TLTRO III to 50 basis points below the deposit facility rate and announced in December 2020 that it will extend the TLTROs III until June 2022, with three additional operations being conducted between June 2021 and December 2021. Furthermore, to ensure sufficient liquidity and smooth money market conditions during the pandemic, the ECB introduced pandemic emergency longer-term refinancing operations (PELTROs), which served as liquidity backstop until the end of 2021.

In addition, over the past years the ECB has sought to provide monetary stimulus to the economy through its APP, which was launched in October 2014 and significantly expanded in March 2015. The APP was conducted to further ease monetary and financial conditions in a context where key ECB interest rates were at their effective lower bound. Since mid-2016, it had consisted of four elements: a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program (including, among others, debt securities of KfW) and a corporate sector purchase program. Monthly purchases varied over time. In total, the ECB has bought securities for an amount of approximately EUR 2.57 trillion via the APP between

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October 2014 and December 2018. When net purchases ended in December 2018, the ECB continued to reinvest principal payments from maturing securities purchased under the APP. In September 2019, the ECB announced that net purchases would be restarted under the Governing Council of the ECB’s APP at a monthly pace of EUR 20 billion as from November 1, 2019, and were expected to continue for as long as necessary to reinforce the accommodative impact of the ECB’s policy rates. In February 2022, the Eurosystem’s holdings under the APP stood at EUR 3,163 billion. Moreover, starting in March 2020, the ECB introduced a PEPP, which was extended several times and currently has a total program volume of EUR 1,850 billion. As of February 2022, the ECB had purchased assets in an amount of EUR 1,687.9 billion. All asset categories eligible under the existing APP are also eligible under the PEPP. Moreover, the ECB buys securities in a flexible manner over time, across asset classes and jurisdictions. In its December 2021 meeting, the ECB announced the end of PEPP for the end of March, 2022 and that purchases within the APP were to be increased to EUR 40 billion a month and subsequently reduced to EUR 20 billion at the end of October 2022. As inflation remained well above the ECB’s target of 2 % in the first two months of 2022, and incoming data is confirming the ECB’s view that inflation in the Euro area will be significantly higher than 2 % in 2022, the ECB in March 2022 decided to reduce APP monthly net purchases to EUR 20 billion already by the end of June 2022. In addition, the ECB intends to end net asset purchases at the beginning of the third quarter of 2022, provided that then available data on inflation does not require a different stance.

In September 2019, the ECB decided to decrease the interest rate on its deposit facility by 10 basis points to -0.50% while leaving the interest rates on the main refinancing operations and the rate on the marginal lending facility unchanged at 0.00% and 0.25%, respectively. At the same time the Governing Council of the ECB introduced a two-tier system for reserve remuneration, which exempts part of credit institutions’ excess liquidity holdings (i.e., reserve holdings in excess of minimum reserve requirements) from negative remuneration at the rate applicable to the deposit facility. This measure aims at supporting the bank-based transmission of monetary policy. The interest rate on the ECB’s deposit facility has been negative since June 2014. The ECB has stressed repeatedly that it will increase interest rates only after the end of its net asset purchases.

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (https://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, ECB introduces a negative deposit facility interest rate, press release of June 5, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140605_3.en.html); European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016 (https://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016 (https://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, Monetary policy decisions, press release of March 7, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190307~7d8a9d2665.en.html); European Central Bank, Monetary policy decisions, press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190912~08de50b4d2.en.html); European Central Bank, ECB announces changes to new targeted longer-term refinancing operations (TLTRO III), press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.pr190912~19ac2682ff.en.html); European Central Bank, ECB introduces two-tier system for remunerating excess liquidity holdings, press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.pr190912_2~a0b47cd62a.en.html); European Central Bank, Pandemic emergency purchase programme (PEPP) (https://www.ecb.europa.eu/mopo/implement/pepp/html/index.en.html); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary capital and operational relief in reaction to coronavirus, press release of March 12, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200312~43351ac3ac.en.html); European Central Bank, Monetary policy decisions, press release of March 10, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.mp220310~2d19f8ba60.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart and the European Energy Exchange are recognized as regulated markets of the EU according to Article 56 of Directive 2014/65/EU on Markets in Financial Instruments and comply with globally accepted regulatory standards.

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Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing a number of EU Member States to proceed with the introduction of a financial transaction tax through “enhanced cooperation.” Negotiations are currently not being conducted.

Sources: Bundesanstalt für Finanzdienstleistungsaufsicht, Notice on the granting of authorization to provide financial services pursuant to section 32 (1) of the German Banking Act (https://www.bafin.de/SharedDocs/Downloads/EN/Merkblatt/WA/dl_fidierlaubnis_buba_en.html); Bundesanstalt für Finanzdienstleistungsaufsicht, Issuer Guidelines published by the Federal Financial Supervisory Authority (https://www.bafin.de/SharedDocs/Downloads/EN/Leitfaden/WA/dl_emittentenleitfaden_einleitung_en.html?nn=12655158); Bundesanstalt für Finanzdienstleistungsaufsicht, Stock exchanges & markets (https://www.bafin.de/EN/Aufsicht/BoersenMaerkte/boersenmaerkte_node_en.html); Deutsche Börse Group, The Frankfurt Stock Exchange (https://www.deutsche-boerse.com/dbg-en/our-company/frankfurt-stock-exchange); Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/134949.pdf).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the Parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates on the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other extra-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all of these different levels of government activity.

In 2021, public finances continued to be under significant pressure due to the COVID-19 pandemic. Total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,705.8 billion in 2021, with tax revenue of EUR 872.9 billion and net social contributions of EUR 632.8 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 3.4.3.2.

In 2021, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 258.0 billion and EUR 481.2 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levy special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 3.4.3.16.

Consolidated general government expenditure in 2021, as presented in the national accounts, amounted to a total of EUR 1,838.2 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 609.0 billion), social benefits in kind (EUR 327.5 billion) and employee compensation (EUR 294.1 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 232.5 billion), gross capital formation (EUR 91.7 billion), subsidies (EUR 105.0 billion) and interest on public debt (EUR 21.0 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2021 (March 2022), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2021	2020	2019	2018	2017
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	1,110.9	1,001.9	1,047.0	1,014.8	966.4
of which: Current taxes (2)	872.9	773.4	827.4	801.4	767.2
Expenditure	1,247.8	1,112.1	1,005.0	966.3	933.9

Balance	-136.9	-110.2	42.0	48.4	32.5
Social security funds
Revenue	782.7	717.8	690.7	662.0	636.9
Expenditure	778.3	752.8	681.6	646.0	625.8

Balance	4.4	-35.0	9.1	16.0	11.1
General government
Revenue	1,705.8	1,566.9	1,613.8	1,557.3	1,486.9
Expenditure	1,838.2	1,712.1	1,562.7	1,492.8	1,443.3

Balance	-132.5	-145.2	51.1	64.4	43.7

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2021 (March 2022), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

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FEDERAL GOVERNMENT ACCOUNTS (1)

	2021	2020	2019	2018	2017
	(EUR in billions)
Revenue	470.9	421.7	457.2	422.3	422.8
of which: Current taxes (2)	404.4	359.2	396.3	385.6	373.1
Expenditure	614.4	508.2	435.2	421.2	414.8

Balance	143.4	86.4	22.0	21.1	7.9

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2021 (March 2022), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2021	2020	2019	2018	2017
	(EUR in billions)
General public services	222.1	205.3	200.5	191.7	187.4
Defense	38.7	37.2	36.7	35.2	33.2
Public order and safety	60.3	57.8	55.4	53.2	50.9
Economic affairs	211.0	155.8	112.9	111.1	103.7
Environmental protection	21.0	23.0	20.9	19.4	17.9
Housing and community amenities	16.3	16.2	14.7	13.2	12.2
Health	311.6	286.7	253.7	241.6	232.7
Recreation, culture and religion	39.2	38.3	35.8	34.9	33.5
Education	162.8	157.1	150.7	143.6	136.6
Social protection	755.2	734.8	681.5	648.8	635.0
Total expenditure	1,838.2	1,712.1	1,562.7	1,492.8	1,443.3

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2021 (March 2022), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the EU Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of the general government (central government, state government, local government and social security funds) as defined in ESA 2010. After eight annual surpluses in a row, the German general government budget balance turned negative in 2020 due to the impact of the COVID-19 pandemic. Following a general government deficit of 4.3% in 2020, the German general government deficit amounted to EUR 132.5 billion or 3.7% of nominal GDP in 2021, which continues to be above the EU’s 3% reference value. The German general government gross debt- to-GDP ratio increased from 68.7% in 2020 to 69.3% in 2021, which is also above the EU’s respective reference value of 60%.

However, on March 23, 2020, the respective Ministers of Finance of the EU Member States agreed with the assessment of the European Commission that the condition for the use of the general escape clause under the SGP – a severe economic downturn in the euro area or the EU as a whole – had been fulfilled. The activated general escape clause allows Germany and the other EU Member States to depart from the budgetary requirements that would normally apply under the European fiscal framework in order to tackle the economic

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consequences of the COVID-19 pandemic. According to the European Commission’s fiscal policy guidance for 2023, published on March 2, 2022, the general escape clause will continue to apply in 2022 and is expected to be deactivated as of 2023. However, as the expected deactivation from 2023 onwards was based on an economic projection completed before Russia’s invasion of Ukraine, the European Commission also indicated that adjustments may be possible in view of the high uncertainty in reaction to changing circumstances and economic developments. For further information, see also “General—Monetary Integration—EU Economic Governance—Stability and Growth Pact.” At the national level, the German constitutional balanced budget rule known as the “debt brake” (Schuldenbremse), which provides for a structural budget deficit of no more than 0.35% of GDP at the federal level and structurally balanced Länder budgets, has been suspended for the years 2020 and 2021, in order to enable the financing of the governmental measures taken in connection with the COVID-19 pandemic without violating the constitutional budgetary requirements that normally apply. According to the second government draft of the 2022 federal budget (Zweiter Regierungsentwurf für den Bundeshaushalt 2022), the suspension of the “debt brake” is expected to be renewed for the fiscal year 2022, while targeting to return to compliance with the regular debt ceiling starting in 2023, as reflected in the benchmark figures (Eckwerte) for the fiscal years 2023 to 2026.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2021 (February 2022), Table 1.10; EUR-lex, Consolidated Version of the Treaty on the Functioning of the European Union (https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:02016E/TXT-20200301&from=EN); Deutsche Bundesbank, General government debt as defined in the Maastricht Treaty as a percentage of GDP - Germany - overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&treeAnchor=FINANZEN&statisticType=BBK_ITS&tsId=BBK01.BJ9959); Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/23/statement-of-eu-ministers-of-finance-on-the-stability-and-growth-pact-in-light-of-the-covid-19-crisis/); Bundestag, Bundestag billigt mit breiter Mehrheit Nachtragshaushalt für 2020 (https://www.bundestag.de/dokumente/textarchiv/2020/kw13-de-corona-schuldenbremse-688956); Bundestag, Finanzministerium-Etat beschlossen – Schuldenbremse bleibt ausgesetzt (https://www.bundestag.de/dokumente/textarchiv/2020/kw50-de-finanzministerium-bundesrechnungshof-810030); Bundesministerium der Finanzen, Fiskalregeln (https://www.bundesfinanzministerium.de/Web/DE/Themen/Oeffentliche_Finanzen/Stabilitaetspolitik/Fiskalregeln/fiskalregeln.html); Bundesministerium der Finanzen, Kompendium zur Schuldenregel des Bundes (Schuldenbremse), February 25, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Schuldenbremse/kompendium-zur-schuldenbremse-des-bundes.pdf?__blob=publicationFile&v=9 [bundesfinanzministerium.de]); European Commission, Commission presents fiscal policy guidance for 2023, press release of March 2, 2022 (https://ec.europa.eu/commission/presscorner/detail/en/ip_22_1476); European Commission, Questions and answers: Commission Communication on fiscal policy guidance for 2023, March 2, 2022 (https://ec.europa.eu/commission/presscorner/detail/en/qanda_22_1477); Bundesministerium der Finanzen, Stabilität sichern, Gestaltungsspielraum bewahren, Zweiter Regierungsentwurf für den Bundeshaushalt 2022, Eckwerte 2023 und Finanzplan bis 2026, press release of March 16, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/03/2022-03-16-bundeshaushalte-2022-2023.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2021	2020	2019	2018	2017
	(% of GDP)
General government deficit (-) / surplus (+)	-3.7	-4.3	1.5	1.9	1.3
General government gross debt	69.3	68.7	58.9	61.2	64.6

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2021 (February 2022), Table 1.10; Deutsche Bundesbank, General government debt as defined in the Maastricht Treaty as a percentage of GDP - Germany - overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&treeAnchor=FINANZEN&statisticType=BBK_ITS&tsId=BBK01.BJ9959).

Fiscal Outlook

On April 27, 2022, the Federal Government published the German Stability Program 2022, in accordance with the rules of the Stability and Growth Pact. The German Stability Program 2022 contains budgetary projections for the years 2022 to 2026 at all government levels (Federation, Länder, local authorities and social security funds). The projections are based on (i) the Federal Government’s annual projection of macroeconomic trends of January 26, 2022, (ii) the results of the Working Party on Tax Revenue Estimates of November 11, 2021, as subsequently updated to take account of the Federal Government’s annual projection, (iii) the second government draft of the federal budget for 2022 prepared on this basis and adopted by the Federal Government on March 16, 2022, and (d) the benchmark figures for the government draft of the federal budget for 2023 and the fiscal plan until 2026. The planned special fund for the Bundeswehr and the governing

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parties’ decision of March 23, 2022 on a “Package of federal government measures to manage high energy costs” were also taken into account.

The following table presents the Federal Government’s projection for key fiscal indicators in the years 2022 to 2026 compared to the results for these key fiscal indicators in 2021, as set out in the German Stability Program 2022.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2026	2025	2024	2023	2022	2021
Revenue	47 ¼	47	46 ¼	46	45 ½	47.8
Total taxes	24 ½	24 ¼	24	23 ¾	23 ¼	24.7
Social contributions	18 ¼	18	17 ½	17 ½	17 ¼	17.7
Property income	½	½	½	½	½	0.4
Other	4	4 ¼	4 ¼	4 ¼	4 ½	4.9
Expenditure (2)	47 ¾	47 ¾	48	47 ¾	49 ¼	51.5
Compensation of employees and intermediate consumption	13 ¼	13 ¼	13 ¼	13 ½	14 ½	14.7
Social payments	25 ½	25 ½	25 ¼	25	25 ¼	26.2
Interest expenditure	½	½	½	½	½	0.6
Subsidies	1 ¾	1 ¾	1 ¾	1 ½	2	2.9
Gross fixed capital formation	2 ¾	2 ¾	3	3	3	2.5
Capital transfers	1 ¾	1 ¾	1 ¾	1 ¾	1 ¾	1.9
Other	2 ¼	2 ¼	2 ¼	2 ½	2 ½	2.5

General government deficit (-) / surplus (+)	- ½	-1	-1 ¾	-2	-3 ¾	-3.7
Federal Government	-1	-1	-1 ½	-1 ½	-3	-4.0
Länder governments	¼	¼	0	0	-¼	0.1
Municipalities	¼	0	0	0	0	0.0
Social security funds	-¼	-¼	- ½	- ½	-¼	0.1

General government gross debt	64 ½	65	65 ¾	65 ¾	66 ¾	69.3

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Adjusted by the net amount of payments in connection with swaps.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2022, Tables 10 and 15 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/stabilitaetsprogramm-2022.pdf?__blob=publicationFile&v=5).

For information on current and pending fiscal measures adopted in 2022 to date, including in response to the Russia’s invasion of the Ukraine, see “Recent Developments—Federal Republic of Germany—Other Recent Developments—Germany’s Response to Russia’s Invasion of Ukraine.”

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale with marginal tax rates ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

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Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungsteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability. From January 1, 2021, onwards, the additional tax burden resulting from the solidarity surcharge has been abolished for approximately 90% and reduced for approximately 6.5% of income taxpayers for the benefit of low and middle incomes.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (https://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (https://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (https://www.gesetze-im-internet.de/kstg_1977/index.html); Bundesministerium der Finanzen, Fragen und Antworten zur weitgehenden Abschaffung des Solidaritätszuschlags, Was ist ab 2021 neu? (https://www.bundesfinanzministerium.de/Content/DE/FAQ/2019-08-21-faq-solidaritaetszuschlag.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (https://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, § 12 Steuersätze (https://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (https://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (https://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax and Emissions Trading

The environmental tax regime aims to encourage energy conservation and to mitigate climate change by providing incentives for a reduction of carbon emissions. Furthermore, it aims to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax and a fossil fuel energy tax. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

In addition to the EU’s Emissions Trading System (ETS) for carbon emissions applied to the manufacturing and energy industries, Germany has introduced a national ETS for carbon emissions of the transportation and buildings sector from 2021 onwards, starting with a price on carbon emissions initially set at EUR 25 per ton in 2021, EUR 30 per ton in 2022 and rising incrementally to EUR 55 per ton in 2025. In 2026, allowances will be auctioned within a price range of EUR 55 (minimum) to EUR 65 (maximum) per ton of carbon emissions.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (https://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, § 3 Steuertarif (https://www.gesetze-im-internet.de/stromstg/__3.html); The Federal Government, Incentives for fewer CO2 - carbon dioxide emissions (https://www.bundesregierung.de/breg-en/issues/climate-action/fewer-co2-emissions-1797122).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200% for the municipal multiplier, municipalities have discretion to fix the municipal tax collection rate. Based on a weighted average municipal multiplier of 400.2% in 2020 the average trade tax rate in 2021 amounted to 14.01%.

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Sources: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (https://www.gesetze-im-internet.de/gewstg/index.html); Bundesministerium der Finanzen, Die wichtigsten Steuern im internationalen Vergleich 2020, Overview 4, page 14 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2021-06-21-die-wichtigsten-steuern-im-internationalen-vergleich-2020.pdf?__blob=publicationFile&v=9); Statistisches Bundesamt, Fachserie 14, Reihe 10.1 Realsteuervergleich 2020, table 6.1. (https://www.destatis.de/DE/Service/Bibliothek/_publikationen-fachserienliste-14.html?nn=206136).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2021	2020	2019	2018	2017
	(EUR in billions)
Current taxes	872.9	773.4	827.4	801.4	767.2
Taxes on production and imports	391.7	345.9	369.7	356.6	345.8
of which: VAT	258.0	221.6	244.1	235.1	226.6
Current taxes on income and wealth	481.2	427.6	457.7	444.8	421.4
of which: Wage tax	256.4	254.0	260.5	248.2	234.7
Assessed income tax	69.4	57.3	61.9	58.8	57.7
Non-assessed taxes on earnings	39.3	29.8	30.5	31.0	29.8
Corporate tax	44.3	25.8	34.1	36.0	31.6
Trade tax (Gewerbesteuer)	56.5	45.4	55.6	56.0	52.9
Capital taxes	9.8	8.7	7.0	6.8	6.1

Tax revenue of general government	882.6	782.1	834.4	808.2	773.3
Taxes of domestic sectors to EU	4.9	4.7	5.1	5.0	5.1

Taxes	887.6	786.8	839.5	813.2	778.3

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2021 (March 2022), Table 3.4.3.16.

Tax Relief Measures Relating to the COVID-19 Pandemic

From July 1, 2020, to December 31, 2020, the standard VAT rate was temporarily lowered to 16% and the reduced rate to 5% as part of mitigation measures to the adverse economic impact of the COVID-19 pandemic. Under the tax relief measures, food services in restaurants, which are normally taxed at the standard VAT rate, are to be taxed at the reduced VAT rate from July 1, 2020, to December 31, 2022.

Companies, self-employed persons and employees continue to benefit from a broad range of tax-related measures relating to the COVID-19 pandemic. They include, for example, a tax allowance for working from home up to December 31, 2022, extended tax return filing deadlines, extended options to offset losses, accelerated depreciation options for movable assets, and extended investment deadlines for tax-deductible investments.

Sources: Bundesministerium der Finanzen, FAQ „Anstehende Umsatzsteuersenkung“ (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Steuern/2020-06-25-FAQ_Corona_Umsatzsteuer.html); Bundesministerium der Finanzen, Entlastungen für Bürgerinnen und Bürger sowie Unternehmen: Weitere steuerliche Erleichterungen zur Bekämpfung der Corona-Pandemie, February 16, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/02/2022-02-16-weitere-steuerliche-erleichterungen-corona-pandemie.html); Das Parlament Nr. 9 (March 1, 2021), Drittes Steuer-Paket – Hilfe für Familien, Gastronomen und Firmen (https://www.das-parlament.de/2021/9/wirtschaft_und_finanzen/825228-825228).

Government Participations

The Federal Republic and its various special funds held direct participations in 116 public and private enterprises as of December 31, 2020.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2020.

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PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Total nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW Kreditanstalt für Wiederaufbau	3,750	80.0
Hypo Real Estate Holding GmbH (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Beteiligungsbericht des Bundes 2021 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/beteiligungsbericht-des-bundes-2021.pdf?__blob=publicationFile&v=3).

Direct Debt of the Federal Government

As of December 31, 2021, the principal amount of the Federal Government’s direct debt totaled EUR 1,437.4 billion. For further information on the principal amount of the outstanding direct debt, see “Tables and Supplementary Information—I. Summary of the Principal Amount of the Outstanding Direct Debt of the Federal Government.”

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 667.6 billion as of December 31, 2020. Of this amount, EUR 125.3 billion were outstanding in the form of export credit insurance, which is handled by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount were outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 91.5 billion of the aggregate amount were outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2022, Overview 3, page 294 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/finanzbericht-2022.pdf?__blob=publicationFile&v=5).

For more detailed information regarding the Federal Government’s debt and guarantees, see “—Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2021 for capital subscriptions to various international financial organizations, see the table entitled “—Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING
DIRECT DEBT OF THE FEDERAL GOVERNMENT

Principal amount outstanding as of December 31, 2021
(EUR in millions)
Federal Bonds (Bundesanleihen)	1,008,500
Federal Notes (Bundesobligationen)	217,000
Federal Treasury Notes (Bundesschatzanweisungen)	116,000
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	154,500
Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere)	69,900
Green Federal Bonds (Grüne Bundesanleihen)	19,000
Green Five-year Federal Notes (Grüne Bundesobligationen)	5,000
Borrowers’ note loans (Schuldscheindarlehen)	5,695
Old debt (1)	4,474
Repurchased debt	-162,662
Total (2)	1,437,407

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Compared to the published Monthly Report of the Federal Ministry of Finance, January 2022, from which the information above is derived, Treasury Discount Papers are presented with their outstanding volume (as opposed in the amount owed).

Source: Monthly Report of the Federal Ministry of Finance, January 2022, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2021”, page 74, and table “Entwicklung von Umlaufvolumen und Eigenbestände an Bundeswertpapieren im Dezember 2021”, page 76 (https://www.bundesfinanzministerium.de/Monatsberichte/2022/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen_pdf.pdf?__blob=publicationFile&v=6).

DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2021
	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	12,750
6.5% Bonds of the Federal Republic of 1997	6.50	1997	2027	13,750
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	17,000
4.75% Bonds of the Federal Republic of 1998	4.75	1998	2028	13,750
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	11,750
5.5% Bonds of the Federal Republic of 2000	5.50	2000	2031	21,500
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	24,500
4% Bonds of the Federal Republic of 2005	4.00	2005	2037	27,500
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2039	18,500
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	20,500
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	19,500
2% Bonds of the Federal Republic of 2011	2.00	2011	2022	22,500
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	26,500
1.5% Bonds of the Federal Republic of 2012	1.50	2012	2022	20,500
2.5% Bonds of the Federal Republic of 2012	2.50	2012	2044	28,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	20,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	22,500
2% Bonds of the Federal Republic of 2013	2.00	2013	2023	22,500
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	22,500
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	30,500
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	22,500
1% Bonds of the Federal Republic of 2014	1.00	2014	2024	22,500
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	27,500
1% Bonds of the Federal Republic of 2015	1.00	2015	2025	27,500
0.5% Bonds of the Federal Republic of 2016	0.50	2016	2026	30,500
0% Bonds of the Federal Republic of 2016	0.00	2016	2026	29,500
0.25% Bonds of the Federal Republic of 2017	0.25	2017	2027	30,500
0.5% Bonds of the Federal Republic of 2017	0.50	2017	2027	29,500
1.25% Bonds of the Federal Republic of 2017	1.25	2017	2048	30,000
0.5% Bonds of the Federal Republic of 2018	0.50	2018	2028	25,500
0.25% Bonds of the Federal Republic of 2018	0.25	2018	2028	25,500
0.25% Bonds of the Federal Republic of 2019	0.25	2019	2029	26,500
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2029	26,500
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2050	29,000
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2030	25,000
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2035	22,500
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2027	22,000
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2030	30,500
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2028	24,000
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2031	25,000
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2031	29,500
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2036	22,000
0.00% Bonds of the Federal Republic of 2021	0.00	2021	2052	7,500
Total Federal Bonds				1,008,500

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.
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2. GREEN FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2021
	(% per annum)			(EUR in millions)
0.00% Green Bonds of the Federal Republic of 2020	0.00	2020	2030	6,500
0.00% Green Bonds of the Federal Republic of 2021	0.00	2021	2031	6,500
0.00% Green Bonds of the Federal Republic of 2021	0.00	2021	2050	6,000
Total Green Federal Bonds				19,000

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

3. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2021
	(% per annum)			(EUR in millions)
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,500
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	21,300
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	17,300
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	10,900
0.10% Inflation-linked Bonds of the Federal Republic of 2021	0.10	2021	2033	3,900
Total Inflation-linked Securities				69,900

(1) Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

4. FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2021
	(% per annum)			(EUR in millions)
0.00% Bonds of 2017-Series 175	0.00	2017	2022	20,500
0.00% Bonds of 2017-Series 176	0.00	2017	2022	19,500
0.00% Bonds of 2018-Series 177	0.00	2018	2023	18,500
0.00% Bonds of 2018-Series 178	0.00	2018	2023	18,500
0.00% Bonds of 2019-Series 179	0.00	2019	2024	23,500
0.00% Bonds of 2019-Series 180	0.00	2019	2024	22,500
0.00% Bonds of 2020-Series 181	0.00	2020	2025	20,000
0.00% Bonds of 2020-Series 182	0.00	2020	2025	25,000
0.00% Bonds of 2021-Series 183	0.00	2021	2026	25,000
0.00% Bonds of 2021-Series 184	0.00	2021	2026	24,000
Total Federal Notes				217,000

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

5. GREEN FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2021
	(% per annum)			(EUR in millions)
0.00% Green Bonds of 2020	0.00	2020	2025	5,000
Total Federal Notes				5,000

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.
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6. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2021
	(% per annum)			(EUR in millions)
0.00% Notes of 2020	0.00	2020	2022	14,000
0.00% Notes of 2020 (II)	0.00	2020	2022	15,000
0.00% Notes of 2020 (III)	0.00	2020	2022	15,000
0.00% Notes of 2020 (IV)	0.00	2020	2022	14,000
0.00% Notes of 2021	0.00	2021	2023	16,000
0.00% Notes of 2021 (II)	0.00	2021	2023	16,000
0.00% Notes of 2021 (III)	0.00	2021	2023	16,000
0.00% Notes of 2021 (IV)	0.00	2021	2023	10,000
Total Federal Treasury Notes				116,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

7. TREASURY DISCOUNT PAPER (1)

	Interest Rate(2)	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2021
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.76 to -0.63	2020 to 2021	2021 to 2022	154,500

8. BORROWERS’ NOTE LOANS (3)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2021
	(% per annum)			(EUR in millions)
Borrower’s note loans (Schuldscheindarlehen)	3.46 to 5.05	2003 to 2007	2021 to 2037	5,695

(1)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.
(2)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(3)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

Source for Debt Table 1 to 8: Federal Republic of Germany – Finance Agency, “Einzelaufstellung der ausstehenden Bundeswertpapiere und Kreditmarktmittel“ (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/institutionelle-investoren/pdf/Einzelaufstellung_Bundeswertpapiere_dt.pdf).

9. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Aggregate principal amount outstanding as of December 31, 2021
	(% per annum)			(EUR in millions)
Old debt (1)	0.00 to 3.00	Various	Various	4,474

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948 as well as liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Monthly Report of the Federal Ministry of Finance, January 2022, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2021”, page 74, (https://www.bundesfinanzministerium.de/Monatsberichte/2022/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen_pdf.pdf?__blob=publicationFile&v=6).

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II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Aggregate principal amount outstanding as of December 31,
Purpose of Guarantees	2020	2019
	(EUR in millions)
Export finance loans (including rescheduled loans) (2)	125,328	125,172
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	37,027	42,818
Loans in connection market organization and stocking measures	0	0
Loans to domestic corporations and for projects in areas of agriculture, fishing and housing construction	269,036	110,588
Contributions to international financing institutions	68,637	60,067
Co-financing of bilateral projects of German financial co-operation	29,977	25,555
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	15,000	15,000
Total guarantees pursuant to the 2020 German Budget Act	546,014	380,210
Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400
Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	91,526	93,341
Warranties in connection with the SURE-Warranty Act as of July 10, 2020	6,384	0
Total guarantees	666,324	495,950

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through HERMES, the official German export credit insurer.

Source: Bundesministerium der Finanzen, Finanzbericht 2022, Overview 3, page 294 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/finanzbericht-2022.pdf?__blob=publicationFile&v=5).

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions were in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR are reviewed every five years. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese yuan (11%), Japanese yen (8%) and Pound sterling (8%).

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SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC
TO INTERNATIONAL ORGANIZATIONS AS OF END OF DECEMBER 2021

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	37,277.2	37,277.2
International Bank for Reconstruction and Development (IBRD) (3)	13,242.8	913.3
International Development Association (IDA) (3)(4)	29,272.8	29,060.8
International Finance Corporation (IFC) (3)(4)	1,094.4	1,094.4
European Investment Bank (EIB) (5)	52,917.8	4,719.9
African Development Bank (AfDB) (3)	8,269.1	348.8
African Development Fund (AfDF) (3)	4,980.3	4,753,6
Asian Development Bank (AsDB) (3)	6,429.9	321.4
Asian Development Fund (AsDF) (3)	2,002.0	1,859.0
Inter-American Development Bank (IDB) (3)	3,368.7	242.3
Inter-American Investment Corporation (IIC) (3)	20.2	20.2
Fund for Special Operations (FSO) (3)	—	—
International Fund for Agricultural Development (IFAD) (3)	714.1	621.9
Caribbean Development Bank (CDB) (3)	106.6	23.6
Special Development Fund of the Caribbean Development Bank (SDF) (3)	126.1	114.0
European Bank for Reconstruction and Development (EBRD) (5)	2,895.5	603.9
Council of Europe Development Bank (CEB) (5)	1,037.2	115.1
Asian Infrastructure Investment Bank (AIIB) (3)	4,484.2	896.8

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.39959.
(2)	Quota in SDR: 26,634.4 Mio. SDR. Year-end value 2021 1 SDR = USD 1.399590. Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to the IMF’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IFC and IDA: World Bank Corporate Secretariat, April 2022.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at December 31, 2021 of EUR 1 per USD 1.1326.
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EXHIBIT (e)

Consent of Independent Auditor

To the Management Board

Landwirtschaftliche Rentenbank:

We consent to the incorporation by reference in the registration statement (No. 333-234161) filed under Schedule B of Landwirtschaftliche Rentenbank and the related prospectus of our report dated March 4, 2022, with respect to the German GAAP unconsolidated financial statements of Landwirtschaftliche Rentenbank, included in Exhibit (d) to this Annual Report on Form 18-K for the year ended December 31, 2021.

/s/ Deloitte GmbH Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

May 16, 2022

EXHIBIT (f)

Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2021, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-234161) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 16, 2022

Federal Republic of Germany

By: /s/ Dr. Markus Hörmann

Dr. Markus Hörmann

Regierungsdirektor, Federal Ministry of Finance, Berlin